                                                                424b3
                                                              33-61295

                             SUBJECT TO COMPLETION
                                 MARCH 20, 1996
PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 4, 1995)             (Vanguard Logo appears here)
$200,000,000
VANGUARD CELLULAR SYSTEMS, INC.
    % SENIOR DEBENTURES DUE 2006
The     % Senior Debentures Due 2006 (the "Debentures") are being offered by
Vanguard Cellular Systems, Inc. (the "Company") and will mature on
             , 2006. Interest on the Debentures will be payable semiannually on
            and             of each year, commencing              , 1996. The
Debentures will be redeemable at the option of the Company, in whole or in part,
at any time on or after              , 2001 at the redemption prices set forth
herein, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of Debentures -- Optional Redemption." Upon a Change of Control Triggering Event (as defined), holders of the Debentures will have the right to require the Company to purchase all or any part of the Debentures at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Debentures -- Purchase at the Option of Holders Upon a Change of Control."
The Debentures will be senior unsecured obligations of the Company and will rank PARI PASSU with all unsubordinated, unsecured indebtedness of the Company. The Debentures will be structurally subordinated to the indebtedness and all other liabilities of the Company's subsidiaries. As of December 31, 1995, after giving effect to this offering of the Debentures (the "Offering"), the application of the net proceeds therefrom and actions to be taken pursuant to the proposed amendment to the Company's Credit Facility (as defined), the total consolidated indebtedness of the Company would have been $527.4 million, and the total balance sheet liabilities of the Company's subsidiaries (including trade payables and accrued liabilities), would have been approximately $372.2 million, of which $327.4 million would have been indebtedness. The Company's subsidiaries expect to incur significant additional indebtedness and other liabilities in the future. Although the Debentures are entitled "senior," the Company had no indebtedness as of December 31, 1995 that would have been subordinated to the Debentures and has no current plans to incur such indebtedness.
The Debentures will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the depositary (the "Depositary"). Beneficial interests in the Debentures represented by the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Debentures in definitive form will not be issued. See "Description of Debentures -- Book-Entry System."
SEE "CERTAIN RISK FACTORS" BEGINNING ON PAGE S-10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                              PRICE TO        UNDERWRITING    PROCEEDS TO
                                                                              PUBLIC (1)      DISCOUNT        COMPANY (1)(2)
Per Debenture............................................................     %               %               %
Total....................................................................     $               $               $

(1) Plus accrued interest, if any, from            , 1996, to the date of
    delivery.
(2) Before deduction of expenses payable by the Company, estimated to be
    $      .
The Debentures are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Debentures will be made through the
facilities of The Depository Trust Company on or about              , 1996.
SALOMON BROTHERS INC
           GOLDMAN, SACHS & CO.
                       NATIONSBANC CAPITAL MARKETS, INC.
                                    SMITH BARNEY INC.
                                                TORONTO DOMINION SECURITIES
(USA) INC.
The date of this Prospectus Supplement is              , 1996.

     FOR CALIFORNIA RESIDENTS: WITH RESPECT TO SALES OF THE DEBENTURES BEING OFFERED HEREBY TO CALIFORNIA RESIDENTS, AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, SUCH DEBENTURES MAY BE SOLD ONLY TO: (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE SECURITIES ACT OF 1933, (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT-SHARING TRUSTS, CORPORATIONS OR OTHER ENTITIES WHICH, TOGETHER WITH THE CORPORATION'S OR OTHER ENTITY'S AFFILIATES WHICH ARE UNDER COMMON CONTROL, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED, BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OF NOT LESS THAN $14 MILLION AND SUBSIDIARIES OF THE FOREGOING OR (3) ANY PERSON (OTHER THAN A PERSON FORMED FOR THE SOLE PURPOSE OF PURCHASING THE DEBENTURES BEING OFFERED HEREBY) WHO PURCHASES AT LEAST $1 MILLION AGGREGATE AMOUNT OF THE DEBENTURES OFFERED HEREBY. EACH CALIFORNIA RESIDENT PURCHASING DEBENTURES OFFERED HEREBY WILL BE DEEMED TO REPRESENT BY SUCH PURCHASE THAT IT COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES, THAT IT WILL NOT SELL OR OTHERWISE TRANSFER ANY OF SUCH DEBENTURES TO A CALIFORNIA RESIDENT UNLESS THE TRANSFEREE COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES AND THAT IT WILL ADVISE THE TRANSFEREE OF THIS CONDITION, WHICH TRANSFEREE, BY BECOMING SUCH, WILL BE DEEMED TO BE BOUND BY THE SAME RESTRICTIONS ON RESALE.
                                      S-3

                     (THIS PAGE INTENTIONALLY LEFT BLANK.)
                                      S-4

                         PROSPECTUS SUPPLEMENT SUMMARY
     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING EITHER ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. AS USED IN THIS PROSPECTUS SUPPLEMENT, REFERENCES TO THE "OFFERING" SHALL MEAN THE OFFERING OF THE DEBENTURES. SEE "GLOSSARY" FOR DEFINITIONS OF CERTAIN OTHER TERMS USED IN THIS PROSPECTUS SUPPLEMENT. OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION ("EBITDA") AS USED IN THIS PROSPECTUS SUPPLEMENT IS NOT THE DEFINED TERM UNDER THE INDENTURE AND IS INCLUDED AS SUPPLEMENTAL DISCLOSURE BECAUSE IT IS GENERALLY CONSIDERED USEFUL INFORMATION REGARDING A COMPANY'S ABILITY TO SERVICE DEBT. EBITDA, HOWEVER, IS NOT A MEASURE DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AND SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR OR AN ALTERNATIVE TO NET INCOME (LOSS), CASH FLOW PROVIDED BY OPERATING ACTIVITIES OR OTHER INCOME OR CASH FLOW DATA PREPARED IN ACCORDANCE WITH GAAP OR AS A MEASURE OF A COMPANY'S OPERATING PERFORMANCE OR LIQUIDITY.
                                  THE COMPANY
     Vanguard Cellular Systems, Inc. (the "Company") is one of the largest independent operators of cellular telephone systems in the United States based on its 7.5 million aggregate POPs as of December 31, 1995. The Company serves over 380,000 subscribers located in five "metro-clusters," or contiguous groups of cellular markets, consisting of 28 markets in the Eastern United States, including the Mid-Atlantic SuperSystem and the Florida, Carolinas, New England, and West Virginia metro-clusters. The Mid-Atlantic SuperSystem, which is contiguous to the New York, Philadelphia and Baltimore/Washington MSAs, and the New England metro-cluster, which is contiguous to the Boston MSA, (four of the nation's seven largest MSAs) collectively represent approximately 80% of the Company's operating POPs. The Company's wireless products and services are distributed under the CellularONE(Register mark) brand name, one of the most recognized brand names in the wireless industry. For the year ended December 31, 1995, the Company had consolidated service revenues of $217 million and EBITDA of $68 million.
     The Company's markets are located in predominantly suburban and rural areas proximate to major urban areas, which the Company believes affords it several advantages over traditional urban wireless operations, including (i) greater network capacity, (ii) greater roaming revenue opportunities, (iii) lower distribution costs and (iv) higher barriers to entry. Because there are limits to the number of signals that can be transmitted simultaneously in a given area, the Company's less densely populated suburban and rural locations allow for greater frequency reuse, resulting in greater overall network capacity than in high density urban markets. The Company is able to provide high quality voice transmission with reduced instances of blocked or dropped calls. In addition to these network advantages, the Company's metro-clusters enjoy greater roaming revenue opportunities by virtue of their proximity to large urban centers. This benefit is best exemplified in the Mid-Atlantic SuperSystem, which is located in the heavily traveled corridor between New York, Philadelphia and Baltimore/Washington D.C. Roaming revenue requires minimal incremental administrative and marketing expenditures, and the Company believes that it is well positioned to benefit from both cellular roaming and eventual roaming by users of personal communications services ("PCS"). The Company also believes that it experiences lower distribution costs due to its enhanced ability to market its products and services through Company-owned distribution channels, because direct sales, retail stores and kiosks are more economical outside of urban areas. Finally, the Company believes that the lower population density and greater geographic coverage of its suburban and rural metro-clusters act as barriers to entry given the relatively higher per-subscriber costs of building competing wireless systems.
     The Company's annual service revenue and subscriber growth over the last three years has outpaced average industry growth over the three year period ending June 30, 1995 according to the most recently published data by the Cellular Telephone Industry Association. The number of subscribers in the Company's majority-owned markets grew from 92,300 to 381,000 over the last three years, a compound annual growth rate of approximately 60%, compared to an industry growth rate of 47%. Service revenue grew from $73 million in 1992 to $217 million in 1995, a compound annual growth rate of 44%, compared to an industry growth rate of 35%. In addition, the Company's EBITDA grew from $14 million in 1992 to $68 million in 1995. See "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
                                      S-5

BUSINESS STRATEGY
     The Company's overall goal is to continue to pursue strong growth of subscribers, revenues and EBITDA. The Company intends to achieve this goal through its operating strategy of providing a broad range of high quality integrated wireless communications products and services. Key elements of the Company's strategy include:
     (Bullet) DEVELOPMENT OF THE METRO-CLUSTER SERVICE AREAS. The Company has pursued a strategy of developing and supplementing its regional metro-clusters to enable it to better serve its customers and to achieve cost efficiencies through economies of scale. By operating in contiguous markets, the Company can provide broad areas of seamless service and achieve economies of scale in marketing and operations as well as cost efficiencies in deploying its network infrastructure. The Company continually evaluates opportunities for acquisitions of new cellular properties in proximate suburban and rural markets that will expand its metro-clusters.
     (Bullet) CONTINUOUS CELLULAR NETWORK BUILDOUT. The Company continuously improves its systems. In 1994, the Company began a cellular network expansion and upgrade program in order to increase geographic coverage and provide for additional portable usage in the Company's cellular markets. In 1995, the Company added 110 new cell sites and replaced or upgraded 65 others, bringing its total number of cell sites to 270 as of December 31, 1995. The Company plans to add 80 cell sites in 1996 as it continues to enhance its network.
              The Company believes that its networks have sufficient capacity in its spectrum to serve the Company's growing subscriber base in the near future but plans to implement a gradual transition to digital technology before analog capacity constraints become a significant concern. The Company's networks are currently digital-ready, with dual mode analog/Time Division Multiple Access ("TDMA") digital radio technology already built-in such that individual transmitters may be converted to digital mode with minimal additional investment. See "Business -- Expansion of Product Offerings."
     (Bullet) INVESTMENT IN BRAND IDENTITY. The Company's wireless products and services are distributed under the CellularONE(Register mark) brand name, one of the most recognized brand names in the wireless industry. The CellularONE(Register mark) brand name currently is used by cellular systems covering more than 11,000 cities and towns, representing total POPs of over 129 million. The Company has a minority ownership interest in the partnership that owns the CellularONE(Register mark) brand name and that controls the promotion and management of the brand. In addition to benefitting from local advertising by licensees, the CellularONE(Register mark) brand name is advertised on a national basis by the partnership that owns the brand with funding provided by licensing fees.
     (Bullet) EMPHASIS ON CUSTOMER SERVICE AND ADVANCED BILLING SYSTEMS. The
              Company provides on-line customer support, 24 hours a day, seven days a week. The Company's internally developed, proprietary Flexcell(Register mark) billing and management information system enables the Company to provide quality services to its expanding customer base and affords it access to customer data, which it uses to facilitate its marketing efforts. One such service is Rapid Activation, which enables the Company to execute credit checks, order entry, and subscriber activation within five minutes. See "Business -- Customer Service."
     (Bullet) GROWTH OF INTERNAL DISTRIBUTION CHANNELS. The Company distributes its products and services through both its internal distribution network (direct salesforce, sales and service centers, and retail stores) and external distribution channels (national retailers, local agents and automotive dealers). The Company is continuing its long-term emphasis on internal distribution channels, particularly its own retail outlets, which the Company believes offer substantial benefits. These benefits include lower cost, higher effectiveness in selling to high margin customers, and a consistent point of customer contact, resulting in greater ongoing satisfaction for both internally and externally generated customers. The Company is therefore building additional retail outlets, as well as upgrading existing outlets. See
              "Business -- Marketing and Distribution."
     (Bullet) EXPANSION OF PRODUCT OFFERINGS. The Company continues to offer new and innovative products and services in order to increase the value of the basic voice product to the customer and to increase airtime revenues. In addition to enhanced cellular voice service packages, the Company has begun to offer digital data transmission, and field trials are underway for Cellular Digital Packet Data protocol ("CDPD"). With the integration of digital technology, the Company will be able to offer a variety of additional services such as caller identification, short messaging and call encryption.
                                      S-6

                                  THE OFFERING

Securities Offered........................  $200,000,000 principal amount of   % Senior Debentures due 2006 (the
                                            "Debentures").
Maturity..................................  The Debentures will mature on                , 2006.
Interest Payment Dates....................  Interest on the Debentures is payable semiannually on each             and
                                                        , commencing             , 1996.
Optional Redemption.......................  The Debentures will be redeemable at the option of the Company, in whole or in
                                            part, at any time on or after             , 2001, at the redemption prices set
                                            forth herein, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of Debentures -- Optional Redemption."
Sinking Fund..............................  None.
Change of Control.........................  Upon a Change of Control Triggering Event, the Company will be required to make an offer to purchase the Debentures at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Debentures -- Change of Control Offer."
Ranking...................................  The Debentures are senior unsecured obligations of the Company, ranking PARI
                                            PASSU with other unsubordinated, unsecured indebtedness of the Company, and ranking senior in right of payment to any future subordinated indebtedness of the
                                            Company. The Debentures will be structurally subordinated to all liabilities of the Company's subsidiaries, including the Credit Facility (as defined). See
                                            "Description of Credit Facility." As of December 31, 1995, after giving effect to the Offering and the application of the net proceeds thereof, the total indebtedness and other balance sheet liabilities (including trade payables and accrued liabilities) of such subsidiaries, on an aggregate basis, would have been approximately $372.2 million, of which $327.4 million would have been indebtedness. At such date, the Company had no indebtedness that would have been subordinated to the Debentures. See "Risk Factors -- Holding Company Structure"
                                            and "Description of Debentures."
Certain Covenants.........................  The Indenture, as supplemented by the Indenture Supplement (the "Indenture"), for
                                            the Debentures will contain limitations on, among other things, (a) the ability of the Company and its Restricted Subsidiaries to Incur additional Indebtedness,
                                            (b) the payment of dividends and other distributions with respect to the Capital
                                            Stock of the Company and the purchase, redemption or retirement of Capital Stock of the Company, (c) the Incurrence of certain Liens, (d) the ability of the
                                            Company to allow restrictions on distributions by Restricted Subsidiaries, (e)
                                            Asset Sales, (f) transactions with Affiliates and (g) certain consolidations, mergers and transfers of assets. All of these limitations are subject to a number of important qualifications. See "Description of Debentures -- Certain
                                            Covenants."
Use of Proceeds...........................  The net proceeds of the offering (approximately $194.7 million) will be used to refinance amounts outstanding under the revolving portion of the Credit Facility.
                                            The Company expects to make additional borrowings in the future to fund capital expenditures and for other general corporate purposes, including possible acquisitions and other investments. See "Use of Proceeds."
Risk Factors..............................  See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Debentures.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
     The following table presents a summary of consolidated financial and operating data of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated historical financial information of the Company and related notes thereto included elsewhere or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. The summary historical consolidated financial data for fiscal years 1991 through 1995 are derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP.

                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                  1995       1994       1993       1992       1991
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SUBSCRIBER
                                                                            AND PER NET ACTIVATION DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue:
     Service revenue (a).....................................   $217,440   $146,417   $ 98,960   $ 72,791   $ 56,347
     Cellular telephone equipment revenue....................     15,647     18,529      9,929      5,999      4,837
     Other...................................................      2,984      3,055        175         --         --
                                                                 236,071    168,001    109,064     78,790     61,184
  Costs and expenses:
     Cost of service.........................................     27,043     21,008     14,461     11,044      6,992
     Cost of cellular telephone equipment....................     25,605     29,933     13,410      7,579      6,314
     General and administrative..............................     60,489     44,019     34,218     29,334     29,578
     Marketing and selling...................................     54,906     37,102     21,693     16,877     13,867
     Depreciation and amortization (b).......................     36,170     24,073     25,160     22,100     19,112
                                                                 204,213    156,135    108,942     86,934     75,863
  Income (loss) from operations..............................     31,858     11,866        122     (8,144)   (14,679)
  Interest expense...........................................    (38,293)   (22,126)   (15,389)   (16,177)   (19,292)
  Other, net.................................................       (575)    (3,532)       138     (2,642)       949
  Minority interests.........................................         (3)      (153)      (154)       304        309
  Net loss before extraordinary item.........................     (7,013)   (13,945)   (15,283)   (26,659)   (32,713)
  Extraordinary charge (c)...................................         --     (8,402)    (3,715)        --         --
  Net loss...................................................   $ (7,013)  $(22,347)  $(18,998)  $(26,659)  $(32,713)
OTHER DATA:
  Capital expenditures (d)...................................   $129,894   $ 62,632   $ 21,009   $ 18,243   $ 16,542
  EBITDA (e).................................................   $ 68,028   $ 35,939   $ 25,282   $ 13,956   $  4,433
  EBITDA margin on service revenue...........................       31.3%      24.5%      25.5%      19.2%       7.9%
  EBITDA before sales and marketing (f)......................   $132,892   $ 84,445   $ 50,456   $ 32,413   $ 19,777
  Total subscribers in majority owned markets
     at year end (000s)......................................      381.0      245.0      132.3       92.3       69.2
  Penetration (g)............................................        5.3%       3.7%       2.2%       1.6%       1.2%
  Average monthly service revenue per subscriber.............   $     58   $     70   $     76   $     77   $     77
  Sales and marketing cost per net activation (h)............   $    511   $    493   $    629   $    799   $  1,066
  Net POPs (000s)............................................      7,523      7,480      6,455      6,193      6,101
BALANCE SHEET DATA (end of period):
  Working capital (deficiency)...............................   $  4,997   $ (1,778)  $  4,696   $ (1,185)  $  7,854
  Property and equipment, net................................    225,206    120,325     71,716     72,026     74,581
  Total assets...............................................    596,577    431,711    284,429    251,820    255,810
  Long-term debt (including current portion).................    522,143    348,649    238,153    199,712    184,827
  Shareholders' equity.......................................     29,048     39,207     21,898     30,265     51,669

     (a) In 1994, in order to conform to industry practice, the Company reclassified certain pass-through items previously recognized as service revenue to offset the related cost of service expenses. These reclassified items relate to charges associated with the Company's subscribers roaming into adjacent cellular markets. Appropriate reclassifications have been made in each period presented.
     (b) Effective January 1, 1994, the Company changed its depreciation period for approximately 30% of its property and equipment from seven years to a 10 to 20 year schedule. The effect of this change was to reduce depreciation expense for the year ended December 31, 1994 by $4.5 million.
     (c) The extraordinary charges for the years ended December 31, 1994 and 1993 of $8.4 million and $3.7 million, respectively, reflect the write-off of deferred financing costs associated with the Company's credit facilities that were replaced during 1994 and 1993.
     (d) Capital expenditures excludes acquisitions.
     (e) EBITDA consists of income (loss) from operations before depreciation and amortization. Although EBITDA is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to a prospective investor because it is a measure widely used in the cellular industry to evaluate a company's operating performance. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of liquidity or profitability. EBITDA as used here is not the same term as defined in the Indenture.
     (f) EBITDA before sales and marketing represents EBITDA plus sales, marketing and advertising costs and net losses on cellular equipment.
     (g) Penetration represents total year-end subscribers divided by the year-end total POPs in the Company's majority-owned markets.
     (h) Sales and marketing cost per net activation represents sales, marketing and advertising costs plus net losses on cellular equipment divided by net subscriber additions, excluding subscribers added through acquisitions.
                                      S-9

                              CERTAIN RISK FACTORS
     THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS AND AN INVESTMENT IN THE DEBENTURES.
SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT
     The Company has substantial leverage. As of December 31, 1995, the Company's total indebtedness, on a pro forma basis, would have been approximately 95% of its total capitalization. See "Use of Proceeds" and "Capitalization." The degree to which the Company is leveraged may adversely affect the Company's ability to finance its future operations, to compete effectively against better capitalized competitors and to withstand downturns in its business or the economy generally, and could limit its ability to pursue business opportunities that may be in the interests of the Company and its security holders. Following the Offering, the Company will have approximately $350 million of available borrowings under the Credit Facility, subject to certain limitations, and it expects to continue to borrow funds under this facility. The Company would use such additional borrowings for general corporate purposes, including continuing improvement of its systems, targeted cellular acquisitions and other investment opportunities in wireless and multimedia businesses. The Credit Facility is structurally senior to the Debentures and is secured by substantially all of the assets of the Company, and under the financial covenants of the facility, borrowing availability is dependent on continued improvement in the Company's operating performance. Prior to the completion of the Offering, the Company expects to make a wholly owned subsidiary the primary obligor with respect to the Credit Facility. The obligor under the Credit Facility will also assume all of the Company's liabilities (other than the Debentures). The terms of the Credit Facility, following the proposed amendment, will limit the ability of the subsidiary to pay dividends and make other distributions to the Company. See " -- Holding Company Structure." The Company's interest payments under the Credit Facility have been $13.8 million, $22.6 million and $34.0 million in 1993, 1994 and 1995, respectively. The Credit Facility consists of a term loan and a revolving loan. The outstanding amount of the term loan as of March 31, 1998 is to be repaid in increasing quarterly installments commencing on March 31, 1998 and terminating at its maturity date of December 31, 2003. The quarterly installment payments begin at 1.875% of the outstanding principal amount at March 30, 1998 and gradually increase to 5.625% of the principal amount at March 31, 2003. The available borrowings under the revolving loan will be reduced on a quarterly basis also commencing on March 31, 1998 and terminating on December 31, 2003. The quarterly reductions begin at 1.875% of the revolving loan commitment at March 31, 1998 and gradually increase to 5.525% of the commitment on March 31, 2003. See "Description of Credit Facility."
     The Company's ability to meet its working capital and operational needs and to provide funds for debt service, capital expenditures, acquisitions and other cash requirements will require continued growth in the Company's EBITDA. In the past, EBITDA has been insufficient to meet these needs and cash has been generated through the Company's bank credit facilities and the sale of its common stock. In 1993, 1994 and 1995, EBITDA was $25.3 million, $35.9 million and $68.0 million, respectively. However, there can be no assurance that the Company will be successful in continuing to grow its EBITDA by a sufficient magnitude or in a timely manner or in raising additional equity or debt financing to enable it to meet its cash requirements. The Credit Facility and the Debentures impose or will impose restrictions on the operations and activities of the Company. Generally, the most significant restrictions relate to debt incurrence, investments, capital expenditures, sales of assets and the use of proceeds therefrom and cash distributions from the Company and require the Company to comply with certain financial covenants including financial ratios. The ability of the Company to comply with the foregoing restrictions and covenants will be dependent upon its future performance and various other factors, including factors beyond the Company's control. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources," "Description of Credit Facility" and "Description of Debentures -- Certain Covenants."
HISTORY OF NET LOSSES; DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES
     The Company has sustained net losses in each fiscal year of its operations. As of December 31, 1995, the Company had an accumulated deficit of $193.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." There can be no assurance that the Company will be profitable in 1996 or thereafter. In addition, the Company's earnings have been insufficient to cover its fixed charges in each fiscal year since its formation in 1984. For the year ended December 31, 1995, the Company's earnings were insufficient to cover fixed charges by approximately $5.8 million.
                                      S-10

HOLDING COMPANY STRUCTURE
     The Debentures will be obligations exclusively of the Company. The Company's subsidiaries hold substantially all of the Company's assets and conduct substantially all of its operations. The Company must rely on dividends, loan repayments and other intercompany cash flows from its subsidiaries to generate the funds necessary to meet the Company's debt service obligations, including the Debentures. In addition, prior to sale of the Debentures, pursuant to a proposed amendment to the Credit Facility, a holding company subsidiary will become the primary obligor of the Credit Facility and the Company and substantially all of the subsidiaries of the holding company subsidiary will have guaranteed the Credit Facility, with such guarantees being secured by the assets of the guarantors. The proposed amendment will limit the ability of the new subsidiary to pay dividends and make other distributions to the Company. See "Description of Credit Facility." The Debentures will be effectively subordinated to all indebtedness and other liabilities and commitments of the subsidiaries, including trade payables and lease obligations and the guarantees of the Credit Facility. Any right of the Company to receive assets of any such subsidiary upon the liquidation or reorganization of such subsidiary will be effectively subordinated to the claims of that subsidiary's creditors (including the claims of the creditors under the Credit Facility), except to the extent the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subject to any security interests in the assets of such subsidiary and subordinate to any claims of such subsidiary senior to that held by the Company. As of December 31, 1995, on a pro forma basis, the Company's subsidiaries would have had approximately $372.2 million of total balance sheet liabilities, of which $327.4 million was indebtedness. Under the Indenture for the Debentures, the Company's subsidiaries are permitted to incur substantial additional liabilities.
COMPETITION
     The FCC currently authorizes only two licensees to operate cellular communications systems in each cellular market. The Company competes primarily against the other facilities-based cellular carrier in each metropolitan statistical area ("MSA") and rural service area ("RSA") market that it serves and expects competition to remain vigorous. Competition for customers between cellular licensees is based principally upon the services and enhancements offered, the quality of the cellular system, customer service, system coverage and capacity and price. The Company expects such competition to continue and anticipates continued downward pressure on the prices charged for its cellular equipment and services.
     Competition is expected to increase as a result of recent regulatory and legislative initiatives. The FCC has promulgated rules for the licensing of operators to provide personal communications services ("PCS") and enhanced specialized mobile radio ("ESMR") services. The FCC has decided to offer over 2,000 licenses for PCS use. The FCC has completed the initial round of its spectrum auction process which resulted in the award of two PCS licenses in each Major Trading Area ("MTA").
     The wireless marketplace is expected to become increasingly competitive as a result of the commencement of operations by new wireless service providers and due to competition from resellers. PCS and ESMR operators will compete directly with the Company and may have access to substantial capital resources. ESMR is a wireless communications service created by converting analog specialized mobile radio ("SMR") services into an integrated, digital wireless communications system. PCS is expected to be a digital, wireless communications system supported by high-density call transmitters. It is expected that PCS will involve a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile and portable voice and data communications. Two PCS systems are currently in commercial service in the United States. It is expected that PCS and ESMR will provide services and features in addition to those currently provided by cellular companies, and there can be no assurance that the Company will be able to provide such services and features or that it will be able to do so on a timely or profitable basis.
ADOPTION OF NEW TECHNOLOGIES; TECHNOLOGICAL OBSOLESCENCE
     The Company's commercial networks currently utilize analog technology. The Company has chosen Time Division Multiple Access ("TDMA") as its digital technology. However, other digital technologies, including Code Division Multiple Access ("CDMA"), may ultimately provide substantial advantages over TDMA or analog technology and as these advantages become more established, the Company may be at a competitive disadvantage and competitive pressures may force the Company to implement CDMA or another digital technology at substantially increased cost. In addition, other wireless communications companies may implement digital technology before
                                      S-11
the Company, and consequently such companies may be able to provide enhanced services and superior quality compared with that which the Company is able to provide through its existing analog technologies. There can be no assurance that the Company could respond to such competitive pressures and implement digital technology on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may not be preferred by its customers or may become obsolete at some time in the future, which in either case could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company's ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks. See
"Business -- Competition."
     The Company is studying the possibility of participating in an FCC auction for 10 MHz of spectrum in the 1850 to 1990 MHz PCS band. There can be no assurance that the Company will decide to bid or if it does, that it will submit a successful bid. If the Company were to submit a winning bid and be granted a license, the Company would be required to make substantial capital expenditures to plan, construct and operate a PCS system. There can be no assurance that the Company could implement successfully the technology needed to construct and operate a PCS system, or that the Company could operate such a system profitably.
REGULATION OF THE CELLULAR INDUSTRY
     The licensing, construction, operation, acquisition, assignment and transfer of cellular communications systems, as well as the number of licensees permitted in each market, are regulated by the FCC. Changes in the regulation of cellular activities could have a material adverse effect on the Company's operations and financial performance. In addition, initial operating licenses are generally granted for terms of up to 10 years, renewable upon application to the FCC. Licenses may be revoked and license renewal applications denied for cause after appropriate notice and hearing. In addition, the Company's renewal applications also may be subject to petitions to deny or competing applications. The Company has 10 licenses scheduled to expire in 1997 and 15 licenses have their initial expiration dates thereafter. Although three of the Company's licenses have been renewed recently, there can be no assurance that any of the Company's licenses will not be revoked or will be renewed on expiration. See "Business -- Governmental Regulation -- Regulation of Cellular Systems." OPERATING COSTS DUE TO FRAUD
     Like most companies in the cellular industry, the Company incurs costs associated with unauthorized use of its network. Fraud impacts interconnection costs, capacity costs, administrative costs, costs incurred for fraud prevention and payments to other carriers for unbillable fraudulent roaming. During the last quarter of 1995, the Company experienced for the first time significant costs associated with unauthorized use. The Company intends to continue to develop and invest in anti-fraud measures to prevent cellular fraud. Even so, there can be no assurance that the Company will not incur substantial costs due to fraud. In addition, while the costs of the Company's anti-fraud measures have not been significant in the past, there can be no assurance that these costs will not become substantial in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
VALUE OF FCC LICENSES.
     The underlying value of the Company's assets relates primarily to its intangible assets, principally interests in entities holding FCC construction permits and licenses, the value of which depends significantly upon the success of the Company's business and the growth of the industry in general. While the Company believes that there is presently a market for such assets, such market may not exist in the future or the values obtainable may be lower than at present. As a consequence, in the event of default on indebtedness of the Company or any other event which would result in the liquidation of the Company's assets, there can be no assurance that the proceeds would be sufficient to pay its obligations, including obligations pursuant to the Debentures.
DEPENDENCE ON KEY PERSONNEL
     The Company's businesses are managed by a small number of key executive officers. The loss of certain of these key executive officers could have a material adverse effect on the Company.
                                      S-12

RADIO FREQUENCY EMISSION CONCERNS
     Media reports have suggested that certain radio frequency ("RF") emissions from cellular telephones may be linked to cancer. Although unsuccessful to date, various lawsuits, none of which involve the Company, have been filed alleging that the death of a cellular subscriber was related to emissions. If such a lawsuit were successful, it could have a material adverse effect on the Company's business or results of operations. The FCC has a rulemaking proceeding to update the guidelines and methods it uses for evaluation of RF emissions from radio equipment, including cellular telephones. As a result, more restrictive standards with respect to RF emissions from low powered devices such as cellular telephones may be imposed. The Company is unable to predict the nature or extent of these potential restrictions at the present time and therefore cannot determine whether these potential restrictions or the basis for them would have a material adverse effect on its business or results of operations.
LACK OF PUBLIC MARKET FOR DEBENTURES
     Because the Debentures are a new issue of securities, there is currently no active trading market for the Debentures. In addition, the Debentures will not be listed on any national securities exchange or over-the-counter market system. The Underwriters have advised the Company that they presently intend to make a market in the Debentures, although none of them is obligated to do so, and each of them may discontinue any market-making activities with respect to the Debentures at any time without notice. There can be no assurance that an active public market for the Debentures will develop or be maintained. If an active trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected.
                                      S-13

                                USE OF PROCEEDS
     The net proceeds from the sale of the Debentures offered hereby are estimated to be $194.7 million. The net proceeds will be used to reduce borrowings outstanding under the revolving loan portion of the Credit Facility. At February 29, 1996, approximately $214 million of borrowings were outstanding under the revolving loan portion of the Credit Facility. Approximately $115 million of such revolving indebtedness was incurred to fund capital expenditures and acquisitions during the twelve months prior to February 29, 1996. The Company expects to make additional borrowings in the future to fund capital expenditures and for other general corporate purposes, including possible acquisitions and other investments. For information relating to interest rates and maturity dates of indebtedness under the Credit Facility and the Company's future financing needs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Credit Facility." Certain affiliates of Toronto Dominion Securities (USA) Inc. and NationsBanc Capital Markets, Inc., underwriters for the Offering, that are lenders under the Credit Facility will receive approximately $27.4 million of the repayment of borrowings under the revolving loan portion of such facility. See "Underwriting."
                                 CAPITALIZATION
     The following table sets forth the capitalization of the Company as of December 31, 1995, giving pro forma effect to the consummation of the Offering and the application of the net proceeds therefrom. This table should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing in, or incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus.

                                                                                                             AS OF
                                                                                                       DECEMBER 31, 1995
                                                                                                     ACTUAL      AS ADJUSTED
                                                                                                     (DOLLARS IN THOUSANDS)
Long-term debt:
  Borrowings under the Credit Facility:
     Term loan...................................................................................   $ 325,000     $ 325,000
     Revolving loan (a)..........................................................................     197,000         2,300
  Other long-term debt...........................................................................         143           143
  Debentures offered hereby......................................................................          --       200,000
     Total long-term debt........................................................................     522,143       527,443
Minority interests...............................................................................         573           573
Shareholders' equity:
  Preferred stock -- $.01 par value, 1,000,000 shares authorized,
     no shares issued............................................................................          --            --
  Common stock, Class A -- $.01 par value, 250,000,000 shares authorized, 41,312,053 shares
     issued and outstanding......................................................................         413           413
  Common stock, Class B -- $.01 par value, 30,000,000 shares authorized, no shares issued........          --            --
  Additional capital in excess of par value......................................................     238,662       238,662
  Net unrealized holding losses..................................................................     (16,395)      (16,395)
  Accumulated deficit............................................................................    (193,632)     (193,632)
     Total shareholders' equity..................................................................      29,048        29,048
       Total capitalization......................................................................   $ 551,764     $ 557,064

(a) Commitments under the Credit Facility will not be reduced so that following the Offering, the Company will have approximately $347.7 million of available borrowings under the revolving loan portion of the Credit Facility, subject to certain limitations.
                                      S-14

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
     The following table presents a summary of financial and operating data of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated historical financial information of the Company and related notes thereto included in, or incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus. The summary historical consolidated financial data for fiscal years 1991 through 1995 are derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP.

                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                  1995       1994       1993       1992       1991
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SUBSCRIBER AND
                                                                              PER NET ACTIVATION DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue:
     Service revenue (a).....................................   $217,440   $146,417   $ 98,960   $ 72,791   $ 56,347
     Cellular telephone equipment revenue....................     15,647     18,529      9,929      5,999      4,837
     Other...................................................      2,984      3,055        175         --         --
                                                                 236,071    168,001    109,064     78,790     61,184
  Costs and expenses:
     Cost of service.........................................     27,043     21,008     14,461     11,044      6,992
     Cost of cellular telephone equipment....................     25,605     29,933     13,410      7,579      6,314
     General and administrative..............................     60,489     44,019     34,218     29,334     29,578
     Marketing and selling...................................     54,906     37,102     21,693     16,877     13,867
     Depreciation and amortization (b).......................     36,170     24,073     25,160     22,100     19,112
                                                                 204,213    156,135    108,942     86,934     75,863
  Income (loss) from operations..............................     31,858     11,866        122     (8,144)   (14,679)
  Interest expense...........................................    (38,293)   (22,126)   (15,389)   (16,177)   (19,292)
  Other, net.................................................       (575)    (3,532)       138     (2,642)       949
  Minority interests.........................................         (3)      (153)      (154)       304        309
  Net loss before extraordinary item.........................     (7,013)   (13,945)   (15,283)   (26,659)   (32,713)
  Extraordinary charge (c)...................................         --     (8,402)    (3,715)        --         --
  Net loss...................................................   $ (7,013)  $(22,347)  $(18,998)  $(26,659)  $(32,713)
  Deficiency of earnings available to cover fixed charges
     (d).....................................................   $  5,765   $ 14,476   $ 15,317   $ 27,151   $ 33,738
OTHER DATA:
  Capital expenditures (e)...................................   $129,894   $ 62,632   $ 21,009   $ 18,243   $ 16,542
  EBITDA (f).................................................   $ 68,028   $ 35,939   $ 25,282   $ 13,956   $  4,433
  EBITDA margin on service revenue...........................       31.3%      24.5%      25.5%      19.2%       7.9%
  EBITDA before sales and marketing (g)......................   $132,892   $ 84,445   $ 50,456   $ 32,413   $ 19,777
  Total subscribers in majority owned markets
     at year end (000s)......................................      381.0      245.0      132.3       92.3       69.2
  Penetration (h)............................................        5.3%       3.7%       2.2%       1.6%       1.2%
  Average monthly service revenue per........................   $     58   $     70   $     76   $     77   $     77
  Sales and marketing cost per net activation (i)............   $    511   $    493   $    629   $    799   $  1,066
  Net POPs (000s)............................................      7,523      7,480      6,455      6,193      6,101
BALANCE SHEET DATA (end of period):
  Working capital (deficiency)...............................   $  4,997   $ (1,778)  $  4,696   $ (1,185)  $  7,854
  Property and equipment, net................................    225,206    120,325     71,716     72,026     74,581
  Total assets...............................................    596,577    431,711    284,429    251,820    255,810
  Long-term debt (including current portion).................    522,143    348,649    238,153    199,712    184,827
  Shareholders' equity.......................................     29,048     39,207     21,898     30,265     51,669

 (a) In 1994, in order to conform to industry practice, the Company reclassified certain pass-through items previously recognized as service revenue to offset the related cost of service expenses. These reclassified items relate to charges associated with the Company's subscribers roaming into adjacent cellular markets. Appropriate reclassifications have been made in each period presented.
 (b) Effective January 1, 1994, the Company changed its depreciation expense period for approximately 30% of its property and equipment from seven years to a 10 to 20 year schedule. The effect of this change was to reduce depreciation for the year ended December 31, 1994 by $4.5 million.
 (c) The extraordinary charges for the years ended December 31, 1994 and 1993 of $8.4 million and $3.7 million, respectively, reflect the write-off of deferred financing costs associated with the Company's credit facilities that were replaced during 1994 and 1993.
 (d) Fixed charges represent interest expense plus capitalized interest and such portion of rental expense which is representative of interest in each period. Earnings represent net loss plus extraordinary items, minority interest, equity method losses of investees that are less than fifty percent owned and such portion of rental expense which is representative of interest expense in each period.
 (e) Capital expenditures excludes acquisitions.
 (f) EBITDA consists of income (loss) from operations before depreciation and amortization. Although EBITDA is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to a prospective investor because it is a measure widely used in the cellular industry to evaluate a company's operating performance. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of liquidity or profitability. EBITDA as used here is not the same term as defined in the Indenture.
 (g) EBITDA before sales and marketing represents EBITDA plus sales, marketing and advertising costs and net losses on cellular equipment.
 (h) Penetration represents total year-end subscribers divided by the year-end total POPs in the Company's majority-owned markets.
 (i) Sales and marketing cost per net activation represents sales, marketing and advertising costs plus net losses on cellular equipment divided by net subscriber additions, excluding subscribers added through acquisitions.
                                      S-16

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
     The following is a discussion and analysis of the historical financial condition and results of operations of the Company and factors affecting the Company's financial resources. This discussion should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, appearing elsewhere, or incorporated by reference into, this Prospectus Supplement or the accompanying Prospectus.
  YEARS ENDED DECEMBER 31, 1995 AND 1994
     Service revenue rose 49% to $217.4 million from $146.4 million in 1994 primarily as a result of a 56% increase in the number of subscribers in majority-owned markets to approximately 381,000 as of December 31, 1995, as compared to approximately 245,000 subscribers at the end of 1994. Approximately 88% of the increase in the number of subscribers was due to subscriber growth in markets controlled by the Company at the end of both years, and the remainder was due to the acquisition of new markets and subsequent subscriber additions in those markets.
     Total net subscribers in the Company's majority-owned markets increased by 136,000 during 1995 as compared to an increase of 112,700 in 1994. Of the total 1995 increase, 14,400 and 9,000 net activations were attributable to subscribers in markets acquired by the Company during 1995 and 1994, respectively. Penetration increased from 3.65% at December 31, 1994 to 5.34% at December 31, 1995. The increase in subscribers and incremental penetration is the result of the growing acceptance of cellular communications and the Company's efforts to capitalize on this increasing acceptance through a more highly-trained sales force and an expanded distribution network.
     Service revenue attributable to the Company's own subscribers (local revenue) increased 60% during 1995 to $175.9 million as compared to $110.1 million in 1994. Average monthly local revenue per subscriber declined 11% to $47 in 1995 compared to $53 in the prior year. This decline was primarily due to increased incremental penetration into the segment of consumers who generally use their cellular phones less frequently and, to a lesser extent, to the acquisition of markets with subscribers who produce lower local revenue. Service revenue generated by nonsubscribers roaming into the Company's markets increased 14% to $41.5 million as compared to $36.3 million in the prior year period. This increase was the result of increased usage and was partially offset by reductions in daily access and usage rates of approximately 30% initiated by the Company and agreed to by certain other cellular providers in the mid-Atlantic region in 1995. The reduced rates affect the Company both as a provider and purchaser of roaming services. The revenue from the Company's customers combined with roaming revenue resulted in overall average monthly revenue per subscriber for the year of $58, a decline of 17% from $70 in the prior year period.
     Cellular telephone equipment revenue decreased $2.9 million or 16% to $15.6 million for 1995 as compared to 1994. This decrease was primarily due to the continuing decline in the retail price of cellular telephone equipment charged to the Company's subscribers. Cost of cellular telephone equipment decreased 14% to $25.6 million during 1995 due to increased activity in the Company's rental phone program and a corresponding reduction in sales. Net loss on cellular equipment was $10.0 million, a decrease of 12% from the $11.4 million net loss on cellular equipment experienced in the prior year period. The Company continues to sell telephones at or below cost for marketing purposes in response to competitive pressures and also continues the availability of its rental program.
     Cost of service as a percentage of service revenue improved from 14% during 1994 to 12% during 1995, primarily as a result of the intercarrier roaming rate reductions described above. The balance of the decrease was due to the continued negotiation of more favorable long distance and interconnection agreements with service providers and, to a lesser extent, the higher utilization of the Company's cellular systems. Cost of service would have shown greater improvement as a percentage of service revenues were it not for the effects of roaming fraud experienced by the Company in the last three months of 1995. The Company estimates the retail value of fraudulent usage to have been approximately $9.3 million in 1995, although the Company's actual costs with respect to fraudulent usage to be significantly lower. The Company has responded by increasing its fraud detection efforts through the use of computerized systems which trigger alarms when cellular usage conflicts with subscriber profiles and by dedicating additional resources to the effort. The costs of these efforts are expected to be approximately $1.0 million in 1996. Cellular fraud is expected to be a significant industry issue for the foreseeable future. See "Risk
Factors -- Operating Costs Due to Fraud."
                                      S-17

     General and administrative expenses increased 37% or $16.5 million during 1995, but decreased as a percentage of service revenue to 28% from 30% in 1994. These expenses declined as a percentage of service revenue primarily as a result of limited increases in many overhead expenses resulting in higher utilization of the Company's existing personnel and systems. General and administrative expenses are expected to continue to decline as a percentage of service revenue as the Company adds more subscribers without commensurate increases in general and administrative overhead.
     Marketing and selling expenses increased 48% to $54.9 million during 1995, compared to $37.1 million in 1994. As a percentage of service revenue, these expenses remained at 25%. During 1995, marketing and selling expenses, including the net loss on subscriber equipment, increased to $64.9 million from $48.5 million in 1994. This increase was primarily attributable to sales commissions associated with the growth in subscribers for the 1995 period as compared to the 1994 period and an increase in salesperson salaries. Marketing and selling expenses, including the loss on cellular equipment but excluding the number of subscribers in acquired markets at the time of acquisition, per net subscriber addition increased 4% to $511 in 1995 from $493 in 1994. This increase was primarily due to increases in the proportion of total subscriber activations effected through independent agents and in subscriber churn.
     Depreciation and amortization expenses increased $12.1 million or 50% during 1995 as compared to 1994. Capital expenditures of approximately $129.9 million during 1995 accounted for substantially all of the $8.4 million increase in depreciation expense. The balance of the increase is the result of the amortization of licenses and customer base acquired through acquisitions during the same period.
     Interest expense increased $16.2 million or 73% during 1995. This increase primarily resulted from an increase in average borrowings of approximately $162.0 million.
     The Company reported a net loss of $7.0 million or $0.17 per share as compared to a net loss before extraordinary item of $13.9 million or $0.36 per share for 1994. This reduction in net loss before extraordinary item is due to the rate of revenue growth exceeding the rate of growth in related operating expenses as discussed above.
  YEARS ENDED DECEMBER 31, 1994 AND 1993
     In 1994, the Company reclassified certain pass-through items previously recognized as service revenue in its statements of operations to offset the related cost of service expenses. These reclassified items relate to charges associated with roaming by the Company's subscribers into adjacent cellular markets. Appropriate reclassifications have been made in each period presented in the financial statements and other financial information included and incorporated by reference elsewhere herein. These reclassifications were made to conform the treatment in the Company's financial statements to the accounting treatment common in the industry.
     Service revenue increased by $47.5 million or 48% primarily as a result of an 85% increase in the number of subscribers in majority-owned markets to approximately 245,000 as of December 31, 1994 as compared to approximately 132,300 as of the end of 1993. Total subscribers in the Company's majority owned markets increased by 112,700 during 1994 as compared to an increase of 40,000 in 1993. Of the total increase during 1994, 98,300 net activations occurred in markets operated by the Company in both periods while 14,400 of the additional subscribers were attributable to markets acquired by the Company during the year. The 146% growth rate of net subscriber additions in markets operated in both periods is attributable to the growing acceptance of cellular and the Company's sales and marketing efforts. Service revenue attributable to the Company's own subscribers increased 52% during 1994 to $110.1 million as compared to $72.4 million in 1993, while service revenue from roaming increased 37% to $36.3 million. The combination of revenue from the Company's subscribers with roaming revenue resulted in overall average monthly revenue per subscriber of $70 for 1994, a decline of 8% from $76 in 1993.
     Cellular telephone equipment revenue increased 87% to $18.5 million and the cost of cellular telephone equipment increased 123% to $29.9 million, resulting in a net loss on cellular telephone equipment of $11.4 million as compared to a net loss of $3.5 million in 1993.
     Cost of service expenses decreased as a percentage of service revenue to 14% in 1994 from 15% in 1993. In certain markets, during these periods, the Company charged customers who roam into adjacent markets rates
                                      S-18
consistent with its local rates rather than passing through higher roaming rates customarily charged by many cellular carriers. The Company estimates that this billing practice increased net costs related to the provision of these services by approximately $7.5 million in 1994 as compared to an approximately $4.7 million increase during 1993.
     General and administrative expenses increased 29% or $9.8 million during 1994 from $34.2 million to $44.0 million but decreased as a percentage of service revenue to 30% from 35% in 1993. Increases in the overall amount of expenses were primarily attributable to the same factors resulting in the increase for 1995.
     Marketing and selling expenses increased 71% to $37.1 million during 1994 as compared to 1993 and as a percentage of service revenue these expenses increased to 25% from 22%. The increase was primarily attributable to the commissions associated with the growth in subscribers for 1994 as compared to 1993 and the resulting increase in salesperson salaries. Marketing and selling expenses per net subscriber addition, including the loss on cellular equipment but excluding the number of subscribers in acquired markets at the time of acquisition, declined 22% to $493 in 1994 from $629 during 1993.
     Depreciation and amortization decreased $1.1 million or 4% during 1994. The primary reason for this decrease was that the Company changed the depreciable lives of certain of its property and equipment to more closely approximate its historical experience and the estimated useful lives of these assets. These changes in useful life affected assets representing approximately 30% of the cost of the Company's depreciable assets. These changes reduced depreciation expense and net loss for 1994 by approximately $4.5 million or $0.12 per share. The effect of the depreciable life changes was offset in part by an increase in depreciation expense attributable to approximately $62.6 million of capital expenditures during 1994.
     Interest expense increased $6.7 million or 44% during 1994 to $22.1 million from $15.4 million as a result of increased average borrowings of approximately $65.0 million and, to a lesser extent, an increase in average interest rates.
     Net loss before extraordinary item decreased from $15.3 million or $0.40 per share in 1993 to $13.9 million or $0.36 per share in 1994. The decrease in net loss per share was primarily attributable to an increase in EBITDA.
     In December 1994, the Company completed the closing of its $675 million Credit Facility which refinanced its existing $390 million facility. In connection with this refinancing, the Company recorded an extraordinary loss of $8.4 million ($0.22 per share), which represented the write-off of all unamortized deferred financing costs related to the refinanced facility. The increase in net loss was primarily attributable to the extraordinary item and increased interest expense described above as well as $3.5 million of other expense in connection with accumulated legal fees and costs associated with the resolution of pending litigation.
  LIQUIDITY AND CAPITAL RESOURCES
     The Company requires capital to acquire, construct, operate and expand its cellular systems. The Company also explores, on an ongoing basis, possible acquisitions of cellular systems and properties as well as other investment opportunities, some of which may involve significant expenditures or commitments. In addition, although the initial buildout of its cellular system is complete, the Company will continue to construct additional cell sites and purchase cellular equipment to increase capacity as subscribers are added and usage increases, to expand geographic coverage and to provide for increased portable usage. The Company spent approximately $69.9 million and exchanged certain cellular assets in connection with acquisitions in 1995 and spent $129.9 million on total capital expenditures in 1995. The Company spent approximately $54.8 million, issued approximately 1.9 million shares of the Company's Class A Common Stock and exchanged certain cellular assets in connection with acquisitions in 1994 and spent approximately $62.6 million on total capital expenditures in 1994.
     The specific capital requirements of the Company will depend primarily on the timing and size of any additional acquisitions and other investments as well as property and equipment needs. EBITDA has been a growing source of internal funding in recent years, but the Company does not expect EBITDA to grow sufficiently to meet both its property and equipment and debt service requirements for at least the next two years. In recent years, the Company has met its capital requirements primarily through bank financing, private issuances of its Class A Common Stock and internally generated funds and the Company intends to continue to use these sources in the future.
     EBITDA increased to $68.0 million in 1995 from $35.9 million in 1994 and net cash provided by operating activities as shown on the Statement of Cash Flows increased to $30.0 million in 1995 from $2.3 million in 1994.
                                      S-19

Net cash provided by operating activities in 1995 reflects a $16.2 million increase in interest expense, attributable primarily to increased borrowings and a decrease in working capital items of $1.4 million. Investing activities, primarily purchases of property and equipment and acquisitions, used net cash of $204.6 million and $105.9 million in 1995 and 1994, respectively. Financing activities provided net cash of $177.0 million in 1995, primarily by proceeds from long-term debt of $173.5 million. In 1994, the proceeds from issuances of long-term debt net of repayments represented substantially all of the cash provided by financing activities.
     THE CREDIT FACILITY. On December 23, 1994, the Company completed the closing of its $675 million Credit Facility, pursuant to an Amended and Restated Loan Agreement, with various lenders led by The Toronto-Dominion Bank and The Bank of New York. The Credit Facility, which refinanced the Company's $390 million 1993 Loan Agreement, consists of a $325 million term loan and a $350 million revolving loan. The revolving loan is available for capital expenditures, acquisitions of and investments in cellular and other wireless communication interests, and for other general corporate purposes.
     As security for borrowings under the Credit Facility, the Company and its subsidiaries have pledged substantially all of their tangible and intangible assets and future cash flows. Prior to the completion of the Offering, the Company must obtain the consent of its lenders under the Credit Facility and make a wholly owned subsidiary the primary obligor with respect to the Credit Facility. The obligor under the Credit Facility will also assume all of the Company's liabilities (other than the Debentures). The terms of the Credit Facility, following the proposed amendment, will limit the ability of the subsidiary to pay dividends and make other distributions to the Company. See "Risk Factors -- Holding Company Structure" and "Description of Credit Facility." Among other restrictions, the Credit Facility restricts the payment of cash dividends, limits the use of borrowings, limits the incurrence of additional long-term indebtedness and requires the maintenance of certain financial ratios. The requirements of the Credit Facility were established in relation to the Company's projected capital needs and projected results of operations and cash flow. These requirements generally were designed to require continued improvement in the Company's operating performance such that its EBITDA would be sufficient to continue servicing the debt as repayments are required. See "Risk Factors -- Leverage" and "Description of Credit Facility." The Company is in compliance with all loan covenants.
     As of December 31, 1995, $522.0 million had been borrowed under the Credit Facility. Under the restrictive covenants of the Credit Facility, future borrowing availability under the revolving loan generally increases as the Company's operating performance improves. The Company does not expect these covenants to curtail planned borrowings. After giving effect to the repayment of approximately $194.7 million of indebtedness with the net proceeds of the Offering, the Company will have the ability to borrow up to an aggregate of $347.7 million under the revolving loan portion of the Credit Facility, subject to certain borrowing limitations.
     According to the terms of the Credit Facility, the outstanding amount of the term loan as of March 30, 1998 is to be repaid in increasing quarterly installments commencing on March 31, 1998 and terminating at maturity on December 31, 2003. The quarterly installment payments begin at 1.875% of the outstanding principal amount at March 30, 1998 and gradually increase to 5.625% of the principal amount at March 31, 2003, at which time the loan will be repaid. The available borrowings under the revolving loan will also be reduced on a quarterly basis commencing on March 31, 1998 and terminating on December 31, 2003. The quarterly reduction begins at 1.875% of the revolving loan commitment at March 30, 1998 and gradually increases to 5.625% of the commitment on March 31, 2003 at which time the loan will be repaid.
     The term loan and the revolving loan bear interest at a rate equal to the Company's choice of the Prime Rate (as defined) or Eurodollar Rate (as defined) plus an applicable margin based upon a leverage ratio for the most recent fiscal quarter. As of December 31, 1995, the applicable margins on the borrowings were 0.375% and 1.625% per annum for the Prime Rate and Eurodollar Rate, respectively.
     ACQUISITIONS. The Company completed several acquisitions in 1994 and 1995. On April 26, 1994, the Company completed the acquisition of the Altoona, PA MSA and the Chambersburg, PA (PA-10) RSA, which are contiguous to its Mid-Atlantic SuperSystem in exchange for $4.4 million in cash, the exchange of the Hagerstown, MD cellular market and the Company's minority ownership interest in an additional cellular market.
     The Company purchased in October 1994, for $6.9 million in cash and approximately 125,000 shares of the Company's Class A Common Stock, the Washington, Maine (ME-4) RSA and three of the four counties of the Mason, West Virginia (WV-1) RSA. The Maine RSA is approximately 40 miles north of the Portland, Maine MSA,
                                      S-20
which is already operated by the Company. The West Virginia RSA is contiguous to the Company's Charleston, West Virginia MSA.
     On December 14, 1994, the Company purchased the Binghamton, New York MSA and the Elmira, New York MSA for a purchase price of approximately 1.8 million shares of the Company's Class A Common Stock and $6.1 million in cash. These markets are contiguous to the Company's Mid-Atlantic SuperSystem.
     In January 1995, the Company purchased the Union, Pennsylvania (PA-8) RSA for a cash price of $51.3 million. The PA-8 RSA lies in the center of the Company's Mid-Atlantic SuperSystem. Condensed pro forma financial information for the acquisition of PA-8 as of December 31, 1995 and 1994 is contained in
Note 3 to the consolidated financial statements.
     On December 1, 1995, the Company completed the acquisition of an additional ownership interest in the Harrisburg, PA MSA. In exchange for ownership interests in certain minority owned cellular markets outside its regional metro-clusters and $2.9 million in cash, the Company received the final 13.24% ownership interest in the Harrisburg, PA MSA, and now is the sole owner of such market, which is in the Mid-Atlantic SuperSystem.
     All markets that were acquired during 1994 and 1995 were operational cellular systems.
     The Company explores, on an ongoing basis, possible acquisitions of additional cellular systems and licenses. The Company currently has no agreements in principle regarding any such acquisition. However, the Company is currently negotiating the possible acquisition of an RSA cellular market contiguous to one of its existing metro-clusters for a price of approximately $15 million. There can be no assurance that an agreement will be reached in connection with the possible acquisition or, even if an agreement is reached, that the acquisition will be consummated.
     GEOTEK COMMUNICATIONS, INC. In February 1994, the Company purchased from Geotek Communications, Inc. ("Geotek") 2.5 million shares of Geotek common stock for $30 million and received a series of options to purchase additional shares in Geotek in three separately linked transactions. In addition, the Company entered into a five-year management consulting agreement to provide operational and marketing support in exchange for 300,000 shares of Geotek common stock per year. On September 1, 1995, the Company purchased for $5.0 million in cash 531,463 shares of convertible preferred stock of Geotek with a stated value of $9.408 per share (the "Geotek Preferred Stock"). In connection with the purchase of Geotek Preferred Stock, the stock options previously granted to the Company by Geotek in 1994 were amended to extend their expiration dates and reduce the number of shares subject to the options such that the Company will have the right to purchase 1,000,000 shares of Geotek Common Stock at $15 per share ("Series A Option") and 1,714,200 additional shares at $16 per share ("Series B Option") until September 1, 1996 and 2,571,400 additional shares at $17 per share until 12 months from the expiration date of the Series B Option ("Series C Option"). The Company may extend the Series B and Series C Options by six months and the Series C Option by an additional six months and, if any portion of any series of options expires, all unexercised options will expire immediately.
     INTERNATIONAL WIRELESS COMMUNICATIONS, INC. As of December 31, 1995, the Company had invested $13.5 million in International Wireless Communications, Inc. ("IWC") and owns approximately 35% of the outstanding common and preferred stock of IWC. During 1995, the Company invested $6.9 million in IWC, including the merger of a subsidiary of the Company into IWC in exchange for shares of IWC preferred stock. IWC is a development stage company specializing in securing, building and operating wireless businesses generally other than cellular telephone systems primarily in Latin America and Asia. The Company's investment in IWC is recorded using the equity method of accounting.
     INTER(BULLET)ACT SYSTEMS, INC. As of December 31, 1995, the Company had invested $3.8 million in Inter(Bullet)Act Systems, Inc. ("Inter(Bullet)Act") for an ownership interest of approximately 10%. Additionally, subsequent to year-end, the Company invested an additional $6.2 million to bring its total ownership interest to approximately 26% as of March 19, 1996. Inter(Bullet)Act is a development stage company that provides targeted promotions to retail customers at the point of entry at a retail outlet, primarily supermarkets, through a computer-equipped kiosk. The Company's investment is recorded using the equity method of accounting.
     CAPITAL EXPENDITURES. As of December 1995, the Company had $287.9 million of property and equipment in service. The Company historically has incurred capital expenditures primarily based upon capacity needs in its existing markets resulting from continued subscriber growth. During 1994, the Company initiated a plan to double
                                      S-21
the number of cell sites in order to increase geographic coverage and provide for additional portable usage in the Company's cellular markets. As a result of this accelerated network buildout and the continued growth of the Company's subscriber base, capital expenditures were $129.9 million during 1995. During 1996, the Company plans to continue this accelerated buildout. Capital expenditures for 1996 are estimated to be approximately $127 million and are expected to be funded primarily through internally generated funds. Approximately $100 million of those capital expenditures will be for cellular network equipment, and the remainder will be primarily for rental telephones and computer equipment.
     Although no assurance can be given that such will be the case, the Company believes that its internally generated funds and available borrowing capacity under the Credit Facility will be sufficient during the next several years to complete its planned network expansion, to fund debt service, to provide flexibility to pursue acquisitions and other business opportunities that might arise in the future and to meet working capital and general corporate needs. The Company also may issue additional shares of Class A Common Stock.
  INFLATION
     The Company believes that inflation affects its business no more than it generally affects other similar businesses.
                                      S-22

                                    BUSINESS
OVERVIEW
     The Company is one of the largest independent operators of cellular telephone systems in the United States based on its 7.5 million aggregate POPs as of December 31, 1995. The Company serves over 380,000 subscribers located in five "metro-clusters," or contiguous groups of cellular markets, comprised of 28 markets in the Eastern United States, including the Mid-Atlantic SuperSystem and the Florida, Carolinas, New England, and West Virginia metro-clusters. The Mid-Atlantic SuperSystem, which is contiguous to the New York, Philadelphia and Baltimore/Washington MSAs and the New England metro-cluster, which is contiguous to the Boston MSA, (four of the nation's seven largest MSAs) collectively represent approximately 80% of the Company's operating POPs. The Company's wireless products and services are distributed under the CellularONE(Register mark) brand name, one of the most recognized brand names in the wireless industry. For the year ended December 31, 1995, the Company had consolidated service revenues of $217 million and EBITDA of $68 million.
     The Company's markets are located in predominantly suburban and rural areas proximate to major urban areas, which the Company believes affords it several advantages over traditional urban wireless operations, including (i) greater network capacity, (ii) greater roaming revenue opportunities, (iii) lower distribution costs and (iv) higher barriers to entry. Because there are limits to the number of signals that can be transmitted simultaneously in a given area, the Company's less densely populated suburban and rural locations allow for greater frequency reuse, resulting in greater overall network capacity than in high density urban markets. The Company is able to provide high quality voice transmission with reduced instances of blocked or dropped calls. In addition to these network advantages, the Company's metro-clusters enjoy greater roaming revenue opportunities by virtue of their proximity to large urban centers. This benefit is best exemplified in the Mid-Atlantic SuperSystem, which is located in the heavily traveled corridor between New York, Philadelphia and Baltimore/Washington D.C. Roaming revenue requires minimal incremental administrative and marketing expenditures, and the Company believes that it is well positioned to benefit from both cellular roaming and eventual roaming by users of personal communication services ("PCS"). The Company also believes that it experiences lower distribution costs due to its internal distribution channels such as direct sales, retail stores and kiosks, which are more economical outside of urban areas. Finally, the Company believes that the lower population density and greater geographic coverage of its suburban and rural metro-clusters act as barriers to entry given the relatively higher per-subscriber costs of building competing wireless systems.
     The Company's annual service revenue and subscriber growth over the last three years has outpaced average industry growth over the three year period ending June 30, 1995 according to the most recently published data by the Cellular Telephone Industry Association. The number of subscribers in the Company's majority-owned markets grew from 92,300 to 381,000 over the last three years, a compound annual growth rate of approximately 60%, compared to an industry growth rate of 47%. Service revenue grew from $73 million in 1992 to $217 million in 1995, a compound annual growth rate of 44%, compared to an industry growth rate of 35%. In addition, the Company's EBITDA grew from $14 million in 1992 to $68 million in 1995. See "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
BUSINESS STRATEGY
     The Company's overall goal is to continue to pursue strong growth of subscribers, revenues and EBITDA. The Company intends to achieve this goal through its operating strategy of providing a broad range of high quality integrated wireless communications products and services. Key elements of the Company's strategy include:
     (Bullet) DEVELOPMENT OF THE METRO-CLUSTER SERVICE AREAS. The Company has pursued a strategy of developing and supplementing its regional metro-clusters to enable it to better serve its customers and to achieve cost efficiencies through economies of scale. By operating in contiguous markets, the Company can provide broad areas of seamless service and achieve economies of scale in marketing and operations as well as cost efficiencies in deploying its network infrastructure. The Company continually evaluates opportunities for acquisitions of new cellular properties in proximate suburban and rural markets that will expand its metro-clusters.
     (Bullet) CONTINUOUS CELLULAR NETWORK BUILDOUT. The Company continuously improves its systems. In 1994, the Company began a cellular network expansion and upgrade program in order to increase geographic coverage and provide for additional portable usage in the Company's cellular markets. In 1995, the Company added
                                      S-23

              110 new cell sites and replaced or upgraded 65 others, bringing its total number of cell sites to 270 as of December 31, 1995. The Company plans to add 80 cell sites in 1996 as it continues to enhance its network.
              The Company believes that its networks have sufficient capacity in its spectrum to serve the Company's growing subscriber base in the near future but plans to implement a gradual transition to digital technology before analog capacity constraints become a significant concern. The Company's networks are currently digital-ready, with dual mode analog/Time Division Multiple Access ("TDMA") digital radio technology already built-in such that individual transmitters may be converted to digital mode with minimal additional investment. See " -- Expansion of Product Offerings."
     (Bullet) INVESTMENT IN BRAND IDENTITY. The Company's wireless products and services are distributed under the CellularONE(Register mark) brand name, one of the most recognized brand names in the wireless industry. The CellularONE(Register mark) brand name currently is used by cellular systems covering more than 11,000 cities and towns, representing total POPs of over 129 million. The Company has a minority ownership interest in the partnership that owns the CellularONE(Register mark) brand name and that controls the promotion and management of the brand. In addition to benefitting from local advertising by licensees, the CellularONE(Register mark) brand name is advertised on a national basis by the partnership that owns the brand with funding provided by licensing fees.
     (Bullet) EMPHASIS ON CUSTOMER SERVICE AND ADVANCED BILLING SYSTEMS. The
              Company provides on-line customer support, 24 hours a day, seven days a week. The Company's internally developed, proprietary Flexcell(Register mark) billing and management information system enables the Company to provide quality services to its expanding customer base and affords it access to customer data, which it uses to facilitate its marketing efforts. One such service is Rapid Activation, which enables the Company to execute credit checks, order entry, and subscriber activation within five minutes. See " -- Customer Service."
     (Bullet) GROWTH OF INTERNAL DISTRIBUTION CHANNELS. The Company distributes its products and services through both its internal distribution network (direct salesforce, sales and service centers, and retail stores) and external distribution channels (national retailers, local agents and automotive dealers). The Company is continuing its long-term emphasis on internal distribution channels, particularly its own retail outlets, which the Company believes offer substantial benefits. These benefits include lower cost, higher effectiveness in selling to high margin customers, and a consistent point of customer contact, resulting in greater ongoing satisfaction for both internally and externally generated customers. The Company is therefore building additional retail outlets, as well as upgrading existing outlets. See " -- Marketing and Distribution."
     (Bullet) EXPANSION OF PRODUCT OFFERINGS. The Company continues to offer new and innovative products and services in order to increase the value of the basic voice product to the customer and to increase airtime revenues. In addition to enhanced cellular voice service packages, the Company has begun to offer digital data transmission, and field trials are underway for Cellular Digital Packet Data protocol ("CDPD"). With the integration of digital technology, the Company will be able to offer a variety of additional services such as caller identification, short messaging and call encryption.
                                      S-24

MARKETS AND CLUSTERS
     The following table sets forth as of December 31, 1995, (i) the markets in which the Company owns an interest in a cellular system by region and by cluster, (ii) the Company's ownership percentage of the system, the total population of the market (as derived from 1995 population estimates) and (iii) the Company's POPs based on its ownership percentage.

                                                                                     COMPANY        1995          NET
                                                                                    OWNERSHIP    POPULATION      POPS
Mid-Atlantic SuperSystem:
  Allentown, PA/NJ...............................................................     100.00%      712,049       712,049
  Wilkes-Barre/Scranton, PA......................................................     100.00       660,089       660,089
  Harrisburg, PA.................................................................     100.00       496,511       496,511
  Lancaster, PA..................................................................     100.00       447,498       447,498
  York, PA.......................................................................     100.00       446,753       446,753
  Reading, PA....................................................................     100.00       349,909       349,909
  Williamsport, PA...............................................................      93.32       121,194       113,094
  State College, PA..............................................................      96.99       129,835       125,927
  Orange County, NY..............................................................     100.00       324,343       324,343
  Wayne, PA (PA-5 RSA)...........................................................     100.00        81,417        81,417
  Chambersburg, PA (PA-10 East RSA)..............................................      92.09       141,778       130,566
  Mifflin, PA (PA-11 RSA)........................................................     100.00       113,542       113,542
  Lebanon, PA (PA-12 RSA)........................................................     100.00       117,169       117,169
  Union, PA (PA-8 RSA)...........................................................     100.00       406,665       406,665
  Altoona, PA....................................................................     100.00       132,385       132,385
  Binghamton, NY/PA..............................................................     100.00       303,426       303,426
  Elmira, NY.....................................................................     100.00        94,642        94,642
  Poughkeepsie, NY...............................................................      11.14       262,663        29,249
     Subtotal....................................................................                              5,085,234
West Virginia Metro-cluster:
  Huntington, WV/KY/OH...........................................................     100.00       317,193       317,193
  Charleston, WV.................................................................     100.00       255,548       255,548
  Ripley, WV (WV-1 East RSA).....................................................     100.00        50,055        50,055
  Other..........................................................................                                  1,150
     Subtotal....................................................................                                623,946
Florida Metro-cluster:
  Pensacola, FL..................................................................     100.00       379,069       379,069
  Fort Walton Beach, FL..........................................................     100.00       165,277       165,277
  Panama City, FL................................................................      18.28       143,194        26,169
  Columbus, GA...................................................................      13.69       257,521        35,264
  Albany, GA.....................................................................      10.29       118,201        12,160
  Pascagoula, MS.................................................................       6.55       126,963         8,322
  Other..........................................................................                                 17,761
     Subtotal....................................................................                                644,022
Carolinas Metro-cluster:
  Myrtle Beach, SC (SC-5 RSA)....................................................     100.00       241,941       241,941
 +Wilmington, NC.................................................................      47.97       198,532        95,231
 +Jacksonville, NC...............................................................      47.79       147,695        70,585
  Petersburg, VA.................................................................      17.58       129,405        22,747
     Subtotal....................................................................                                430,504
New England Metro-cluster:
  Portland, ME...................................................................     100.00       283,033       283,033
  Portsmouth, NH/ME..............................................................     100.00       276,749       276,749
  Bar Harbor, ME (ME-4 RSA)......................................................     100.00        85,481        85,481
  Bangor, ME.....................................................................       5.31       147,766         7,840
  Other..........................................................................                                 15,512
     Subtotal....................................................................                                668,615
Other Minority Interests.........................................................                                 70,445
TOTAL POPs.......................................................................                              7,522,766

+ Jointly controlled through the Company's 50% ownership of a joint venture with GTE/Mobilnet.
                                      S-25

SUBSCRIBERS
     Management believes that the Company's subscribers are primarily business users who utilize cellular telephone service to improve productivity. Historically, the Company's business users were individuals who worked extensively from their cars, in such professions as construction and real estate. As a result of the growing acceptance of cellular communications and the declining cost of portable and transportable phones, as well as the Company's marketing efforts, the Company's business users now are drawn from a wider range of occupations. Business users normally generate more revenue than nonbusiness consumers. While the Company anticipates increasing nonbusiness consumer acceptance of cellular telephone service, business users are expected to generate the majority of the Company's revenue for the foreseeable future.
     The following table sets forth the aggregate number of subscribers in the Company's majority-owned markets at the end of the periods indicated.

QUARTER                                                               1993       1994       1995
First.............................................................    99,500    150,000    280,000
Second............................................................   107,500    169,000    314,000
Third.............................................................   116,200    190,000    340,000
Fourth............................................................   132,300    245,000    381,000

     The incremental subscriber growth and the rate of incremental subscriber growth in the Company's majority-owned markets is set forth in the following table for the periods indicated.

                                                                      1993       1994       1995
Incremental Subscriber Growth.....................................    40,000    112,700    136,000
Rate of Incremental Subscriber Growth.............................       43%        85%        56%

     The following table sets forth the number of subscribers and the penetration percentages in majority-owned markets as of the dates indicated.

                                                                               DECEMBER 31,
                                                    1993                           1994                           1995
                                         SUBSCRIBERS    PENETRATION*    SUBSCRIBERS    PENETRATION*    SUBSCRIBERS    PENETRATION*
Mid-Atlantic SuperSystem..............      88,500           2.15%        163,600           3.50%        254,500           5.01%
New England...........................      13,000           2.37          23,500           3.71          35,500           5.50
Florida...............................      12,100           2.32          18,900           3.54          29,000           5.33
West Virginia.........................      11,900           2.09          26,400           4.24          45,500           7.31
Carolinas.............................       6,800           2.82          12,600           5.17          16,500           6.82
  Total...............................     132,300           2.21         245,000           3.65         381,000           5.34

* Penetration represents total year-end subscribers divided by year-end total POPs in the Company's majority-owned markets.
     The Company believes subscriber growth and increased penetration in 1993, 1994 and 1995 were a product of the growing acceptance of cellular communications and the Company's efforts to capitalize on this increasing acceptance through a more highly trained salesforce and an expanded distribution network. In addition, 1994 and 1995 subscriber growth was augmented by approximately 14,000 and 9,000 subscribers, respectively, associated with the acquisition of certain cellular markets.
PRODUCTS AND SERVICES
     The Company's primary line of business is the provision of cellular telephone services. Customers are offered several pricing options combining different monthly access and usage charges and charges for related services.
     The Company provides regional service among its contiguous markets, such as those within the Mid-Atlantic SuperSystem. A customer in these regions can place and receive calls throughout the network without any additional daily fee and often at the same incremental rate per minute as in the customer's home market. In certain adjacent cellular markets not owned by the Company, the Company offers similar regional pricing options to its subscribers. The Company has entered into agreements with other cellular companies that allow its subscribers to roam in all 306 MSAs and a large majority of the 428 RSAs throughout the country. These agreements allow the
                                      S-26

Company's subscribers to be preregistered in cellular systems outside the Company's operating regions and to receive service while they are outside their home systems, typically for a usage charge and an additional daily fee.
     In certain markets, the Company charges its customers who roam into adjacent markets only the rates it charges in its own markets rather than passing through higher roaming rates customarily charged by many cellular carriers. This billing practice creates a marketing advantage by providing the customer with an apparently broader service area, but it results in increased costs for the Company. The Company has been reducing these costs through the continued negotiation of more favorable roaming agreements with both wireline and nonwireline cellular service providers in relevant areas. In addition to lowering its costs for delivering these services, the Company also has been able to reduce the costs associated with certain other markets which traditionally it had passed through to its customers at cost without a commensurate reduction in the rates it charges its customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
     The Company has offered and will continue to offer new and innovative products and services in order to increase the value of the basic voice product to the customer and to increase airtime revenues. Recent service additions include enhanced voice mail, which alerts the customer when a message has been left, and single number service, which allows a customer to use the same phone number in several locations. Other recent service additions include call management, which directs incoming calls to a succession of locations until the customer is reached, and voice dialing, which lets the customer make calls by spoken command without having to touch the keypad.
     The Company now offers digital data transmission over its existing cellular network, which allows the rapid transfer of data to and from personal computers, personal digital assistants ("PDAs"), and other devices. Trials are underway for use of the Cellular Digital Packet Data protocol ("CDPD"), an advanced data transmission method which the Company expects to offer in 1996. The Company also is field testing the TDMA digital protocol. Digital technology will allow the Company to offer Integrated Services Digital Network ("ISDN") standard services such as caller identification, short messaging, and call encryption. See
" -- Cellular Technology."
     In 1995, the Company began marketing and installing cellular mini-networks, which allow mobile communications across a business complex, building, or facility. These mini-networks connect seamlessly into conventional cellular networks. The Company is one of the first vendors to offer the mini-network systems, which are profitable both in terms of service and equipment sales.
     During 1996 and 1997, other new product offerings are expected to include extensive voice-mail and call-tracking options. The Company is also exploring the possibility of offering paging and long distance telephone service on a reselling basis.
MARKETING AND DISTRIBUTION
     The Company markets its services under the CellularONE(Register mark) brand name, one of the most recognized brand names in the wireless communications industry. In addition to benefitting from local advertising by licensees, the CellularONE(Register mark) brand name is advertised on a national basis by the partnership that owns the brand using the proceeds of licensing fees. The CellularONE(Register mark) brand name currently is used by cellular systems covering more than 11,000 cities and towns with total POPs of more than 129 million. The Company is one of three owners of the CellularONE(Register mark) brand name. During the first half of 1996, the Company expects to exercise an option to increase its ownership interest in the partnership that owns the brand name, at a cost of approximately $6.1 million, to one-third from the 2.5% interest it currently owns. As an owner of the CellularONE(Register mark) name, the Company exercises influence over the promotion and future services offered under the brand. As part of an ongoing strategy to enhance the value of the CellularONE(Register mark) brand, the owners of the brand currently plan to continue to license new carriers to operate under the CellularONE(Register mark) name, both for cellular, as well as for paging, PCS, long distance and for resellers of these services. Where CellularONE(Register mark) is licensed, existing licensees currently have the exclusive right to use the brand name for cellular and other services.
     The Company uses multiple distribution channels in each of its service areas to provide effective and extensive marketing of its products and services and to reduce its reliance on any single distribution source. These distribution channels fall into two broad categories: internally developed and controlled channels, and external channels.
                                      S-27

     The Company is continuing its long-term focus on internal distribution channels as a means to reduce the cost and improve the quality of new subscribers. The Company's retail stores have been a historically low-cost distribution channel, a benefit that is enhanced for the Company as a result of relatively low facilities and other costs in the Company's suburban and rural markets as compared to urban areas. Also, Company sales representatives are most effective in selling to the high-end customers and businesses, which tend to provide the Company with the highest profit margins. The Company believes that cellular customers prefer to deal directly with sales representatives employed by the Company. In addition, Company stores provide an ongoing point of contact for service to subscribers regardless of whether the point of purchase was internal or external. The Company plans to expand its base of retail stores and kiosks and upgrade its existing retail outlets. The Company had a total of 60 retail locations as of December 31, 1995 and intends to add 26 locations in 1996.
     The Company's direct sales force consists of approximately 400 sales and administrative employees, who target small-to-medium sized companies, a high-margin area of business. In order to maintain a knowledgeable, customer-oriented sales force, the Company developed and administers its own sales training program designed to educate sales representatives for its markets. The program offers a curriculum that highlights mobile technologies, cellular equipment prospecting, sales techniques, and the customer service process, and the Company believes that, following the program, sales representatives are better able to address existing and potential customers' needs in a professional, knowledgeable and productive manner.
     The Company sells and rents cellular telephone equipment to its customers in order to encourage use of its services. The Company continues its practice, typical in the industry, of selling telephones at or below cost in response to competitive pressures, and the magnitude of the losses experienced in connection with providing cellular telephone equipment reflects the Company's increased subscriber growth. The Company also offers an equipment rental program that many subscribers have found to be an economical means of acquiring the use of cellular equipment. Under the terms of the rental program, subscribers obtain the use of a cellular telephone for a monthly charge. Although the Company retains ownership of this equipment, subscribers have the option to purchase their cellular telephones at any time during the rental period. The Company often utilizes a promotion under which the first year's rental charge is waived when the subscriber agrees to a one-year service contract.
     The Company is extending its control of the distribution process into certain external channels by offering the prepackaged MIO phone, a cellular telephone sold "off the shelf" at retail establishments. Company retail stores and kiosks also offer the MIO phone. MIO offers consumers attractive service options such as free weekend usage and remote activation, and delivers substantially higher profit margins to the Company than do phones activated by retailers through more conventional methods because of the lower associated commission costs.
     The Company also utilizes a telemarketing program as part of its sales and customer service efforts. This program is intended to aid the customer by providing sales follow-up and support, and helps the Company in securing additional and better sales referrals, upgrading existing subscribers to higher rate plans and promoting new custom-calling features.
     External distribution channels include national retailers such as WalMart, automobile dealers, and local agents and resellers. The Company enters into exclusive short-term contracts with each of its external distribution channels. Rapid growth in the wireless communications business, especially from customers contracted through external channels, reduced the percentage of internally-generated customers from 70% in 1992 to 52% in 1995. While the Company has benefitted from the increased success of external distribution channels, the Company continues to emphasize internal distribution channels, which it believes result in higher long-term profit margins.
CUSTOMER SERVICE
     The Company places a high priority on providing consistently high quality customer service. The central customer service department located in Greensboro, North Carolina, is open 24 hours daily, including weekends and holidays, and handles all customer service inquiries. Recently, the Company opened a regional call center in one of its markets and, depending on the success of this center, may open additional regional centers in the future. Potential benefits of regional call centers include having service delivery as close to the customer as possible to cover specific regional circumstances, being a more significant local employer and reducing the risk of encountering a lack of experienced customer service employees in the Greensboro, North Carolina area. All customer service personnel are trained in certain key areas such as general mobile telephone technology, available cellular equipment, cellular billing and roaming. The Company believes that this training provides these employees with the
                                      S-28
requisite knowledge to handle customer inquiries quickly and competently, resulting in greater customer satisfaction. The Company's training program, which was developed and is administered internally, requires employees to demonstrate competency through testing.
     The Company has developed a proprietary billing and management information system, Flexcell(Register mark), which it believes provides several service advantages to its customers. Using Flexcell(Register mark), customer service representatives are able to access current billing information quickly in order to respond promptly to customer inquiries. In addition, this system has the ability to integrate customer-related data from various operations within the Company into a single database. Using this database, service calls are systematically analyzed each month to highlight key customer issues. The customer database also provides the basis for customer satisfaction information. The Company has entered into a contract to provide Flexcell(Register mark) software and support to American Mobile Satellite Corporation, but is not currently marketing Flexcell(Register mark) to third parties in order to assure that it can meet the needs of the Company and American Mobile Satellite Corporation.
     To supplement the Company's customer service operations, Company telemarketers contact customers periodically to determine their satisfaction with the Company's service and to identify problems that can lead to subscriber cancellations. The Company also recently developed an integrated feature called "Rapid Activation," designed to reduce the time required to activate service for a new customer. Rapid Activation now allows the Company to perform a credit check, complete order entry and activate a cellular subscriber in approximately five minutes. Previously, this process required approximately one hour.
     To ensure quality installation for automotive customers and overall customer satisfaction, the Company has established its own installation and repair centers in most of its markets. These CellularONE(Register mark) installation and repair centers provide one-stop shopping for the Company's customers and enable the Company to control installation quality and scheduling and inventory levels. These centers are also authorized to perform warranty repair work for certain cellular telephone manufacturers.
CELLULAR TELEPHONE TECHNOLOGY
     Cellular telephone service is a form of telecommunications capable of delivering high quality, high capacity mobile and portable telephone services. Cellular systems are engineered so that a service area is divided into multiple cells approximately four to 10 miles in radius. Each cell contains a relatively low power transmitter, a receiver and signaling equipment (the base station). The base station in each cell is connected by microwave or telephone line to the mobile telephone switching office ("MTSO"). The MTSO controls the automatic transfer of calls from cell to cell as a subscriber travels, coordinates calls to and from a mobile unit, allocates calls among the cells within the system, and connects calls to the local landline telephone system or to a long-distance telephone network. Each conversation in a cellular system involves a radio transmission between a subscriber unit and a base station and the transmission of the call between the base station and the MTSO.
     The MTSO and base stations periodically monitor the signal strength of calls in progress. The signal strength of the transmission between a subscriber unit and the base station in any cell declines as the unit moves away from the base station. When the signal strength of a call declines to a predetermined level, the MTSO hands off the call in a fraction of a second to the base station of another cell where the transmission strength is greater. If the subscriber unit leaves the service area of the cellular system, the call is disconnected unless an appropriate technical interface has been established with an adjacent system.
     The FCC has allocated the cellular telephone systems frequencies in the 800 MHz band of the radio spectrum. Each of the two licenses in a cellular market is assigned 416 frequency pairs. Each conversation on a cellular system occurs on a pair of radio talking paths, thus providing full duplex (i.e., simultaneous two-way) service. Two significant features of cellular telephone systems are:
(i) frequency reuse, enabling the simultaneous use of the same frequency in two adequately separated cells, and (ii) call hand-off. A cellular telephone system's frequency reuse and call hand-off features result in highly efficient use of available frequencies and enable cellular telephone systems to process more simultaneous calls and service more users over a greater area than conventional mobile telephone systems.
     A cellular telephone system's capacity can be increased in various ways. Within certain limitations, increasing demand may be met by simply adding available frequency capacity to cells as required or, by using directional
                                      S-29
antennas, dividing a cell into discrete multiple sectors or coverage areas, thereby facilitating frequency reuse. Furthermore, an area within a system may be served by more than one cell through procedures that utilize available channels in adjacent cells. When all possible channels are in use, further growth can be accomplished through a process known as "cell splitting." Cell splitting entails dividing a single cell into a number of smaller cells serviced by lower-power transmitters, thereby increasing the reuse factor and the number of calls that can be handled in a given area. Digital transmission technologies are expected to provide cellular licensees with additional capacity to handle calls on cellular frequencies.
     There are limits to the number of signals that can be transmitted simultaneously in a given area. In highly populated MSAs, the level of demand for mobile and portable service is often large in relation to the existing capacity of most systems. Based on the demographics of its markets, the Company does not anticipate that the provision of mobile and portable service within its networks will require as large a proportion of the systems' capacities as is required in higher density MSAs. Therefore, the Company's systems are expected to have more capacity with which to pursue data applications and other expanded cellular services, which the Company believes may enhance its revenue potential and limit market opportunities for competitive mobile data systems.
     All cellular telephones are designed to be compatible with cellular systems in all market areas within the United States so that a cellular telephone may be used wherever a subscriber is located. Changes of cellular telephone numbers or other technical adjustments to mobile units by the manufacturer or local cellular telephone service businesses are generally required to enable the subscriber to change from one cellular service provider to another within a service area. Cellular system operators may provide service to roamers temporarily located in, or traveling through, their service area. The cellular system providing service to the roamer generally receives 100% of the revenues from such service and such roaming charges are billed to the roamer's local service provider.
     The cellular mobile telephone services available to customers and the sources of revenue available to a system operator are similar to those available with standard home and office telephones. For example, cellular systems can offer a variety of features, including call forwarding, call waiting, conference calling, voice message and retrieval, and data transmission. Because cellular systems are fully interconnected with the landline telephone network, subscribers can receive and originate both local and long distance calls from their cellular telephones. The subscribers generally are charged separately for monthly access, air time, toll calls and custom calling features.
     Cellular telephone systems operate under interconnection agreements with various local exchange carriers ("LECs") and interexchange (long distance) carriers ("IXCs"). The interconnection agreements establish the manner in which the cellular telephone system integrates with other telecommunications systems. The cellular operator and the local landline telephone company must cooperate in the interconnection between the cellular and landline telephone systems to permit cellular subscribers to call landline subscribers and vice versa. The technical and financial details of such interconnection arrangements are subject to negotiation and vary from system to system.
     There are a number of recent technical developments in the cellular industry. Currently, while most of the MTSOs process information digitally, the radio transmission of cellular telephone calls is done predominantly on an analog basis. Digital technology is expected to offer advantages, including improved voice quality, larger system capacity, and perhaps lower incremental costs for additional subscribers. The conversion from analog to digital radio technology is expected to be an industry-wide process that will take a number of years. There are two digital technologies that currently are being considered by cellular companies: TDMA, presently in commercial service, and CDMA, which remains untested on a commercial basis. In addition, at least one cellular company offers an enhanced analog technology as an intermediate step which is designed to increase capacity and thereby enable such company to delay implementing digital technology.
     The Company has chosen TDMA as its digital technology. Rather than immediately converting to digital technology, however, the Company has adopted a strategy of deferring implementation until its capacity needs require it, or there is a demonstrable demand for services that can only be provided with digital technology, and the use of the requisite technology becomes more widespread. The substantial majority of the cellular equipment currently employed by the Company in its systems is "TDMA ready" and can work in either an analog or digital mode. As a result, the Company should be able to transition from analog to digital mode with minimal expense. However, one or more of the technologies currently utilized by the Company or implemented in the future may not be preferred by
                                      S-30
its customers or may become obsolete. If either event occurs, it could result in the Company undergoing a conversion which could involve significant expense. Pending such a conversion, the Company could be at a competitive disadvantage. See "Risk Factors -- Adoption of New Technologies; Technological Obsolescence." COMPETITION
     OTHER CELLULAR COMPETITION. The cellular telephone business is a regulated duopoly. Until 1994, the FCC provided for only two licenses in each market (although certain markets have been subdivided as a result of voluntary settlements), one to a nonwireline company and one to a wireline company, which is usually the local telephone company or its affiliate. Each licensee has the exclusive grant of a defined frequency band within each market. The Company holds exclusively nonwireline licenses. The primary competition, therefore, for the Company's cellular service in any market has traditionally come from the wireline licensee in that market. Competition is principally on the basis of services and enhancements offered (including the provision of cellular equipment at or below cost), the technical quality of the system, price and the quality and responsiveness of customer service.
     In the Company's control markets, its competitors are affiliates of the following companies:

MARKET                                         COMPETITOR
Allentown, PA/NJ                               Bell Atlantic/NYNEX Mobile
Wilkes Barre/Scranton, PA                      Independent Cellular Network, Inc.
Harrisburg, PA                                 360(degree) Communications Company (2)
Lancaster, PA                                  360(degree) Communications Company (2)
York, PA                                       360(degree) Communications Company (2)
Reading, PA                                    Bell Atlantic/NYNEX Mobile
Williamsport, PA                               Independent Cellular Network, Inc.
State College, PA                              Independent Cellular Network, Inc.
Wayne, PA (PA-5 RSA)                           Independent Cellular Network, Inc.
Mifflin, PA (PA-11 RSA)                        Bell Atlantic/NYNEX Mobile
Lebanon, PA (PA-12 RSA)                        360(degree) Communications Company (2)
Chambersburg, PA (PA-10 East RSA)              360(degree) Communications Company (2)
Union, PA (PA-8 RSA)                           Independent Cellular Network, Inc.
Altoona, PA                                    Independent Cellular Network, Inc.
Orange County, NY                              Bell Atlantic/NYNEX Mobile
Binghamton, NY/PA                              Frontier/Bell Atlantic/NYNEX Mobile
Elmira, NY                                     Frontier/Bell Atlantic/NYNEX Mobile
Huntington, WV/OH/KY                           Independent Cellular Network, Inc.
Charleston, WV                                 Independent Cellular Network, Inc.
Jackson, WV (WV-l East RSA)                    Bell Atlantic/NYNEX Mobile
Pensacola, FL                                  GTE Mobilnet
Fort Walton Beach, FL                          360(degree) Communications Company (2)
Myrtle Beach, SC (SC-5 RSA)                    ALLTEL/Palmetto MobileNet (3)
Wilmington, NC (1)                             360(degree) Communications Company (2)
Jacksonville, NC (1)                           360(degree) Communications Company (2)
Portland, ME                                   Bell Atlantic/NYNEX Mobile
Portsmouth, NH/ME                              Saco River Cellular, Inc./U.S. Cellular Corp.
Washington, ME (ME-4 RSA)                      U.S. Cellular Corp.

(1) Jointly controlled through the Company's 50% ownership of a joint venture with a subsidiary of GTE Mobilnet.
(2) Formerly Sprint Cellular Company.
(3) 360(degree) Communications Company has agreed to acquire Palmetto MobileNet's interest.
     Many of the Company's wireline company competitors are affiliates of large telecommunications corporations and may have access to greater capital resources than the Company. In addition, many of the Company's competitors may have greater marketing and technical resources than the Company.
     COMPETITION FROM OTHER TECHNOLOGIES. In addition to competition from the other cellular carrier in each of its markets, the Company faces or will face competition from Enhanced Specialized Mobile Radio ("ESMR") system operators, PCS and resellers of cellular and other facilities-based services.
                                      S-31

     The FCC has licensed ESMR system operators to construct digital mobile communications systems on existing ESMR frequencies in many metropolitan areas throughout the United States. Several such operators have initiated service. At this time, the Company is unable to predict the extent to which and when, if ever, ESMR system operators will offer competitive services to cellular, either in the Company's markets or in adjacent areas. See "Risk
Factors -- Competition."
     Licensing for broadband PCS has been divided by the FCC into 51 Major Trading Areas ("MTAs") and 493 Basic Trading Areas ("BTAs") based upon geographic boundaries described in the 1992 Rand McNally COMMERCIAL ATLAS & MARKETING GUIDE. There may be a minimum of two and as many as six broadband PCS providers in each area once the FCC completes its licensing. Two licensees each will hold 30 MHz of PCS spectrum in each MTA, one licensee will hold 30 MHz of PCS spectrum in each BTA and three licensees will hold 10 MHz of PCS spectrum in each BTA.
     The FCC has awarded licenses for the two 30 MHz bands of PCS spectrum in each MTA and many of these systems are under construction. Two such systems are operating on a commercial basis. The FCC is in the process of auctioning 30 MHz of PCS spectrum in each BTA and it is anticipated that the auctions will conclude in early spring 1996. The FCC has announced plans to hold auctions for the three 10 MHz bands of PCS spectrum in each BTA as soon as is feasible after completion of the current auction (and in any event in 1996). No specific date has been set for the next auction to begin.
     The FCC's rules limit a cellular licensee until the year 2000 to one 10 MHz PCS license in an area in which the cellular licensee provides cellular services to 10% or more of the population. At present, cellular licensees may hold a maximum of 25 MHz of spectrum in the cellular 800 MHz band. The FCC's imposed 35 MHz cap for combined PCS/cellular spectrum means that cellular carriers may acquire a 10 MHz PCS license now, and after January 1, 2000, an additional five MHz of PCS spectrum. Cellular licensees are not limited to the 10 MHz/15 MHz PCS license limitations outside of the areas in which they operate cellular systems.
     The Company is currently evaluating the opportunities that PCS might provide in its markets that could not be presently pursued through existing spectrum allocated to the Company through its cellular licenses, as well as PCS opportunities outside of its markets. Based upon the results of these studies, the Company may choose to participate in the upcoming auction process for some of the remaining PCS licenses. See "Risk Factors -- Adoption of New Technologies; Technological Obsolescence."
     PCS services are anticipated to include wireless two-way telecommunications for voice, data and other transmissions employing digital micro-cellular technology. PCS will operate in the 1850 to 1990 MHz band. The Company anticipates that PCS will involve a network of small, low-powered transceivers placed throughout a neighborhood, business office or office complex, city or metropolitan area. PCS customers will communicate using digital devices similar to portable cellular telephones. The Company is studying currently-available technology to offer similar services on the 800 MHz cellular frequencies. There is no assurance that the Company will be able to implement such technology, or if it decides to do so, that it can implement these service features profitably and in a timely manner. See "Risk Factors -- Competition" and "Risk
Factors -- Adoption of New Technologies; Technological Obsolescence."
     Many PCS license winners who will compete with the Company have access to greater capital resources than the Company. Many of these companies or their affiliates also own and operate cellular telephone networks of substantial size and bring significant wireless communications experience to their PCS operations. See "Risk Factors -- Competition."
     The Company is preparing for the more competitive environment represented by the introduction of PCS and other digitally-based communications technologies by building out and enhancing its cellular telephone networks, increasing the quality of coverage in its service areas, expanding its service areas by selected acquisitions of adjacent and nearby cellular systems and by offering new features, products and services to its customers that the Company believes will be competitive with future communications providers that may utilize digital technology. See " -- Products and Services." The Company believes that it can effectively compete by utilizing its experience in developing and operating cellular networks and by virtue of the barriers imposed by its extensive existing system footprint. The Company believes that it has developed strong distribution channels and customer service capabilities overseen by an experienced management team. The Company's cellular systems are primarily located in suburban and rural markets into which management believes new PCS licensees are likely to enter only after
                                      S-32
initiation of PCS operations in higher density markets which may be more economically attractive. The Company anticipates that it may offer roaming services to PCS customers. See "Risk Factors -- Competition."
     Cellular system licensees are required by FCC policy to provide wholesale cellular service to resellers. A reseller provides cellular service to customers but is not itself an FCC cellular license holder. A reseller typically buys capacity on a cellular telephone network and is assigned a block of cellular telephone numbers from a cellular carrier. The reseller markets the wireless telephone service through its own distribution channels to the public. In this way, a reseller is not only a customer of the cellular telephone licensee's service, but also competes with the licensee for customers.
     The Company intends to explore mutually advantageous relationships with resellers to supplement its existing distribution channels. Recently, MCI Communications, Inc. and other large communications companies have begun negotiating resale agreements in certain larger markets throughout the country. The Company believes that it will receive increasing interest from persons interested in reselling the Company's cellular service but there can be no assurance that this will occur or that pursuing any such opportunities will be profitable.
REGULATION OF CELLULAR SYSTEMS
     FEDERAL REGULATION. The Company is subject to extensive regulation by the Federal government as a provider of cellular communications services. Pursuant to the Communications Act, the licensing, construction, operation, acquisition and transfer of cellular communications systems in the United States are regulated by the FCC. The FCC has promulgated rules governing the construction and operation of cellular communications systems and licensing and technical standards for the provision of cellular telephone service ("FCC Rules"). For licensing purposes, the United States is divided into 734 discrete geographically defined market areas comprised of 306 MSAs and 428 RSAs.
     In each market, the frequencies allocated for cellular telephone use are divided into two equal 25 MHz blocks and designated as Block A and Block B. Block A licenses were initially reserved for nonwireline entities, such as the Company. Block B licensees were initially reserved for entities affiliated with a wireline telephone company. Under current FCC Rules, a Block A or Block B license may be transferred with FCC approval without restriction as to wireline affiliation, but generally, no entity may own a substantial interest in both Block A and Block B in any one MSA or RSA. The FCC may prohibit or impose conditions on sales or transfers of licenses.
     Cellular service providers must satisfy a variety of FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent cellular users, permitees and licensees in order to avoid interference between adjacent systems. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters. The FCC also regulates cellular service resale practices and the terms under which certain ancillary services may be provided through cellular facilities.
     The Company also regularly applies for FCC authority to use additional frequencies, to modify the technical parameters of existing licenses, to expand its service territory and to provide new services. The Communications Act requires prior FCC approval for transfers to or from the Company of a controlling interest in any license or construction permit, or any rights thereunder. Although there can be no assurance that any future requests for approval of applications filed will be approved or acted upon in a timely manner by the FCC, the Company has no reason to believe such requests or applications would not be approved or granted in due course. See "Risk Factors -- Regulation of The Cellular Industry."
     Initial operating licenses are generally granted for terms of up to 10 years, beginning on the dates of the grant of the initial operating authority and are renewable upon application to the FCC. Licenses may be revoked and license renewal applications denied for cause after appropriate notice and hearing. The FCC generally grants current licensees a license renewal if they have complied with their obligations under the Communications Act during their license terms. A potential challenger would bear a heavy burden to demonstrate that a license should not be renewed if the licensee's performance merits a renewal expectancy.
     Near the conclusion of the license term, licensees must file applications for renewal of licenses to obtain authority to operate for up to an additional 10-year term. Applications for license renewal may be denied if the FCC determines that the grant of an application would not serve the public interest. In addition, at license renewal time, other parties may file competing applications for authorization. In the event that qualified competitors file, the FCC
                                      S-33
may be required to hold a hearing to determine whether the incumbent or the competitor will receive the license. In 1993, the FCC adopted specific standards to apply to cellular renewals, concluding that it will award a renewal expectancy to a cellular licensee that meets certain standards of past performance. If the existing licensee receives a renewal expectancy, it is likely that the existing licensee's cellular license will be renewed without a full comparative hearing. To receive a renewal expectancy, a licensee must show that it (i) has provided "substantial" service during its past license term, and
(ii) has substantially complied with applicable FCC Rules and policies and the Communications Act. "Substantial" service is defined as service which is sound, favorable and substantially above a level of mediocre service that might only minimally warrant renewal.
     In 1994, the Company filed for renewal of one expiring license (for the Allentown-Bethlehem-Easton, PA/NJ MSA) which was originally granted by the FCC in 1985. In 1995, the Company filed for renewal of two expiring licenses (for the Northeast Pennsylvania, PA and Harrisburg, PA MSAs) which were originally granted by the FCC in 1986. All three license renewals were granted without challenge. The Company believes that it has met and will continue to meet all requirements necessary to secure renewal of its remaining cellular licenses which are scheduled to expire between 1997 and 2003. However, there can be no assurances that any such licenses will be renewed. See "Risk
Factors -- Regulation of the Cellular Industry."
     In July 1994, the FCC issued a notice proposing a requirement whereby all cellular carriers would have to provide interexchange carriers with equal access. Currently, only AT&T-affiliated cellular carriers and the cellular affiliates of the Regional Bell Operating Companies ("RBOCs") are required to provide equal access. The FCC also proposed requiring all commercial mobile radio service providers to provide interconnection to other mobile service providers. In April 1995, however, the FCC tentatively concluded that it would be premature to adopt such a requirement. The Telecommunications Act of 1996 (the "Telecom Act") provides that a cellular carrier need not provide equal access unless the cellular carrier denies equal access, and such denial is contrary to the public interest, in which case the FCC may require the cellular carrier to unblock equal access by "dial around" or some other method. The Company currently provides "dial around" equal access to all of its customers.
     THE TELECOM ACT. The Telecom Act makes changes to the Communications Act and the antitrust consent decree applicable to the RBOCs affect the cellular industry. This legislation, among other things, affects competition for local telecommunications services, interconnection arrangements for carriers, universal service funding and the provision of interexchange services by the RBOCs' wireless systems.
     The Telecom Act requires state public utilities commissions and/or the FCC to implement policies that mandate cost-based reciprocal compensation between cellular carriers and local exchange carriers for interconnection services. The Company believes that implementation of these policies may result in a substantial decrease in interconnection expenses incurred by the Company.
     The Telecom Act requires the FCC to adopt rules to require communications companies, including cellular carriers, to contribute to a universal fund that reimburses communications carriers that provide basic communications services to marginal users who need such services.
     The Telecom Act also eases the restrictions on provision of interexchange telephone services by wireless carriers affiliated with RBOCs. RBOC-related wireless carriers have interpreted the legislation to permit immediate provision of long distance call delivery for their cellular customers.
     STATE AND LOCAL APPROVALS. Congress amended the Communications Act to preempt, as of August 10, 1994, state or local regulation of the entry of, and the rates charged by, any commercial mobile service or any private mobile service, which includes cellular telephone service. Notwithstanding such preemption, a state had until August 10, 1994 to petition the FCC for authority to continue regulating the rates for any commercial mobile service. Eight states filed petitions to continue their rate regulation authority: Arizona, California, Connecticut, Hawaii, Louisiana, New York, Ohio and Wyoming. In May 1995, the FCC denied all eight petitions and precluded those states from regulating the rates for commercial mobile service providers, including cellular operators. The FCC's actions on those petitions remain subject to reconsideration and judicial review. As a practical matter, the Company is free to establish rates and offer new products and services with a minimum of regulatory requirements. Several of the seven states in which the Company operates still maintain nominal oversight jurisdiction, primarily focusing upon resolution of customer complaints.
     The location and construction of cellular transmitter towers and antennas are subject to Federal Aviation Administration ("FAA") regulations and may be subject to Federal, state and local environmental regulation as well
                                      S-34
as state or local zoning, land use and other regulation. Before a system can be put into commercial operation, the grantee of a construction permit must obtain all necessary zoning and building permit approvals for the cell sites and MTSO locations and must secure state certification and tariff approvals, if required. The time needed to obtain zoning approvals and requisite site permits varies from market to market and state to state. Similarly, variations exist in local zoning processes. There can be no assurance that any state or local regulatory requirements currently applicable to the systems in which the Company's affiliates have an interest will not be changed in the future or that regulatory requirements will not be adopted in those states and localities which currently have none. See "Risk Factors -- Regulation of the Cellular Industry."
     Zoning and planning regulation may become more restrictive in the future with the addition of PCS carriers which are expected to seek sites for network construction as well. The industry is seeking relief from local laws which arbitrarily restrict the expansion of cellular networks. The Telecom Act provides potential limited relief by permitting the FCC to preempt states and localities from applying regulations in a manner which has the effect of prohibiting construction and operation of new cell sites.
     The Communications Act prohibits the issuance of a license to, or the holding of a license by, any corporation of which more than 20% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country. The Communications Act also prohibits the issuance of a license to, or the holding of a license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or representative thereof, or by any corporation organized under the laws of a foreign country. The FCC does however have the power to waive these restrictions in appropriate circumstances. The FCC has interpreted these restrictions to apply to partnerships and other business entities as well as corporations, subject to certain modifications. Failure to comply with these requirements may result in denial or revocation of licenses.
OTHER INVESTMENTS
     GEOTEK COMMUNICATIONS, INC. In February 1994, the Company purchased for $30 million from Geotek 2.5 million shares of Geotek common stock and options to invest up to $167 million for an aggregate of 10 million additional shares. Geotek is a telecommunications company that is developing a wireless communications network in certain metropolitan markets in the United States based on its FHMA digital technology. The original agreement was amended in May 1995 to reduce the number of options available for exercise and to lengthen substantially the time during which the Company may exercise its remaining options. In addition, pursuant to the May 1995 agreement, the Company agreed to purchase for $5 million in cash 531,463 shares of convertible preferred stock of Geotek with a stated value of $9.408 per share. Geotek's common stock is traded on the Nasdaq National Market System.
     As amended by the May 1995 agreement, the options held by the Company at December 31, 1995 are in three series as follows: (i) Series A options exercisable for 1,000,000 shares at $15 per share, (ii) Series B options exercisable for 1,714,200 shares at $16 per share and (iii) Series C options exercisable for 2,571,400 shares at $17 per share. All options are exercisable immediately and expire at various dates over the next several years. The Company has also entered into a five-year management consulting agreement to provide operational and marketing support to Geotek in exchange for 300,000 shares of Geotek common stock per year. However, should any portion of the Series A, B or C options expire without exercise, the management consulting agreement terminates. The Company currently owns less than 10% of Geotek's outstanding common stock and, in the event the options were exercised, would continue to own less than 10% of such stock.
     INTERNATIONAL WIRELESS COMMUNICATIONS, INC. The Company believes that foreign markets offer significant opportunities for wireless communications providers because of the limited availability of traditional landline telephone systems in many countries and the increasing demand for communications services. The Company's strategy is to pursue opportunities in the international arena as they arise without diverting the Company's financial and personnel resources from its primary business. Accordingly, the Company has pursued such opportunities through joint ventures with local entities and others and its investment in IWC. As of December 31, 1995, the Company had
                                      S-35
invested approximately $13.5 million and owned a 35% equity interest in IWC. While several wireless communications license applications are pending and certain licenses have been granted in which the Company has an interest, through joint ventures or through IWC, the Company currently does not have an ownership in any significant international operations. There is no assurance that the Company's international activities will prove successful.
     INTER(BULLET)ACT SYSTEMS, INCORPORATED. The Company has invested approximately $10 million in Inter(Bullet)Act Systems, Inc. ("Inter(Bullet)Act") for an aggregate ownership interest of approximately 26%. Inter(Bullet)Act is a development stage company that provides targeted promotions to retail customers at the point of entry at a retail outlet, primarily supermarkets, through a computer-equipped kiosk. Certain officers and directors of the Company, as well as entities affiliated with certain directors of the Company, have made investments in Inter(Bullet)Act. As a group, these persons and entities had an ownership interest of approximately 19% as of March 19, 1996.
EMPLOYEES
     As of December 31, 1995, the Company had approximately 1,400 full-time employees, including approximately 400 employees associated with its direct salesforce. None of those employees are represented by a labor organization. Management considers its employee relations to be good.
PROPERTIES
     The Company owns or leases certain properties in addition to the interests in cellular licenses presently owned by the Company. The Company leases its principal executive offices located in Greensboro, North Carolina, consisting of approximately 66,000 square feet of office space. The rental payments at this facility are fixed over five years except for escalations to cover certain related costs such as property taxes and maintenance. The Company also currently owns or leases an aggregate of approximately 120,000 square feet of office and retail space in its operating cellular markets. In addition, the Company either owns or leases under long-term contracts 300 cell site locations and eight cellular switch locations.
LEGAL PROCEEDINGS
     The only legal proceedings pending against the Company or any of its subsidiaries are routine filings with the FCC and state regulatory authorities and customary regulatory proceedings pending in connection with acquisitions and interconnection rates and practices, proceedings concerning the telecommunications industry generally and other proceedings arising in the ordinary course of business which management believes, even if resolved unfavorably to the Company, would not have a materially adverse effect on the Company's business.
                                      S-36

                                   MANAGEMENT
     The following table sets forth certain information about each of the Company's directors and executive officers:

NAME                          AGE                        POSITION
Stuart S. Richardson          49      Chairman of the Board of Directors
Haynes G. Griffin             49      President, Chief Executive Officer, Director
L. Richardson Preyer, Jr.     48      Executive Vice President, Treasurer,
                                        Vice Chairman of the Board of Directors
Stephen R. Leeolou            40      Executive Vice President, Chief Operating
                                        Officer, Secretary, Director
Stephen L. Holcombe           39      Senior Vice President, Chief Financial Officer
Richard C. Rowlenson          46      Senior Vice President, General Counsel
Timothy G. Biltz              37      Senior Vice President -- Marketing and Customer
                                        Service
S. Tony Gore, III             49      Senior Vice President -- Acquisitions and
                                        Corporate Development
Dennis B. Francis             43      Senior Vice President -- Technical Services
F. Cooper Brantley            48      Director
Doris R. Bray                 58      Director
Robert M. DeMichele           51      Director
L. Richardson Preyer, Sr.     77      Director
Robert A. Silverberg          61      Director

     The Board is divided into three classes with each class as equal in number as possible. Messrs. Robert M. DeMichele, Stephen R. Leeolou and L. Richardson Preyer, Jr. have been elected to serve until the 1996 annual meeting of shareholders. Doris R. Bray, Stuart S. Richardson and Robert A. Silverberg have been elected to serve until the 1997 annual meeting of shareholders. F. Cooper Brantley, Haynes G. Griffin and L. Richardson Preyer, Sr. have been elected to serve until the 1998 annual meeting of shareholders.
     STUART S. RICHARDSON has been a director since 1985 and was elected Chairman of the Board of Directors in 1986. Since 1995, Mr. Richardson has been Chairman of the Board of Lexington Global Asset Managers, Inc., a diversified financial services holding company. From 1985 to 1995, Mr. Richardson was an executive of Piedmont Management Company, Inc., formerly the parent corporation of Lexington Global Asset Managers, Inc., and served as its Vice Chairman from 1986 to 1995. Mr. Richardson also serves as a director of Chartwell Reinsurance Co. and Inter(Bullet)Act Systems, Inc. and is the former Chairman of the Board of Richardson-Vicks, Inc. Mr. Richardson's second cousin, L. Richardson Preyer, Jr., and Mr. Preyer's father, L. Richardson Preyer, Sr., are also directors.
     HAYNES G. GRIFFIN is President, Chief Executive Officer, a director and a co-founder of the Company. Mr. Griffin is a member of the Boards of Directors of Lexington Global Asset Managers, Inc., Inter(Bullet)Act Systems, Inc. and of Geotek Communications, Inc. Mr. Griffin currently serves on the United States Advisory Council on the National Information Infrastructure. He is a past Chairman of the Cellular Telecommunications Industry Association.
     L. RICHARDSON PREYER, JR. is Vice Chairman of the Board, Executive Vice President, Treasurer and a co-founder of the Company. Mr. Preyer serves as Administrative Trustee of Piedmont Associates and Southeastern Associates, investment partnerships, and is a director of Inter(Bullet)Act Systems, Inc.
     STEPHEN R. LEEOLOU is Executive Vice President, Chief Operating Officer, Secretary, a director and a co-founder of the Company. Mr. Leeolou is the Chairman of the Board of Inter(Bullet)Act Systems, Inc. and International Wireless Communications, Inc. Prior to joining the Company, from 1983 to 1984, Mr. Leeolou was President and Secretary of Caro-Cell Communications, Inc., and from 1978 to 1983 was a television news anchorman with three successive network-affiliated stations.
     STEPHEN L. HOLCOMBE is Senior Vice President and Chief Financial Officer of the Company. From 1978 to 1985, Mr. Holcombe served in various positions with KPMG Peat Marwick and was a senior audit manager when he left to join the Company in 1985. Mr. Holcombe is a member of the North Carolina Association of Certified Public Accountants.
                                      S-37

     RICHARD C. ROWLENSON is Senior Vice President and General Counsel of the Company. From 1975 until joining the Company in 1987, Mr. Rowlenson was engaged in the practice of communications law in Washington, D.C. Mr. Rowlenson is a member of the Federal Communications Bar Association.
     TIMOTHY G. BILTZ joined the Company as Vice President -- Marketing and Customer Service in August 1989 and was promoted to Senior Vice President in November 1990. Prior to joining the Company, Mr. Biltz was Regional Manager for Providence Journal Cellular Management Services, Inc. in Raleigh, N.C. from 1987 to 1989, and was responsible for the development of regional marketing and operations programs for several markets.
     S. TONY GORE, III is Senior Vice President of Acquisitions and Corporate Development. He is presently a task force member of the North Carolina International Commission on Economic Development. Prior to joining the Company in 1985, Mr. Gore was Chief Executive Officer of Atlantic Coast Entertainment Systems, Inc.
     DENNIS B. FRANCIS joined the Company as Director of Technical Services in September 1992 and was promoted to Vice President in 1993 and Senior Vice President in 1995. Prior to joining the Company, Mr. Francis was with Southwestern Bell Mobile Systems for nine years, most recently as Vice President of Network Operations for the Washington/Baltimore cellular system.
     F. COOPER BRANTLEY is a member of Adams, Kleemeier Hagan Hannah & Fouts L.L.P., attorneys at law. Mr. Brantley is formerly President of Brantley Communications, Inc., a cellular system owner and operator.
     DORIS R. BRAY has been a partner with Schell Bray Aycock Abel & Livingston, L.L.P., attorneys at law, since 1987. Mrs. Bray is also a director of Cone Mills Corporation.
     ROBERT M. DEMICHELE is President, Chief Executive Officer and Director of Lexington Global Asset Managers, Inc. From 1981 to 1995, Mr. DeMichele was President, Chief Executive Officer and Director of Piedmont Management Company, Inc. Mr. DeMichele is also a director for The Navigators Group, Inc., Inter(Bullet)Act Systems, Inc. and Chartwell Reinsurance Co.
     L. RICHARDSON PREYER, SR. is a former federal judge and a former member of the U.S. Congress and was a distinguished Fellow in Public Policy at the University of North Carolina at Greensboro from 1981 until 1986. Mr. Preyer, Sr. is also a director of Lexington Global Asset Managers, Inc.
     ROBERT A. SILVERBERG has been Executive Vice President and Director of Vectra Bank since 1995. From 1981 to 1995, Mr. Silverberg was Chairman of the Board and President of First Denver Corporation and Chairman of the Board of its subsidiary, First National Bank of Denver. Mr. Silverberg has also been President and Chairman of the Board of 181 Realty Company, a commercial real estate holding company, since 1968.
                                      S-38

                             PRINCIPAL SHAREHOLDERS
     The following table sets forth the ownership of the Company's Class A Common Stock (the "Common Stock") by each person known by the Company to be the owner of 5% or more of the Company's Common Stock, by each person who is a director or named executive officer of the Company and by all directors and executive officers of the Company as a group.

                                                                                                      BENEFICIAL OWNERSHIP
                                                                                                    SHARES
NAME                                                                                                (1)(2)      PERCENT (1)(2)
FMR Corp........................................................................................   5,069,150(3)      12.27%
The Equitable Companies Incorporated............................................................   4,148,306(4)      10.00%
The Capital Group Companies, Inc................................................................   2,483,600(5)       6.00%
Stuart S. Richardson............................................................................   2,129,609(6)       5.14%
Haynes G. Griffin...............................................................................   1,240,405(7)       2.98%
Stephen R. Leeolou..............................................................................   1,352,351(8)       3.25%
L. Richardson Preyer, Jr........................................................................   1,348,333(9)       3.24%
Stephen L. Holcombe.............................................................................     125,457(10)          *
Richard C. Rowlenson............................................................................     139,685(11)          *
F. Cooper Brantley..............................................................................      19,198             *
Doris R. Bray...................................................................................       4,800(12)          *
Robert M. DeMichele.............................................................................   1,031,542(13)       2.50%
L. Richardson Preyer, Sr........................................................................      93,337(14)          *
Robert A. Silverberg............................................................................     160,921(15)          *
All Directors and Officers as a group (14 persons)..............................................   8,393,863(16)      19.60%

  * Owns less than 1% of the total outstanding Common Stock.
 (1) The descendants of Lunsford Richardson, Sr., their spouses, trusts, and corporations in which they have interests and charitable organizations established by such descendants (collectively referred to as the "Richardson Family") beneficially own approximately 9,707,853 shares or 23.25% of the Company's Common Stock and consequently may, if they act in concert, be in a position to control the management and the affairs of the Company. Such number of shares includes 438,250 shares which members of the Richardson Family have the right to acquire under presently exercisable options granted to them under Company stock option plans. The individuals and institutions constituting the Richardson Family have differing interests and may not necessarily vote their shares in the same manner. Furthermore, trustees and directors have fiduciary obligations (either individually or jointly with other fiduciaries) under which they must act on the basis of fiduciary requirements which may dictate positions that differ from their personal interests.
 (2) Unless otherwise indicated, all share ownership is given as of March 15, 1996 and all shares are owned of record by the persons named and beneficial ownership consists of sole voting power and sole investment power.
 (3) Ownership as of December 31, 1995 as reported to the Company on a Schedule 13G dated February 14, 1996. Certain of these shares may be deemed to be beneficially owned by Fidelity Management & Research Company and by Fidelity Management Trust Company, both wholly-owned subsidiaries of FMR Corp. ("FMR"), and by Edward C. Johnson 3d, Chairman of FMR. According to FMR's Schedule 13G, Mr. Johnson, FMR and these subsidiaries may be deemed to exercise sole investment power as to all such shares and sole voting power as to 19,000 shares. The address of FMR is 82 Devonshire Street, Boston, MA 02109.
 (4) Ownership as of December 31, 1995 as reported to the Company on a Schedule 13G dated February 9, 1996. These shares may be deemed to be beneficially owned by a group consisting of The Equitable Companies Incorporated ("Equitable"), AXA (a French holding company), and five French mutual insurance companies consisting of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Alpha Assurances I.A.R.D. Mutuelle, Alpha Assurances Vie Mutuelle and Uni Europe Assurance Mutuelle. According to the
     Schedule 13G, the group may be deemed to exercise sole voting power as to 4,106,581 shares, sole investment power as to 4,148,031 shares and shared investment power as to 275 shares. The address of Equitable is 787 Seventh Avenue, New York, New York 10019.
 (5) Ownership as of December 29, 1995 as reported to the Company on a Schedule 13G dated February 9, 1996. These shares may be deemed to be beneficially owned by Capital Guardian Trust Company and Capital Research and Management Company, operating subsidiaries of The Capital Group Companies, Inc. ("Capital"). According to Capital's Schedule 13G, these subsidiaries of Capital may be deemed to exercise sole voting power as to 791,000 shares and sole investment power as to all such shares. The address of Capital is 333 South Hope Street, Los Angeles, CA 90071.
 (6) Includes 88,750 shares that Mr. Richardson has the right to acquire under presently exercisable stock options granted to him under Company stock option plans; 1,350 shares owned by Mr. Richardson's spouse; 372,882 shares held by the H. Smith Richardson Testamentary Trust; 1,020,292 shares held by the Smith Richardson Foundation and 395,542 shares held by the Grace Jones Richardson Testamentary Trust, of which Mr. Richardson is a trustee; and 160,247 shares held by various other trusts of which Mr. Richardson is also a trustee. The shares shown as beneficially owned do not include 61,076 shares held in trusts for the benefit of his children. Mr. Richardson disclaims beneficial ownership of the shares held by such trusts. The shares shown also do not include 130,665 shares held by trusts of which Mr. Richardson may be deemed to share investment power, but exercise no voting power, and 16,550 shares that may be
                                      S-39
     deemed beneficially owned by his spouse. Mr. Richardson disclaims beneficial ownership of the shares owned by his spouse and the shares that may be deemed beneficially owned by his spouse. Mr. Richardson's business address is c/o Lexington Global Asset Managers, Inc., Park 80 West, Park Two, Saddle Brook, New Jersey 07663.
 (7) Includes 345,000 shares that Mr. Griffin has the right to acquire under presently exercisable stock options granted to him under Company stock option plans. Also includes 5,271 shares owned by Mr. Griffin's spouse as to which he shares voting and investment power. Does not include 18,321 shares held by trusts, the sole beneficiaries of which are Mr. Griffin's sons and the trustee of which is Mr. Griffin's brother. Mr. Griffin disclaims beneficial ownership of the foregoing shares owned by his spouse and held by such trusts. The shares shown also do not include 73,555 shares held by a trust of which Mr. Griffin may be deemed to share investment power, but exercises no voting power.
 (8) Includes 345,000 shares that Mr. Leeolou has the right to acquire under presently exercisable stock options granted to him under Company stock option plans. Does not include 27,723 shares held by trusts, the sole beneficiaries of which are Mr. Leeolou's children and the trustee of which is Mr. Leeolou's brother. Mr. Leeolou disclaims beneficial ownership of the shares held by these trusts. The shares shown also do not include 48,868 shares held by a trust of which Mr. Leeolou may be deemed to share investment power, but exercise no voting power.
 (9) Includes 345,000 shares that Mr. Preyer has the right to acquire under presently exercisable stock options granted to him under Company stock option plans. Also includes 12,061 shares owned by Mr. Preyer's spouse as to which he shares voting and investment power. Does not include 56,193 shares held by trusts, the sole beneficiaries of which are Mr. Preyer's children and the trustee of which is Mr. Preyer's sister. Mr. Preyer disclaims beneficial ownership of the foregoing shares owned by his spouse and held by such trusts. The shares shown also do not include 98,533 shares held by a trust of which Mr. Preyer may be deemed to share investment power, but exercise no voting power.
(10) Includes 112,454 shares that Mr. Holcombe has the right to acquire under presently exercisable options granted to him under Company stock option plans.
(11) Includes 90,000 shares that Mr. Rowlenson has the right to acquire under presently exercisable options granted to him under Company stock option plans. Also includes 24,417 shares owned by Mr. Rowlenson's spouse as to which he shares voting and investment power. Does not include 7,370 shares held by trusts, the sole beneficiaries of which are Mr. Rowlenson's children and the trustee of which is Mr. Rowlenson's brother-in-law. Mr. Rowlenson disclaims beneficial ownership of the foregoing shares owned by his spouse and held by such trusts.
(12) Includes 4,500 shares that Mrs. Bray has the right to acquire under presently exercisable options granted to her under Company stock option plans.
(13) Includes 4,500 shares that Mr. DeMichele has the right to acquire under presently exercisable options granted to him under Company stock option plans and 1,020,292 shares held by the Smith Richardson Foundation, of which Mr. DeMichele serves as one of eight trustees. The shares held by the Smith Richardson Foundation are also reported as beneficially owned by Stuart S. Richardson. Mr. DeMichele disclaims beneficial ownership of the shares held by such foundation.
(14) Includes 4,500 shares that Mr. Preyer has the right to acquire under presently exercisable options granted to him under Company stock option plans and 30,545 shares held by Mr. Preyer's spouse. Mr. Preyer disclaims beneficial ownership of the foregoing shares owned by his spouse.
(15) Includes 45,486 shares that represent Mr. Silverberg's pro rata ownership of Common Stock owned by a corporation of which he is an officer, director and principal shareholder. Of the shares shown as beneficially owned by Mr. Silverberg, he exercises shared voting and investment power with respect to 45,486 shares and sole voting and investment power with respect to 115,435 shares.
(16) Includes 1,518,454 shares that directors and officers have the right to purchase under presently exercisable options granted to them under Company stock option plans.
                                      S-40

                         DESCRIPTION OF CREDIT FACILITY
     On December 23, 1994, the Company completed the closing of a $675 million credit facility, pursuant to an Amended and Restated Loan Agreement (the "Credit Facility"), with various lenders led by The Toronto-Dominion Bank and The Bank of New York. The Credit Facility consists of a "term loan" and a "revolving loan." The term loan, in the amount of $325 million, was used to repay the Company's borrowings under its previous $390 million loan agreement. The revolving loan, in the amount of up to $350 million, is available for capital expenditures, to make acquisitions of and investments in cellular and other wireless communication interests, and for other general corporate purposes.
     As security for borrowings under the Credit Facility, the Company has pledged substantially all of its tangible and intangible assets and future cash flows. Among other restrictions, the Credit Facility restricts the payment of cash dividends, limits the use of borrowings, limits the creation of additional long-term indebtedness and requires the maintenance of certain financial ratios. The requirements of the Credit Facility were established in relation to the Company's projected capital needs, projected results of operations and cash flow. These requirements generally were designed to require continued improvement in the Company's operating performance such that its EBITDA would be sufficient to continue servicing the debt as repayments are required. The Company is in compliance with all loan covenants under the Credit Facility.
     The outstanding amount of the term loan as of March 30, 1998 is to be repaid in increasing quarterly installments commencing on March 31, 1998 and terminating at its maturity date of December 31, 2003. The quarterly installment payments begin at 1.875% of the outstanding principal amount at March 30, 1998 and gradually increase to 5.625% of the outstanding principal amount at March 31, 2003, at which time the loan is scheduled to be repaid in full. The available borrowings under the revolving loan will be reduced on a quarterly basis also commencing on March 31, 1998 and terminating on December 31, 2003. The quarterly reduction begins at 1.875% of the revolving loan commitment at March 30, 1998 and gradually increases to 5.625% of the commitment on March 31, 2003 at which time the loan is scheduled to be repaid in full.
     The term loan and the revolving loan bear interest at a rate equal to the Company's choice of the Prime Rate (as defined) or Eurodollar Rate (as defined) plus an applicable margin based upon a leverage ratio for the most recent fiscal quarter. As of December 31, 1995, the applicable margins on the borrowings were 0.375% and 1.625% per annum for the Prime Rate and Eurodollar Rate, respectively.
     The Credit Facility will be amended prior to closing of the Offering. The proposed amendment, which must be approved by 100% of the lenders under the Credit Facility, is expected to (1) permit issuance by the Company of the Debentures, (2) revise several covenants relating to the purchase of property and equipment as well as acquisitions of cellular and wireless communications properties, (3) immediately make a subsidiary of the Company (the "Operating Subsidiary") the primary obligor of the Credit Facility, (4) require the Company to create a new subsidiary of the Company (the "Holding Subsidiary"), (5) require, upon receipt of certain FCC approvals, which must occur within a specific time from the closing of the Offering, that the Holding Subsidiary will become the primary obligor of the Credit Facility and (6) require that the Company and substantially all of the subsidiaries of the Operating Subsidiary and/or the Holding Subsidiary, as applicable, will have guaranteed the Credit Facility, with such guarantees being secured by the assets of the Company and their respective subsidiaries. The Operating Subsidiary and the Holding Subsidiary will hold all of the stock or partnership interests of the operating subsidiaries during the respective time periods each is primary obligor and will assume all of the other liabilities of the Company (other than the Debentures).
     As of December 31, 1995, $522.0 million had been borrowed under the Credit Facility. Under the restrictive covenants of the Credit Facility, future borrowing availability generally increases as the Company's operating performance improves. The Company does not expect these covenants to curtail planned borrowings. The net proceeds of the Offering will be used to pay down the revolving loan (on a non-permanent basis). After giving effect to the proposed amendment of the Credit Facility, the closing of the Offering and the application of the net proceeds therefrom, the Company will have the ability to borrow up to an aggregate of $347.7 million under the revolving loan portion of the Credit Facility, subject to certain borrowing limitations. See "Risk
Factors -- Substantial Leverage; Ability to Service Debt," "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".
                                      S-41

                           DESCRIPTION OF DEBENTURES
     THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE DEBENTURES SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE SENIOR DEBENTURES SET FORTH IN THE ACCOMPANYING PROSPECTUS UNDER "DESCRIPTION OF DEBENTURES" TO WHICH REFERENCE IS HEREBY MADE.
     The Debentures will be issued under an indenture to be dated as of
            , 1996 (as supplemented by the indenture supplement dated as of
            , 1996, the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee"). A copy of the Indenture has been filed as an exhibit to the Registration Statement of which the Prospectus Supplement is a part. The Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended (the "1939 Act"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to the 1939 Act and to all the provisions of the Debentures and the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein, such Sections or defined terms are incorporated by reference herein. For purposes of this Section, references to the "Company" shall mean Vanguard Cellular Systems, Inc. excluding its subsidiaries. Certain terms used in this Section are defined under " -- Certain Definitions."
GENERAL
     The Debentures will mature on             , 2006, and will be limited to an
aggregate principal amount of $            . The Debentures will bear interest
at the rate set forth on the cover page of this Prospectus Supplement from
            , 1996, or from the most recent interest payment date to which
interest has been paid, payable semiannually on             and             of
each year, beginning on             , 1996, to the persons who are registered
holders of the Debentures (or any predecessor Debentures) at the close of
business on the preceding             or             , as the case may be.
     Principal of, premium, if any, and interest on the Debentures will be payable in immediately available funds, and the Debentures will be exchangeable and transferable, at an office or agency of the Company, one of which will be maintained for such purpose in The City of New York (which initially will be the corporate trust office of the Trustee) or such other office or agency permitted under the Indenture; provided, however, that payment of interest may be made at the option of the Company by check mailed to the person entitled thereto as shown on the Security Register. The Debentures will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Debentures, except for any tax or other governmental charge that may be imposed in connection therewith.
     Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal to the Depositary will be made by the Company in immediately available funds. The Debentures will trade in The Depository Trust Company's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore settle in immediately available funds on trading activity in the Debentures.
RANKING
     The Debentures will be senior unsecured obligations of the Company, will rank pari passu in right of payment with all existing and future senior indebtedness of the Company and will be senior in right of payment to all future subordinated indebtedness of the Company. As of December 31, 1995, after giving effect to the Offering, the application of the net proceeds therefrom and actions to be taken pursuant to the proposed amendment to the Credit Facility, the total consolidated indebtedness of the Company would have been $527.4 million. At such date, the Company had no indebtedness subordinated to the Debentures.
     In addition, all existing and future indebtedness and other liabilities of the Company's Subsidiaries, including borrowings under the Credit Facility, will be effectively senior in right of payment to the Debentures. In addition, prior to sale of the Debentures, pursuant to a proposed amendment to the Credit Facility, a holding company Subsidiary will become the primary obligor of the Credit Facility, the existing Subsidiaries of the Company will become Subsidiaries of the new holding company, and the Company and substantially all of the Subsidiaries of the holding company Subsidiary will have guaranteed the Credit Facility, with such guarantees being secured by the Property of the respective Subsidiaries. The total balance sheet liabilities of the Company's Subsidiaries on a pro
                                      S-42
forma basis as of December 31, 1995, would have been $372.2 million, of which $327.4 million was indebtedness. The Company and its Subsidiaries have other liabilities, including contingent liabilities, which may be significant. Although the Indenture contains limitations on the amount of additional Indebtedness which the Company and its Restricted Subsidiaries may Incur, the amounts of such Indebtedness could be substantial and, in any case, much of such Indebtedness may be Indebtedness of Subsidiaries (which will be effectively senior in right of payment to the Debentures). See " -- Certain Covenants" below. Moreover, claims of creditors of the Company's Subsidiaries, including trade creditors, and holders of Preferred Stock of the Company's Subsidiaries (if any), will generally have a priority as to the assets of such Subsidiaries over the claims of the Company.
     The Debentures are obligations exclusively of the Company. Since the operations of the Company are conducted through Subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Debentures, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations.
OPTIONAL REDEMPTION
     The Debentures are not redeemable prior to             , 2001. At any time
on or after             , 2001, the Debentures are redeemable at the option of
the Company, in whole or in part, on not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption:
     If redeemed during the 12-month period commencing             of the year
indicated:

                                                                               REDEMPTION
YEAR                                                                             PRICE
2001........................................................................           %
2002........................................................................           %
2003........................................................................           %

     and thereafter, beginning             , 2004, at 100% of the principal
amount of the Debentures.
     In the event of redemption of fewer than all the Debentures, the Trustee shall select by lot or in such manner as it shall deem fair and equitable the Debentures to be redeemed. On and after any redemption date, interest will cease to accrue on the Debentures or portions thereof called for redemption unless the Company shall fail to redeem any such Debentures.
SINKING FUND
     There will be no mandatory sinking fund payments for the Debentures. PURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL
     Upon the occurrence of a Change of Control Triggering Event, each holder of Debentures shall have the right to require the Company to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Debentures pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the purchase date (the "Change of Control Payment").
     Within 30 days following any Change of Control Triggering Event, the Company shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) mail a notice to each holder of Debentures stating: (1) that a Change of Control Triggering Event has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Purchase at the Option of Holders Upon a Change of Control" and that all Debentures timely tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Debenture (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (4) that any Debentures (or portions thereof) not tendered will continue to accrue
                                      S-43
interest; (5) a description of the transaction or transactions constituting the Change of Control Triggering Event; and (6) the procedures that holders of Debentures must follow in order to tender their Debentures (or portions thereof) for payment and the procedures that holders of Debentures must follow in order to withdraw an election to tender Debentures (or portions thereof) for payment.
     The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Debentures in connection with a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.
     Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain any provisions that permit the holders of the Debentures to require that the Company purchase or redeem the Debentures in the event of a takeover, recapitalization or similar restructuring.
     The Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under " -- Certain Covenants -- Limitation on Indebtedness" and " -- Certain Covenants -- Limitation on Liens." Such restrictions can only be waived with the consent of the registered holders of a majority in principal amount of the Debentures then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Debentures protection in the event of a highly leveraged transaction.
     The Credit Facility imposes restrictions on the ability of the Company's Subsidiaries to pay dividends or make distributions to the Company. Such restrictions may limit the ability of the Company to fund any purchase of the Debentures upon a Change of Control Triggering Event. There can be no assurance that the Company will be able to fund any purchase of the Debentures upon a Change of Control Triggering Event.
BOOK-ENTRY SYSTEM
     The Debentures will initially be issued in the form of one or more Global Securities (as defined in the Indenture). Accordingly, The Depository Trust Company ("DTC") or its nominee will initially be the sole registered holder of the Debentures for all purposes under the Indenture.
     Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the Debentures represented by such Global Security purchased by such persons in the Offering. Such accounts shall be designated by the Underwriters with respect to Debentures placed by the Underwriters for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.
     Payment of principal and interest on Debentures represented by any such Global Security will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Debentures represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company, or the Underwriters will have any responsibility or liability for any aspect of DTC's records relating to or
                                      S-44
payments made on account of beneficial ownership interests in a Global Security representing any Debentures or for maintaining, supervising, or reviewing any of DTC's records relating to such beneficial ownership interests.
     The Company has been advised by DTC that upon receipt of any payment of principal of, or interest on, any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.
     A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC. A Global Security is exchangeable for certificated Debentures only if (i) DTC notifies the Company that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable, and exchangeable, and such transfers shall be registrable or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Debentures represented by such Global Security. Any Global Security that is exchangeable for certificated Debentures pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Debentures in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Debentures, (i) certificated Debentures will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,
(ii) payment of principal, any repurchase price, and interest on the certificated Debentures will be payable, and the transfer of the certificated Debentures will be registerable, at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any registration of transfer or exchange of the certificated Debentures, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.
     So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by such Global Security for the purposes of receiving payment on the Debentures, receiving notices, and for all other purposes under the Indenture and the Debentures. Beneficial interests in Debentures will be evidenced only by, and transfers thereof will be effected only through, records maintained by DTC or any successor depositary and its participants. Cede & Co. has been appointed as the nominee of DTC. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.
     DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
                                      S-45

CERTAIN COVENANTS
     LIMITATION ON INDEBTEDNESS. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless after giving pro forma effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and either (a) after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Leverage Ratio of the Company and the Restricted Subsidiaries (on a consolidated basis) would not exceed (i) 8.5 from the Issue Date until March 31, 1998 and (ii) 7.5 after March 31, 1998 or (b) such Indebtedness is Permitted Indebtedness.
     Permitted Indebtedness is defined to include any and all of the following:
(i) Indebtedness pursuant to the revolving loan portion of the Credit Facility in an aggregate amount outstanding at any time not to exceed $75 million; (ii) Indebtedness in respect of Capital Lease Obligations and/or Capital Expenditure Indebtedness, provided, that (a) the aggregate principal amount of such Indebtedness does not exceed the Fair Market Value (on the date of such Incurrence) of the property or asset acquired or constructed and (b) the aggregate principal amount of all Indebtedness Incurred under this clause (ii) during any calendar year does not exceed $25 million; (iii) Indebtedness of the Company evidenced by the Debentures; (iv) Indebtedness of the Company owing to and held by a Restricted Subsidiary and Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that any event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such
Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; (v) Indebtedness (other than Indebtedness permitted by the immediately preceding paragraph or elsewhere in this paragraph) in an aggregate principal amount outstanding at any time not to exceed $25 million; (vi) Indebtedness under Interest Rate Agreements entered into for the purpose of limiting interest rate risks, provided, that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of this covenant; (vii) Indebtedness in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit; (viii) Indebtedness outstanding on the Issue Date not otherwise described in clauses (i) through (vii) above;
and (ix) Permitted Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to clause (a) of the immediately preceding paragraph and clauses (ii), (iii) and (viii) above.
     LIMITATION ON RESTRICTED PAYMENTS. The Company shall not make, and shall not permit any Restricted Subsidiary to make, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment, (a) a Default or Event of Default shall have occurred and be continuing, (b) the Company could not Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of " -- Limitation on Indebtedness" or (c) the aggregate amount of such Restricted Payment and all other Restricted Payments made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of (i) the excess of (A) Cumulative EBITDA over (B) the product of
1.5 and Cumulative Interest Expense, (ii) Capital Stock Sale Proceeds, (iii) the amount by which Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Redeemable Stock) of the Company (less the amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon conversion or exchange) and (iv) an amount equal to the net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from (A) dividends, repayment of loans or advances, or other transfers or distributions of Property (but only to the extent the Company excludes such transfers or distributions from the calculation of EBITDA for purposes of clause (c)(i)(A) above), in each case to the Company or any Restricted Subsidiary from any Person or (B) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed, in the case of (A) or (B), the amount of such Investments previously made by the Company and its Restricted Subsidiaries in such Person or such Unrestricted Subsidiary, as the case may be, which were treated as Restricted Payments.
     Notwithstanding the foregoing limitation, the Company may (a) pay dividends on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the Indenture, (b) redeem, repurchase, defease, acquire or retire for value, any Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Debentures with the proceeds of
                                      S-46
any Permitted Refinancing Indebtedness, (c) acquire, redeem or retire Capital Stock of the Company or Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Debentures in exchange for, or in connection with a substantially concurrent issuance of, Capital Stock of the Company (other than Redeemable Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by the Company or any Subsidiary), (d) consummate an exchange of Investments in Persons, the primary businesses of which are Related Businesses, but only if such exchange complies with clauses (i) and (ii)(B) of the first paragraph of " -- Limitation on Asset Sales", (e) receive Capital Stock of
Geotek Communications, Inc. pursuant to the Geotek Management Consulting Agreement and (f) make Investments in Persons the primary businesses of which are Related Businesses (other than Investments in the Capital Stock of the Company) in an amount at any time outstanding not to exceed in the aggregate for all such Investments made in reliance upon this clause (f), the sum of (i) $50 million and (ii) an amount equal to the net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from payments of dividends, repayment of loans or advances, or other transfers or distributions of Property to the Company or any Restricted Subsidiary from any Person (but only to the extent such net reduction in Investments has not been utilized to permit a Restricted Payment pursuant to clause (c)(i) or (c)(iv) in the immediately preceding paragraph) not to exceed, in the case of clause (f)(ii), the amount of such Investments previously made by the Company and its Restricted Subsidiaries in such Person which were treated as Restricted Payments; provided, however, that no more than $25 million of the aggregate Investments permitted to be made pursuant to this clause (f) may be utilized to make Investments in Inter(Bullet)Act Systems, Inc.
     Any payments made pursuant to clauses (b), (c), (d) and (e) of the immediately preceding paragraph shall be excluded from the calculation of the aggregate amount of Restricted Payments made after the Issue Date; provided, however, that the proceeds from the issuance of Capital Stock pursuant to clause
(c) of the immediately preceding paragraph shall not constitute Capital Stock Sale Proceeds for purposes of clause (c)(ii) of the first paragraph of this covenant.
     LIMITATION ON LIENS. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property, whether now owned or hereafter acquired, including any Lien on any interest in, or any income or profits from, its Property, unless (a) with respect to any Restricted
Subsidiary, such Lien secures Indebtedness other than Guarantees of Indebtedness of the Company or (b) effective provision has been or will be made whereby the Debentures will be secured by such Lien; PROVIDED, HOWEVER, that no Lien may be granted with respect to Indebtedness of the Company that is subordinated to the Debentures.
     LIMITATION ON ASSET SALES. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale after the Issue Date unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale and
(ii) (A) at least 80% of the consideration paid to the Company or such
Restricted Subsidiary in connection with such Asset Sale is in the form of cash or cash equivalents or (B) the consideration paid to the Company or such Restricted Subsidiary is determined in good faith by the Board of Directors of the Company, as evidenced by a Board Resolution, to be substantially comparable in type to the assets being sold.
     The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects, (A) to prepay, repay or purchase Indebtedness under the Credit Facility or Indebtedness of a Restricted Subsidiary (excluding Indebtedness owed to the Company or an Affiliate of the Company); or (B) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the
Company or another Restricted Subsidiary).
     Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within one year from the date of such Asset Sale or the receipt of such Net Available Cash shall constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds $15 million (taking into account income earned on such Excess Proceeds), the Company will be required to make an offer to purchase (the "Prepayment Offer") the Debentures, on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon (if any) to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate
                                      S-47
principal amount of Debentures surrendered for purchase by holders thereof exceeds the amount of Excess Proceeds, then the Trustee shall select the Debentures to be purchased pro rata according to principal amount or by lot with such adjustments as may be deemed appropriate by the Company so that only Debentures in denominations of $1,000, or integral multiples thereof, shall be purchased. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Debentures have been given the opportunity to tender their Debentures for purchase as described in the following paragraph in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for general corporate purposes and the amount of Excess Proceeds will be reset to zero.
     Within five Business Days after one year from the date of an Asset Sale or the receipt of Net Available Cash therefrom, the Company shall, if it is obligated to make a Prepayment Offer, send a written notice, by first-class mail, to the holders of the Debentures (the "Prepayment Offer Notice"), accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders of the Debentures to make an informed decision with respect to the Prepayment Offer. The Prepayment Offer Notice will state, among other things, (a) that the Company is offering to purchase Debentures pursuant to the provisions of the Indenture described herein under " -- Limitation on Asset Sales," (b) that any Debenture (or any portion thereof) accepted for payment (and duly paid on the Purchase Date) pursuant to the Prepayment Offer shall cease to accrue interest after the Purchase Date, (c) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days from the date the Prepayment Offer Notice is mailed (the "Purchase Date"), (d) the aggregate principal amount of Debentures (or portions thereof) to be purchased and (e) a description of the procedure which holders of Debentures must follow in order to tender their Debentures (or portions thereof) and the procedures that holders of Debentures must follow in order to withdraw an election to tender their Debentures (or portions thereof) for payment.
     The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Debentures as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.
     LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective, or enter into any agreement with any Person that would cause to become effective, any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Indebtedness or other obligation owed, to the Company or any other Restricted Subsidiary, (b) make any loans or advances to the Company or any other
Restricted Subsidiary or (c) transfer any of its Property to the Company or any other Restricted Subsidiary. Such limitation will not apply (1) with respect to clauses (a), (b) and (c), to encumbrances and restrictions (i) in existence under or by reason of any agreements (not otherwise described in clause (iii))
in effect on the Issue Date, (ii) relating to Indebtedness of a Restricted Subsidiary and existing at such Restricted Subsidiary at the time it became a Restricted Subsidiary if such encumbrance or restriction was not created in connection with or in anticipation of the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company, (iii)(a) any encumbrance or restriction pursuant to the Credit Facility as in effect on the date of the Indenture or (b) any encumbrance or restriction existing under any agreement that amends, extends, revises, refinances or replaces the Credit Facility, provided that in the case of any encumbrances or restrictions permitted by this clause (iii)(b), such restrictions or encumbrances are no less favorable to the holders of the Debentures than those restrictions or encumbrances pursuant to the Credit Facility as in effect on the date of the Indenture, provided further, however, that the provisions of the Credit Facility and any agreement that amends, extends, revises, refinances or replaces the Credit Facility permit distributions to the Company for the purpose of, and in an amount sufficient to fund, the payment of principal due at maturity and interest in respect of the Debentures (provided, in either case, that such payment is due or to become due within 30 days from the date of such distribution) at a time when there does not exist a default or event which after notice or passage of time or both would permit the lenders under the Credit Facility and any agreement that amends, extends, revises, refinances or replaces the Credit Facility to declare all amounts thereunder due and payable or
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(iv) which result from the renewal, refinancing, extension or amendment of an agreement referred to in the immediately preceding clauses (1)(i) and (ii) above and in clauses (2)(i) and (ii) below, provided, such encumbrance or restriction is no more restrictive to such Restricted Subsidiary and is not materially less favorable to the holders of Debentures than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced, and (2) with respect to clause (c) only, to (i) any encumbrance or restriction relating to Indebtedness that is permitted to be Incurred and secured pursuant to the provisions under " -- Limitation on Indebtedness" and
" -- Limitation on Liens" that limits the right of the debtor to dispose of the assets or Property securing such debt, (ii) any encumbrance or restriction in connection with an acquisition of Property, so long as such encumbrance or restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition, (iii) customary provisions restricting subletting or assignment of leases and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder or (iv) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.
     LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, lease or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless (a) the terms of such Affiliate Transaction are (i) set forth in writing, (ii) in the best interest of the Company or such Restricted Subsidiary, as the case may be, and
(iii) no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company or such Restricted Subsidiary, (b) with respect to an Affiliate Transaction involving aggregate payments or value in excess of $15 million, the Board of Directors of the Company (including a majority of the disinterested members of the Board of Directors of the Company) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clauses
(a) (ii) and (iii) of this paragraph as evidenced by a Board Resolution and (c) with respect to an Affiliate Transaction involving aggregate payments or value in excess of $25 million, the Company obtains a written opinion from an independent appraisal firm to the effect that such Affiliate Transaction is fair, from a financial point of view.
     Notwithstanding the foregoing limitation, the Company may enter into or suffer to exist the following: (i) any transaction pursuant to any contract in existence on the Issue Date; (ii) any transaction or series of transactions between the Company and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries; (iii) any Restricted Payment permitted to be made pursuant to " -- Limitation on Restricted Payments;" (iv) the payment of compensation (including, amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of its Restricted Subsidiaries, so long as the Board of Directors of the Company in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or fees to be fair consideration therefor; and (v) loans and advances to employees made in the ordinary course of business and consistent with past practice of the Company or such Restricted Subsidiary, as the case may be, provided, that such loans and advances do not exceed $15 million at any one time outstanding.
     OWNERSHIP OF VANGUARD CELLULAR FINANCIAL CORP. The Company will at all times maintain its direct 100% ownership of the Capital Stock of Vanguard Cellular Financial Corp., the primary obligor with respect to the Credit Facility.
MERGER, CONSOLIDATION AND SALE OF ASSETS
     The Company will not merge or consolidate with or into any other entity (other than a merger of a Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its Property in any one transaction or series of transactions unless: (a) the entity formed by or surviving any such consolidation or merger (if the Company is not the surviving entity) or the Person to which such sale, transfer, assignment, lease or conveyance is made (the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of
America or a State thereof or the District of Columbia and such corporation expressly assumes, by supplemental indenture in form satisfactory to the
Trustee, executed and delivered to the Trustee by such corporation, the due and punctual payment of the principal of, premium, if any, and interest on all
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the Debentures, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company; (b) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the Company's Property, such Property shall have been transferred as an entirety or virtually as an entirety to one Person; (c) immediately before and after giving effect to such transaction or series of transactions, no Default or Event of Default shall have occurred and be continuing; and (d) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness Incurred or anticipated to be Incurred in connection with such transaction or series of transactions), the Company or the Surviving Entity, as the case may be, would be able to Incur at least $1.00 of additional Indebtedness under clause (a) of the first paragraph of " -- Certain Covenants -- Limitation on Indebtedness."
     In connection with any consolidation, merger or transfer contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.
SEC REPORTS
     Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Commission and provide the Trustee and holders of the Debentures with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections. EVENTS OF DEFAULT
     Events of Default in respect of the Debentures as set forth in the
Indenture include: (i) failure to make the payment of any principal of, or premium, if any, on any of the Debentures when the same becomes due and payable at maturity, upon acceleration, redemption, optional redemption, required purchase or otherwise; (ii) failure to make the payment of any interest on the Debentures when the same becomes due and payable, and such failure continues for a period of 30 days; (iii) failure to comply with any other covenant in the Debentures or in the Indenture and such failure continues for 30 days after written notice from the Trustee or the registered holders of not less than 25%
in aggregate principal amount of the Debentures then outstanding; (iv) a default under any Indebtedness for borrowed money by the Company or any Restricted Subsidiary which results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness at maturity, in an amount greater than $15 million (the "cross acceleration provisions"); (v) any judgment or judgments for the payment of money in an uninsured aggregate amount in excess of $15 million shall be rendered against the Company or any Restricted Subsidiary and shall not be waived, satisfied or discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect (the "judgment default provisions"); and (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary (the "bankruptcy provisions"). The Indenture provides that the Trustee may withhold notice to the holders of the Debentures of any default (except in payment of principal or premium, if any, or interest) if the Trustee considers it to be in the best interest of the holders of the Debentures to do so.
     The Indenture provides that if an Event of Default with respect to the Debentures (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Restricted Subsidiary) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Debentures then outstanding may declare to be immediately due and payable the principal amount of all the Debentures then outstanding, plus accrued but unpaid interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the Debentures then outstanding, may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company or a Restricted Subsidiary shall occur, such amount with respect to all
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of the Debentures shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Debentures.
     The registered holders of a majority in principal amount of the Debentures then outstanding shall have the right to waive any existing Default with respect to the Debentures or compliance with any provision of the Indenture and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.
     No holder of the Debentures will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the registered holders of at least 25% in aggregate principal amount of the Debentures then outstanding shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the Debentures then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of any Debenture for enforcement of payment of the principal of and premium, if any, or interest on such Debenture on or after the respective due dates expressed in such Debenture.
AMENDMENTS AND WAIVERS
     The Indenture may be amended with the consent of the registered holders of a majority in principal amount of the Debentures to be affected then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Debentures) and any past default or compliance with any provisions may also be waived with the consent of the registered holders of a majority in principal amount of the Debentures to be affected then outstanding. However, without the consent of each holder of an outstanding Debenture to be affected, no amendment may, among other things, (i) reduce the amount of Debentures whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Debenture, (iii) reduce the principal of or extend the Stated Maturity of any Debenture, (iv) make any Debenture payable in money other than that stated in the Debenture, (v) impair the right of any holder of the Debentures to receive payment of principal of and interest on such holder's Debentures on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Debentures,
(vi) subordinate in right of payment, or otherwise subordinate, the Debentures to any other obligation of the Company, (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions or
(viii) reduce the premium payable upon the redemption of any Debenture or change the time at which any Debenture may or shall be redeemed as described under " -- Optional Redemption."
     Without the consent of any holder of the Debentures, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Debentures in addition to or in place of certificated Debentures (provided that the uncertificated Debentures are issued in registered form for purposes of
Section 163(f) of the Internal Revenue Code of 1986, as amended (the "Code"), or in a manner such that the uncertificated Debentures are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Debentures, to secure the Debentures, to add to the covenants of the Company for the benefit of the holders of the Debentures or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Debentures or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture
Act.
     The consent of the holders of the Debentures is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
     After an amendment under the Indenture becomes effective, the Company is required to mail to registered holders of the Debentures affected a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Debentures, or any defect therein, will not impair or affect the validity of the amendment.
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DEFEASANCE
     The Company at any time may terminate all its obligations under the Debentures and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Debentures, to replace mutilated, destroyed, lost or stolen Debentures and to maintain a registrar and paying agent in respect of the Debentures. The Company at any time may terminate its obligations under the covenants described under " -- Certain Covenants" (other than the covenant described under " -- Merger, Consolidation and Sale of Assets"), the operation of the cross acceleration provisions, the bankruptcy provisions with respect to Restricted Subsidiaries and the judgment default provisions described under " -- Events of Default" above and the limitations contained in clause (d) under " -- Certain Covenants -- Merger, Consolidation and Sale of Assets" above ("covenant defeasance").
     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Debentures may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Debentures may not be accelerated because of an Event of Default specified in clause (iii)(with respect to the covenants described under " -- Certain Covenants," other than the covenant described under " -- Merger, Consolidation and Sale of Assets" above), (iv), (v) or (vi) (with respect only to Restricted Subsidiaries) under " -- Events of Default" above or because of the failure of the Company to comply with clause
(d) under " -- Merger, Consolidation and Sale of Assets" above.
     In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Debentures to maturity or an earlier redemption in accordance with the terms of the Indenture and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Debentures of such Series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).
CERTAIN DEFINITIONS
     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.
     "ADDITIONAL ASSETS" means (i) any Property (other than cash, cash equivalents or securities) to be owned by the Company or a Restricted Subsidiary and used in a Related Business, (ii) the costs of improving or developing any Property owned by the Company or a Restricted Subsidiary which is used in a Related Business and (iii) Investments in any other Person engaged primarily in a Related Business (including the acquisition from third parties of Capital
Stock of such Person) as a result of which such other Person becomes a
Restricted Subsidiary or is merged or consolidated with or into the Company or any Restricted Subsidiary.
     "AFFILIATE" of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer (a) of such specified Person, (b) of any Subsidiary of such specified Person or (c) of any Person described in clause (i) above. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.
     "ANNUALIZED PRO FORMA EBITDA" means, with respect to any Person, the product of such Person's Pro Forma EBITDA for the two most recent full fiscal quarters for which financial statements are available multiplied by two.
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     "ASSET SALE" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger or a Sale and Leaseback Transaction) by such Person or any of its Restricted Subsidiaries in any single transaction or series of transactions of (a) shares of Capital Stock or other ownership interests in another Person (including, with respect to the Company and its Restricted Subsidiaries, Capital Stock of Unrestricted Subsidiaries) or (b) any other Property of such Person or any of its Restricted Subsidiaries; PROVIDED, HOWEVER, that the term "Asset Sale" shall not include: (i) the sale or transfer of Temporary Cash Investments, inventory, accounts receivable or other Property in the ordinary course of business; (ii) the liquidation of Property received in settlement of debts owing to such Person or any of its Subsidiaries as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to such Person or any of its Restricted Subsidiaries in the ordinary course of business; (iii) when used with respect to the Company, any asset disposition permitted pursuant to " -- Merger, Consolidation and Sale of Assets" which constitutes a disposition of all or substantially all of the Company's Property; (iv) the sale or transfer of any Property by such Person or any of its Restricted Subsidiaries to such Person or any of its Restricted Subsidiaries;
(v) a disposition in the form of a Restricted Payment permitted to be made pursuant to " -- Certain Covenants -- Limitation on Restricted Payments" or (vi) a disposition with a Fair Market Value and a sale price of less than $5 million.
     "ATTRIBUTABLE INDEBTEDNESS" means (i) Indebtedness deemed to be incurred in respect of a Sale and Leaseback Transaction and shall be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded annually), of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended) and (ii) the amount of any Indebtedness incurred by any special purpose company or trust in connection with any Permitted Receivables Facility.
     "AVERAGE LIFE" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.
     "BOARD RESOLUTION" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, to be in full force and effect on the date of such certification and delivered to the Trustee.
     "CAPITAL EXPENDITURE INDEBTEDNESS" means Indebtedness Incurred by any
Person to finance a capital expenditure so long as (i) such capital expenditure is or should be included as an addition to "Property and Equipment, at cost" in accordance with GAAP, and (ii) such Indebtedness is Incurred within 180 days of the date such capital expenditure is made.
     "CAPITAL LEASE OBLIGATIONS" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP. For purposes of " -- Certain Covenants -- Limitation on Liens", a Capital Lease Obligation shall be deemed secured by a Lien on the property being leased.
     "CAPITAL STOCK" means, with respect to any Person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrant, option or other interest in the nature of an equity interest in such Person, but excluding any debt security convertible or exchangeable into such equity interest.
     "CAPITAL STOCK SALE PROCEEDS" means the aggregate Net Cash Proceeds received by the Company from the issue or sale (other than to a Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary) by the Company of any class of its Capital Stock (other than Redeemable Stock) after the Issue Date.
     "CHANGE OF CONTROL" means the occurrence of any of the following events:
(i) any "person" or "group" (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act) other than one or more of the Permitted Holders is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 40% or
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more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company, (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, (iii) the Company consolidates or merges with or into any other Person (other than one or more Permitted Holders) or any other Person (other than one or more Permitted Holders) consolidates or merges with or into the Company, in either case, other than a consolidation or merger with a Wholly Owned Subsidiary in which all of the Voting Stock of the Company outstanding immediately prior to the effectiveness thereof is changed into or exchanged for substantially the same consideration or (iv) the Company sells, conveys, transfers or leases, directly or indirectly, all or substantially all of its assets (other than a transfer of such assets as an entirety or virtually as an entirety to a Wholly Owned Subsidiary or one or more Permitted Holders).
     "CHANGE OF CONTROL TRIGGERING EVENT" means the occurrence of both a Change of Control and a Rating Decline with respect to the Debentures.
     "CONSOLIDATED INTEREST EXPENSE" means, for any Person (or in the case of the Company, the Company and its Restricted Subsidiaries), for any period, the amount of interest in respect of Indebtedness (including amortization of original issue discount, fees payable in connection with financings, including commitment, availability and similar fees, and amortization of debt issuance costs, non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under, and the net costs associated with, any Interest Rate Agreement, however denominated, with respect to such Indebtedness), the amount of Redeemable Dividends, the amount of Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of such Person held other than by such Person or a Subsidiary of such Person, commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and the interest component of rentals in respect of any Capital Lease Obligation or Sale and Leaseback Transaction paid, accrued or scheduled to be paid or accrued by such Person during such period, determined on a consolidated basis in accordance with GAAP. For purposes of this definition, interest on a Capital Lease Obligation or a Sale and Leaseback Transaction shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capital Lease Obligation or Sale and Leaseback Transaction in accordance with GAAP consistently applied.
     "CONSOLIDATED NET INCOME" of a Person means for any period, the net income
(loss) of such Person and its Subsidiaries; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income (i) with respect to the Company, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (a) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (b) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income, (ii) any net income (loss) of any Person acquired by such Person or a Subsidiary of such Person in a pooling of interests transaction for any period prior to the date of such acquisition, (iii) with respect to the Company, any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (a) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (b) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, (iv) any gain (but not loss) realized upon the sale or other disposition of any Property of such Person or its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business, (v) any extraordinary gain or loss and (vi) the cumulative effect of a change in accounting principles.
                                      S-54

     Notwithstanding the provisions of clause (iii) in the preceding paragraph, in the event that Consolidated Net Income is being calculated with respect to the Company or any Surviving Entity (a) for purposes of determining whether the Company or any Surviving Entity could incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of " -- Certain Covenants -- Limitation on Indebtedness" for purposes of (i) clause (b) of the first sentence under " -- Certain Covenants -- Limitation on Restricted Payments," (ii) clause (d) under " -- Merger, Consolidation and Sale of Assets" or (iii) the definition of "Unrestricted Subsidiary" or (b) for purposes of calculating Cumulative EBITDA pursuant to clause (c) of the first sentence of " -- Certain Covenants -- Limitation on Restricted Payments," restrictions on the payment of dividends or the making of distributions to the Company by Vanguard Cellular Financial Corp. referred to in clause (1)(iii) of the second sentence under " -- Certain Covenants -- Limitation on Restrictions on Distributions From Restricted Subsidiaries" shall be disregarded.
     Notwithstanding the provisions of clause (iii) in the first paragraph of this definition, in the event that Consolidated Net Income is being calculated with respect to the Company for purposes of determining whether the Incurrence of Indebtedness proposed to be Incurred is permissible under clause (a) of the first paragraph of " -- Certain Covenants -- Limitation on Indebtedness," then
(i) if such proposed Indebtedness is proposed to be Incurred by Vanguard Cellular Financial Corp. or any Subsidiary thereof that is a Restricted Subsidiary, restrictions on the payment of dividends or the making of distributions to the Company by Vanguard Cellular Financial Corp. referred to in clause (1)(iii) of the second sentence under " -- Certain
Covenants -- Limitation on Restrictions on Distributions From Restricted Subsidiaries" shall be disregarded and (ii) if such proposed Indebtedness is proposed to be Incurred by the Company or any Subsidiary of the Company (other than Vanguard Cellular Financial Corp. and its Subsidiaries) that is a Restricted Subsidiary, restrictions on the payment of dividends or the making of distributions to the Company by Vanguard Cellular Financial Corp. referred to in clause (1)(iii) of the second sentence under " -- Certain
Covenants -- Limitation on Restrictions on Distributions From Restricted Subsidiaries" shall be disregarded, PROVIDED that the lenders pursuant to the Credit Facility modify the Credit Facility to allow for the payment of dividends or the making of distributions to the Company in amounts sufficient to pay the scheduled principal and interest payments on such proposed Indebtedness when due and payable or, in the case of a proposed Incurrence of Indebtedness by a Subsidiary, in an amount sufficient to fund capital contributions or other Investments to or in such Subsidiary in amounts sufficient to pay the scheduled principal and interest payments on such proposed Indebtedness when due and payable.
     "CREDIT FACILITY" means the $675 million credit facility pursuant to the Amended and Restated Loan Agreement dated as of December 23, 1994 among the Company, various lenders, and The Toronto-Dominion Bank and The Bank of New York and any extensions, revisions, refinancings or replacements thereof by a bank or syndicate of banks.
     "CUMULATIVE EBITDA" means at any date of determination the cumulative EBITDA of the Company from and after the last day of the fiscal quarter of the Company immediately preceding the Issue Date to the end of the fiscal quarter immediately preceding the date of determination or, if such cumulative EBITDA for such period is negative, minus the amount by which such cumulative EBITDA is less than zero.
     "CUMULATIVE INTEREST EXPENSE" means at any date of determination the aggregate amount of Consolidated Interest Expense paid, accrued or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries from the last day of the fiscal quarter of the Company immediately preceding the Issue Date to the end of the fiscal quarter immediately preceding the date of determination.
     "DEFAULT" means any event which is, or after notice or passage of time or both would be, an Event of Default.
     "EBITDA" means, for any Person, for any period, an amount equal to (A) the sum of (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period, plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period, minus (B) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP consistently applied, except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only.
                                      S-55

     "EVENT OF DEFAULT" has the meaning set forth under " -- Events of Default". "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.
     "FAIR MARKET VALUE" means with respect to any Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise provided, (i) if such property or asset has a Fair Market Value of less than $15 million, by any Officer of the Company or
(ii) if such property or asset has a Fair Market Value in excess of $15 million, by a majority of the Board of Directors of the Company and evidenced by a Board Resolution, dated within 30 days of the relevant transaction.
     "GAAP" means United States generally accepted accounting principles as in effect on the Issue Date, unless stated otherwise.
     "GEOTEK MANAGEMENT CONSULTING AGREEMENT" means the management consulting agreement between the Company and Geotek Communications, Inc. as in effect on the Issue Date and renewals or extensions thereof on terms no less favorable to the Company and its Restricted Subsidiaries.
     "GUARANTEE" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.
     "HEDGING OBLIGATION" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, foreign exchange contract, currency swap agreement, currency option or any other similar agreement or arrangement.
     "INCUR" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); PROVIDED, HOWEVER, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; PROVIDED FURTHER, that solely for purposes of determining compliance with "Certain Covenants -- Limitation on Indebtedness", amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at Stated Maturity.
     "INDEBTEDNESS" means (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding any balances that constitute customer advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capital Lease Obligations, (ii) Indebtedness of other Persons secured by a Lien to which the Property owned or held by such first Person is subject, whether or not the obligation or obligation secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such property or assets or the amount of the Indebtedness so secured), (iii) Guarantees of Indebtedness of other Persons, (iv) any Redeemable Stock (PROVIDED, HOWEVER, that Redeemable Stock of the Company shall not constitute Indebtedness if such Redeemable Stock may not be redeemed prior to the first anniversary of the Stated Maturity of the Debentures), (v) any Attributable Indebtedness, (vi) all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or other similar
                                      S-56
instruments or credit transactions issued for the account of such Person, (vii) in the case of the Company, Preferred Stock of its Restricted Subsidiaries and
(viii) to the extent not otherwise included in clauses (i) through (vii) of this paragraph, any payment obligations of any such Person at the time of determination under any Hedging Obligation. For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; PROVIDED, HOWEVER, that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. For purposes of this definition, the amount of the payment obligation with respect to any Hedging Obligation shall be an amount equal to
(i) zero, if such obligation is an Interest Rate Obligation permitted pursuant to clause (vi) of the second paragraph of " -- Certain Covenants -- Limitation on Indebtedness" or (ii) the notional amount of such Hedging Obligation, if such Hedging Obligation is not an Interest Rate Agreement so permitted.
     "INTEREST RATE AGREEMENT" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement.
     "INVESTMENT" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Indebtedness issued by, any other Person. In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.
     "INVESTMENT GRADE RATING" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's Investors Service, Inc. (or any successor to the rating agency business thereof) and BBB- (or the equivalent) by Standard & Poor's Ratings Group (or any successor to the rating agency business thereof).
     "ISSUE DATE" means the date on which the Debentures are initially issued. "LEVERAGE RATIO" is defined as the ratio of (i) the outstanding
Indebtedness of a Person and its Subsidiaries (or in the case of the Company, its Restricted Subsidiaries) divided by (ii) the Annualized Pro Forma EBITDA of such Person.
     "LIEN" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).
     "NET AVAILABLE CASH" from an Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to such Properties or assets or received in any other noncash form) in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale, and in each case net of all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law be repaid out of the proceeds from such Asset Sale, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale.
     "NET CASH PROCEEDS" with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.
                                      S-57

     "OFFICER" means the Chief Executive Officer, the President, the Chief Financial Officer or any Executive Vice President of the Company.
     "OFFICERS' CERTIFICATE" means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.
     "OPINION OF COUNSEL" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.
     "PERMITTED HOLDERS" means Haynes G. Griffin, Stephen R. Leeolou, L. Richardson Preyer, Jr., Stuart S. Richardson, their estates, spouses, ancestors, and lineal descendants, the legal representatives of any of the foregoing and the trustee of any bona fide trust of which the foregoing are the sole beneficiaries or the grantors, or any Person of which the foregoing "beneficially owns" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting securities representing at least 66 2/3% of the total voting power of all classes of Capital Stock of such Person (exclusive of any matters as to which class voting rights exist) and the Richardson Family.
     "PERMITTED INVESTMENT" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; PROVIDED, HOWEVER, that the primary business of such Restricted Subsidiary is a Related Business;
(ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; PROVIDED, HOWEVER, that such Person's primary business is a Related Business;
(iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans and advances to employees made in the ordinary course of business consistent with past practice of the Company or such Restricted Subsidiary, as the case may be, PROVIDED, that such loans and advances do not exceed $15 million at any one time outstanding; and (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments.
     "PERMITTED LIENS" means (i) Liens on the Property of the Company or any Restricted Subsidiary existing on the Issue Date; (ii) Liens to secure Indebtedness permitted to be Incurred under clause (ii) of the second paragraph of " -- Certain Covenants -- Limitation on Indebtedness"; (iii) Liens on the Property of the Company or any Restricted Subsidiary to secure any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in any of clauses (i), (ii), (vii) or
(x); PROVIDED, HOWEVER, that any such Lien will be limited to all or part of the same Property that secured the original Lien (plus improvements on such Property) and the aggregate principal amount of Indebtedness that is secured by such Lien will not be increased to an amount greater than the sum of (A) the outstanding principal amount, or, if greater, the committed amount, of the Indebtedness secured by Liens described under clauses (i), (ii), (vii) or (x) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any premiums, fees and other expenses incurred by the Company in connection with such refinancing, refunding, extension, renewal or replacement; (iv) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings; (v) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations which are not more than 60 days past due or are being contested in good faith and by appropriate proceedings; (vi) Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice; (vii) Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; PROVIDED, HOWEVER, that such Lien shall not have been Incurred in anticipation or in connection with such transaction or series of related transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary; (viii) other Liens on the Property of the Company or any Restricted Subsidiary incidental to the conduct of their respective businesses or the ownership of their
                                      S-58
respective Properties which were not created in connection with the Incurrence of Indebtedness or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of their respective Properties or materially impair the use thereof in the operation of their respective businesses; (ix) pledges or deposits by the Company or any Restricted Subsidiary under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case Incurred in the ordinary course of business; (x) Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; PROVIDED, HOWEVER, that any such Lien may not extend to any other Property of the Company or any other Restricted Subsidiary which is not a direct Subsidiary of such Person; PROVIDED FURTHER, HOWEVER, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary, or
(xi) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character.
     "PERMITTED RECEIVABLES FACILITY" means a receivables financing facility pursuant to which any Restricted Subsidiary sells accounts receivable to a special purpose company or trust and in connection therewith such company or trust incurs Indebtedness secured by, or issues interests supported by, such accounts receivable.
     "PERMITTED REFINANCING INDEBTEDNESS" means any renewals, extensions, substitutions, refinancings or replacements of any Indebtedness, including any successive extensions, renewals, substitutions, refinancings or replacements so long as (i) the aggregate amount of Indebtedness represented thereby is not increased by such renewal, extension, substitution, refinancing or replacement (other than to finance fees and expenses, including any premium and defeasance costs), (ii) the Average Life of such Indebtedness is equal to or greater than the Average Life of the Indebtedness being refinanced, (iii) the Stated Maturity of such Indebtedness is no earlier than the Stated Maturity of the Indebtedness being refinanced and (iv) the new Indebtedness shall not be senior in right of payment to the Indebtedness that is being extended, renewed, substituted, refinanced or replaced; PROVIDED, that Permitted Refinancing Indebtedness shall not include (a) Indebtedness of a Subsidiary that refinances Indebtedness of the Company or (b) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.
     "PERSON" means any individual, corporation, company (including any limited liability company), partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.
     "PREFERRED STOCK" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.
     "PRO FORMA EBITDA" means for any Person, for any period, the EBITDA of such Person as determined on a consolidated basis in accordance with GAAP consistently applied after giving effect to the following: (i) if, during or after such period, such Person or any of its Subsidiaries shall have made any disposition of assets, Pro Forma EBITDA of such Person and its Subsidiaries shall be computed so as to give pro forma effect to such Asset Sale and (ii) if, during or after such period, such Person or any of its Subsidiaries completes an acquisition of any Person or business which immediately after such acquisition is a Subsidiary of such Person or whose assets are held directly by such Person or a Subsidiary of such Person, Pro Forma EBITDA shall be computed so as to give pro forma effect to the acquisition of such Person or business; PROVIDED, HOWEVER, that, with respect to the Company, all of the foregoing references to "Subsidiary" or "Subsidiaries" shall be deemed to refer only to the "Restricted Subsidiaries" of the Company.
     "PROPERTY" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in, and other securities of, any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).
     "RATING AGENCIES" mean Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., and Moody's Investors Service, Inc. or any successor to the respective rating agency businesses thereof.
     "RATING DATE" means the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control.
                                      S-59

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     "RATING DECLINE" means, with respect to the Debentures, the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control (which period shall be extended so long as the rating of such Debentures is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) in the event the Debentures are assigned an Investment Grade Rating by both Rating Agencies on the Rating Date, the rating of the Debentures by one of the Rating Agencies shall be below an Investment Grade Rating; or (b) in the event the Debentures are rated below an Investment Grade Rating by at least one of the Rating Agencies on the Rating Date, the rating of the Debentures by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).
     "REDEEMABLE DIVIDEND" means, for any dividend with regard to Redeemable Stock, the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Redeemable Stock.
     "REDEEMABLE STOCK" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or (iii) is convertible or exchangeable for Indebtedness.
     "RELATED BUSINESS" means any business directly related to the ownership, development, operation and acquisition of telecommunications systems.
     "RELATED ENTITY" means a Person substantially all of whose Property consists of Subsidiaries and Investments in Persons, the primary businesses of which are Related Businesses.
     "RESTRICTED PAYMENT" means (i) any dividend or distribution (whether made in cash, property or securities) declared or paid on or with respect to any shares of Capital Stock of the Company or Capital Stock of any Restricted Subsidiary except for any dividend or distribution which is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis) or dividends or distributions payable solely in shares of Capital Stock (other than Redeemable Stock) of the Company; (ii) a payment made by the Company or any Restricted Subsidiary to purchase, redeem, acquire or retire any Capital Stock of the Company or Capital Stock of any Affiliate of the Company (other than a Restricted Subsidiary) or any warrants, rights or options to directly or indirectly purchase or acquire any such Capital Stock or any securities exchangeable for or convertible into any such Capital Stock; (iii) a payment made by the Company or any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment (other than the purchase, repurchase, or other acquisition of any Indebtedness subordinate in right of payment to the Debentures purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), Indebtedness of the Company which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Debentures; or (iv) an Investment (other than Permitted Investments) in any Person.
     "RESTRICTED SUBSIDIARY" means (i) any Subsidiary of the Company after the Issue Date unless such Subsidiary shall have been designated an Unrestricted Subsidiary as permitted or required pursuant to the definition of "Unrestricted Subsidiary" and (ii) an Unrestricted Subsidiary which is redesignated as a Restricted Subsidiary as permitted pursuant to the definition of "Unrestricted Subsidiary".
     "RICHARDSON FAMILY" means, collectively, the descendants of Lunsford Richardson, Sr., and any of their respective spouses, estates, lineal descendants, heirs, executors, personal representatives, administrators, trusts for any of their benefit and charitable foundations to which shares of the Company's Capital Stock beneficially owned by any of the foregoing have been transferred.
     "SALE AND LEASEBACK TRANSACTION" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries.
     "STATED MATURITY" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder
                                      S-60
thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).
     "SUBSIDIARY" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which at least 50% of the total voting power of the Voting Stock is held by such first-named Person or any of its Subsidiaries and such first-named Person or any of its Subsidiaries has the power to direct the management, policies and affairs thereof; or (ii) in the case of a partnership, joint venture, association, or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise if in accordance with generally accepted accounting principles such entity is consolidated with the first-named Person for financial statement purposes.
     "TEMPORARY CASH INVESTMENTS" means any of the following: (i) Investments in U.S. Government Obligations maturing within 90 days of the date of acquisition thereof, (ii) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000 and whose long-term debt is rate "A-3" or "A-" or higher according to Moody's Investors Service, Inc. or Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)), (iii) repurchase obligations with a term of not more than 7 days for underlying securities of the types described in clause (i) entered into with a bank meeting the qualifications described in clause (ii) above, and (iv) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)).
     "UNRESTRICTED SUBSIDIARY" means (a) Vanguard Cellular Services, Inc. and any other Subsidiary of the Company in existence on the Issue Date that is not a Restricted Subsidiary and (b) any Subsidiary of an Unrestricted Subsidiary. The Company's Board of Directors may designate any Subsidiary of the Company or any Restricted Subsidiary to be an Unrestricted Subsidiary if (i) the Subsidiary to be so designated does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary, (ii) the Subsidiary to be so designated is not obligated under any Indebtedness or other obligation that, if in default, would result (with the passage of time or notice or otherwise) in a default on any Indebtedness of the Company or any Restricted Subsidiary and (iii) either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) such designation is effective immediately upon such entity becoming a Subsidiary of the Company or any Restricted Subsidiary. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company or of any Restricted Subsidiary will be classified as a Restricted Subsidiary; PROVIDED, HOWEVER, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if the Company would be unable to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of " -- Certain Covenants -- Limitation on Indebtedness". Except as provided in the second sentence of this paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. The Company's Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving PRO FORMA effect to such designation,
(x) the Company could Incur at least $1.00 of additional indebtedness pursuant to clause (a) of the first paragraph of " -- Certain Covenants -- Limitation on Indebtedness" and (y) no Default or Event of Default shall have occurred and be continuing or would result therefrom. Any such designation by the Company's Board of Directors will be evidenced to the Trustee by filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying (i) that such designation complies with the foregoing provisions and (ii) giving the effective date of such designation, such filing with the Trustee to occur within 75 days after the end of the fiscal quarter of the Company in which such designation is made (or in the case of a designation made during the last fiscal quarter of the Company's fiscal year, within 120 days after the end of such fiscal year).
     "U.S. GOVERNMENT OBLIGATIONS" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment
                                      S-61
of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.
     "VOTING STOCK" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.
NOTICES
     Notices to holders of Debentures will be given by mail to the addresses of such holders as they may appear in the Security Register.
GOVERNING LAW
     The Indenture and the Debentures are governed by and construed in accordance with the internal laws of the State of New York without reference to principles of conflicts of law.
THE TRUSTEE
     The Bank of New York is the Trustee under the Indenture.
     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.
                                      S-62

                                  UNDERWRITING
     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), the Company has agreed to issue and sell to the Underwriters listed below and each of the Underwriters has agreed to purchase, the principal amount of Debentures set forth opposite its name below.

                                                                                                                   PRINCIPAL
                                                                                                                   AMOUNT OF
UNDERWRITER                                                                                                        DEBENTURES
Salomon Brothers Inc ...........................................................................................    $
Goldman, Sachs & Co.............................................................................................
NationsBanc Capital Markets, Inc................................................................................
Smith Barney Inc................................................................................................
Toronto Dominion Securities (USA) Inc...........................................................................
       Total....................................................................................................    $

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions set forth therein. The Underwriters will be obligated to purchase all the Debentures offered hereby if any Debentures are purchased.
     The Underwriters have advised the Company that they propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price
less a concession not in excess of   % of the principal amount of the
Debentures. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of     % of such principal amount to certain other
dealers. After the initial public offering, the public offering price and such concessions may be changed.
     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.
     The Company has been advised by the Underwriters that they presently intend to make a market in the Debentures, as permitted by applicable laws and regulations, although they are under no obligation to do so. There is no existing market for the Debentures and there can be no assurance that a market will develop. See "Risk Factors -- Absence of Active Trading Market."
     Salomon Brothers Inc has from time to time rendered investment banking and financial advisory services to the Company, for which it has received customary fees. Toronto Dominion Securities (USA) Inc. and NationsBanc Capital Markets, Inc. are affiliates of The Toronto-Dominion Bank, the Document Agent under the Credit Facility, and NationsBank of North Carolina, N.A., a Co-Agent under the Credit Facility, respectively. In addition, Toronto Dominion Securities (USA) Inc., is an affiliate of Toronto-Dominion (Texas), Inc., the Collateral Agent under the Credit Facility.
     The Toronto-Dominion Bank and NationsBank of North Carolina, N.A. will receive approximately $27.4 million of the net proceeds of the Offering, which represents their proportionate share of the repayment by the Company of a portion of the borrowings outstanding under the Credit Facility with the proceeds of this Offering.
     Under the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (the "NASD"), when more than 10 percent of the net proceeds of a public offering of debt securities, not including underwriting compensation, are to be paid to a member of the NASD participating in such public offering of debt securities or an affiliate of such member, the yield at which the debt securities are distributed to the public must be no lower than that recommended by a "qualified independent underwriter" meeting certain standards. Toronto Dominion Securities (USA) Inc. and NationsBanc Capital Markets, Inc. are members of the NASD and are affiliates of The Toronto-Dominion Bank and NationsBank of North Carolina, N.A., respectively, lenders under the Credit Facility. The Toronto-Dominion Bank and NationsBank of North Carolina, N.A., will receive more than 10 percent of the net proceeds from this Offering as a result of the use of such proceeds to repay a portion of the borrowings under the Credit Facility. See "Use of Proceeds." As a result, this Offering is being made in compliance with paragraph (8) of Section 44(c) of The Corporate Financing Rule of the NASD which relates to offerings where proceeds are directed to a member of the NASD. Salomon Brothers Inc will act as a qualified independent underwriter in connection with this Offering and assume the customary responsibilities of acting as a qualified independent underwriter in pricing
                                      S-63
and conducting due diligence for this Offering. The Company has also agreed to indemnify Salomon Brothers Inc against certain liabilities, including liabilities under the Securities Act, and to afford Salomon Brothers Inc certain rights of contribution.
                                 LEGAL MATTERS
     Certain legal matters in connection with the Offering, including with respect to the legality of the Debentures offered hereby, will be passed upon for the Company by Schell Bray Aycock Abel & Livingston L.L.P., Greensboro, North Carolina. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York. Certain additional legal matters will be passed upon for the Company by Richard C. Rowlenson, Senior Vice President and General Counsel for the Company. As of March 15, 1996, Mr. Rowlenson beneficially owned 139,685 shares of the Company's Class A Common Stock. Doris R. Bray, a partner of Schell Bray Aycock Abel & Livingston L.L.P., is a director of the Company and, as of March 15, 1996, beneficially owned 4,800 shares of the Company's Class A Common Stock.
                                    EXPERTS
     The financial statements and schedules included and incorporated by reference in this Prospectus Supplement or the accompanying Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.
                                      S-64

                                    GLOSSARY
     Certain terms used in this Prospectus Supplement are defined with particular meanings as used herein.
     AIRTIME: The total time that a cellular telephone channel is occupied including call time, call set-up and clear-down time.
     ANALOG: Transmission method employing a continuous (rather than pulsed or digital) electrical signal that varies in amplitude or frequency in response to changes in sound, light or position.
     BANDWIDTH: (1) Difference between the top and bottom limiting frequencies of a continuous frequency band. (2) Indicates the information-carrying capacity of a channel. FCC-licensed cellular operators have been allocated a continuous 25 MHz bandwidth in the 850-900 MHz band.
     BROADBAND: The type of FCC license that has been or will be awarded in the PCS auctions in the 1850 to 1990 MHz band.
     BTA: One of the 493 Basic Trading Areas, which are smaller than MTAs, into which the licensing for broadband PCS has been divided based on the geographic divisions in the 1992 Rand McNally COMMERCIAL ATLAS & MARKETING GUIDE.
     CDMA: Code Division Multiple Access digital technology. Technique that spreads a signal over a frequency band that is larger than the signal to enable the use of a common band by many users and to achieve signal security and privacy.
     CDPD: Cellular Digital Packet Data, a new packet data network protocol which offers fast and reliable data transmission without using large amounts of network capacity.
     CELL SITE: The entire infrastructure and radio equipment associated with a cellular transmitting and receiving station, including the land, building, tower, antennas and electrical equipment.
     CELL SPLITTING: Dividing a single cell into a number of smaller cells served by lower tower transmitters, thereby increasing the ability to reuse frequency and the number of calls that can be handled in a given area.
     CLUSTERS: A group of contiguous markets, the provision of which facilitates wide areas of uninterrupted cellular service, reduced airtime rates, automatic delivery of inbound calls and simplified dialing patterns.
     COMMUNICATIONS ACT: The Communications Act of 1934, as amended.
     CONTROLLED MARKETS: Markets in which the Company's ownership interest is greater than 50% as well as the Wilmington and Jacksonville, North Carolina markets which are jointly controlled by the Company and a subsidiary of GTE Corporation.
     CONTROLLED POPS: The Net POPs in a controlled market.
     CTIA: The Cellular Telecommunications Industry Association.
     DIGITAL: Transmission system in which information is transmitted in a series of pulses.
     ESMR: Enhanced Specialized Mobile Radio communications services, supplied by converting analog SMR services into an integrated, digital transmission system providing for call hand-off, frequency reuse and wide-call delivery networks.
     FAA: The United States Federal Aviation Administration.
     FCC: The United States Federal Communications Commission.
     FCC RULES: The rules promulgated by the FCC governing the construction and operation of cellular communications systems and licensing and technical standards for the provision of cellular communications service.
     IXC: Usually referred to as long-distance providers. There are many facilities-based IXCs including AT&T, MCI, WorldCom, Sprint and Frontier, as well as a select few competitive access providers that are authorized for IXC services.
     LEC: A company providing local telephone services.
     MARKET: An MSA or RSA.
     METRO-CLUSTER: A group of contiguous markets, the provision of which facilitates wide areas of uninterrupted cellular service, reduced airtime rates, automatic delivery of inbound calls and simplified dialing patterns.
                                      S-65

     MSA: One of the Metropolitan Statistical Areas for which the FCC licensed cellular communications systems.
     MTA: One of the 51 Major Trading Areas into which the licensing for broadband PCS has been divided based on the geographic divisions in the 1992 Rand McNally COMMERCIAL ATLAS & MARKETING GUIDE.
     MTSO: A mobile telephone switching office, through which cell sites are connected to the local landline telephone network.
     NET POPS: The estimated population with respect to a given service area multiplied by the percentage interest that the Company owns in the entity licensed by the FCC to operate a cellular communications system within that service area.
     NONWIRELINE LICENSE: The license for a market initially awarded to a company or group that was not affiliated with a local landline telephone carrier in such market.
     PCS: Personal Communications Services. Emerging technologies providing wireless access to the local and long distance telephone system. Most PCS plans call for low-powered, light weight pocket phones with individual, personal telephone numbers that can be accessed without geographic restriction.
     PDA: Personal Digital Assistant, a wireless hand-held device that transmits data.
     PENETRATION: Customers divided by POPs in a given area.
     POPS: The estimate of the 1994 population of a MSA or RSA, as derived from the 1994 population estimates prepared by Strategic Mapping, Inc.
     RBOCS: The Regional Bell Operating Companies.
     RESELLER: A company that provides cellular service to customers but does not hold an FCC cellular license or own cellular facilities. A reseller buys blocks of cellular telephone numbers from a licensed carrier and, in turn, sells service through its own distribution network to the public.
     RF: Radio frequency.
     ROAMER: A cellular customer who makes or receives calls when traveling in another cellular company's market using his/her home cellular phone.
     ROAMING: The ability of cellular customers to make or receive calls when traveling in another cellular company's market. Occurs when a cellular customer leaves the cellular carrier's home area and uses his cellular phone.
     ROAMING AGREEMENT: Agreement entered into with other domestic cellular companies that allow the Company's customers to make or receive calls when traveling in another cellular company's market.
     RSA: One of the Rural Service Areas for which the FCC licensed cellular communications systems.
     SERVICE AREA: An MSA or RSA.
     SMR: Specialized Mobile Radio communications services.
     TDMA: Time Division Multiple Access digital technology, which designates a time frame for cellular users to transmit within a frequency.
     WIRELINE LICENSE: The license for a market initially awarded to a company or group that was affiliated with a local landline telephone carrier in such market.
                                      S-66

                         VANGUARD CELLULAR SYSTEMS, INC
                         INDEX TO FINANCIAL STATEMENTS
     The following consolidated financial statements of Vanguard Cellular Systems, Inc. and Subsidiaries are filed as part of this report.

                                                                                                                         PAGE
Consolidated Balance Sheets, December 31, 1995 and 1994...............................................................   F-2
Consolidated Statements of Operations for the Years ended December 31, 1995, 1994 and 1993............................   F-3
Consolidated Statements of Changes in Shareholders' Equity for the Years ended December 31, 1995, 1994, and 1993......   F-4
Consolidated Statements of Cash Flows for the Years ended December 31, 1995, 1994 and 1993............................   F-5
Notes to Consolidated Financial Statements............................................................................   F-6
Report of Independent Public Accountants Relating to Financial Statements.............................................   F-18

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                          DECEMBER 31,
                                                                                                       1995         1994
ASSETS
CURRENT ASSETS:
  Cash............................................................................................   $   8,085    $   5,745
  Accounts receivable, net of allowances for doubtful accounts of $5,823 and $2,761...............      31,270       22,664
  Cellular telephone inventories..................................................................       8,957       10,417
  Prepaid expenses................................................................................       1,498          717
     Total current assets.........................................................................      49,810       39,543
INVESTMENTS.......................................................................................     306,760      257,203
PROPERTY AND EQUIPMENT, at cost:
  Land............................................................................................       1,997        1,666
  Buildings.......................................................................................         536        1,027
  Cellular telephones held for rental.............................................................      18,814        9,341
  Cellular telephone systems......................................................................     221,281      137,708
  Office furniture and equipment..................................................................      45,222       34,466
                                                                                                       287,850      184,208
  Less -- Accumulated depreciation................................................................      94,057       80,022
                                                                                                       193,793      104,186
  Construction in progress........................................................................      31,413       16,139
                                                                                                       225,206      120,325
OTHER ASSETS, net of accumulated amortization of $3,390 and $635..................................      14,801       14,640
     Total assets.................................................................................   $ 596,577    $ 431,711
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses...........................................................   $  43,147    $  40,689
  Customer deposits...............................................................................       1,666          632
     Total current liabilities....................................................................      44,813       41,321
LONG-TERM DEBT....................................................................................     522,143      348,649
MINORITY INTERESTS................................................................................         573        2,534
COMMITMENTS AND CONTINGENCIES (Note 5)
SHAREHOLDERS' EQUITY:
  Preferred stock -- $.01 par value, 1,000,000 shares authorized, no shares issued................          --           --
  Common stock, Class A -- $.01 par value, 250,000,000 shares authorized, 41,312,053
     and 40,529,334 shares issued and outstanding.................................................         413          405
  Common stock, Class B -- $.01 par value, 30,000,000 shares authorized, no shares issued.........          --           --
  Additional capital in excess of par value.......................................................     238,662      234,731
  Net unrealized holding losses...................................................................     (16,395)      (9,310)
  Accumulated deficit.............................................................................    (193,632)    (186,619)
     Total shareholders' equity...................................................................      29,048       39,207
     Total liabilities and shareholders' equity...................................................   $ 596,577    $ 431,711

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.
                                      F-2

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                                                        1995         1994         1993
REVENUE:
  Service revenue..................................................................   $217,440     $146,417     $ 98,960
  Cellular telephone equipment revenue.............................................     15,647       18,529        9,929
  Other............................................................................      2,984        3,055          175
                                                                                       236,071      168,001      109,064
COSTS AND EXPENSES:
  Cost of service..................................................................     27,043       21,008       14,461
  Cost of cellular telephone equipment.............................................     25,605       29,933       13,410
  General and administrative.......................................................     60,489       44,019       34,218
  Marketing and selling............................................................     54,906       37,102       21,693
  Depreciation and amortization....................................................     36,170       24,073       25,160
                                                                                       204,213      156,135      108,942
INCOME FROM OPERATIONS.............................................................     31,858       11,866          122
NET GAINS (LOSSES) ON DISPOSITIONS.................................................      1,787         (339)        (657)
INTEREST EXPENSE...................................................................    (38,293)     (22,126)     (15,389)
OTHER, net.........................................................................     (2,362)      (3,193)         795
LOSS BEFORE MINORITY INTERESTS.....................................................     (7,010)     (13,792)     (15,129)
MINORITY INTERESTS.................................................................         (3)        (153)        (154)
NET LOSS BEFORE EXTRAORDINARY ITEM.................................................     (7,013)     (13,945)     (15,283)
EXTRAORDINARY LOSS ON EXTINGUISHMENT OF DEBT.......................................         --       (8,402)      (3,715)
NET LOSS...........................................................................   $ (7,013)    $(22,347)    $(18,998)
NET LOSS PER SHARE BEFORE EXTRAORDINARY ITEM.......................................   $  (0.17)    $  (0.36)    $  (0.40)
PER SHARE EFFECT OF EXTRAORDINARY ITEM.............................................         --        (0.22)       (0.10)
NET LOSS PER SHARE.................................................................   $  (0.17)    $  (0.58)    $  (0.50)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING...............................   41,100,062   38,628,140   38,038,240

The accompanying notes to consolidated financial statements are an integral part of these statements.
                                      F-3

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                          FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                                                    ADDITIONAL      NET
                                                 COMMON STOCK       CAPITAL IN   UNREALIZED                     TOTAL
                                                    CLASS A         EXCESS OF     HOLDING     ACCUMULATED   SHAREHOLDERS'
                                                SHARES     AMOUNT   PAR VALUE      LOSSES       DEFICIT         EQUITY
BALANCE, January 1, 1993....................  37,817,275    $378     $ 175,161    $     --     $(145,274)      $ 30,265
Shares issued upon exercise of stock
  options...................................      90,150       1           615          --            --            616
Shares issued for cash......................      26,591    --             335          --            --            335
Shares issued in exchange for
  cellular interests........................     464,064       5         9,675          --            --          9,680
Net loss....................................          --    --              --          --       (18,998)       (18,998)
BALANCE, December 31, 1993..................  38,398,080     384       185,786          --      (164,272)        21,898
Shares issued upon exercise of stock
  options...................................     210,719       2         1,061          --            --          1,063
Shares issued for cash......................      28,576    --             499          --            --            499
Shares issued in exchange for
  cellular interests........................   1,891,959      19        47,385          --            --         47,404
Net unrealized holding losses...............          --    --              --      (9,310)           --         (9,310)
Net loss....................................          --    --              --          --       (22,347)       (22,347)
BALANCE, December 31, 1994..................  40,529,334     405       234,731      (9,310)     (186,619)        39,207
Shares issued upon exercise of stock
  options...................................     755,906       8         3,294          --            --          3,302
Shares issued for cash......................      26,813    --             637          --            --            637
Net unrealized holding losses...............          --    --              --      (7,085)           --         (7,085)
Net loss....................................          --    --              --          --        (7,013)        (7,013)
BALANCE, December 31, 1995..................  41,312,053    $413     $ 238,662    $(16,395)    $(193,632)      $ 29,048

The accompanying notes to consolidated financial statements are an integral part of these statements.
                                      F-4

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                                                       1995          1994          1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss........................................................................   $  (7,013)    $ (22,347)    $(18,998)
  Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization................................................      36,170        24,073       25,160
     Amortization of deferred financing costs.....................................       1,322         1,334          953
     Equity in losses (earnings) of unconsolidated investments....................       2,261          (206)        (500)
     Minority interests...........................................................           3           153          154
     Net (gains) losses on dispositions...........................................      (1,787)          339          657
     Extraordinary loss on extinguishment of debt.................................          --         8,402        3,715
     Stock received for management consulting services............................      (2,436)       (2,496)          --
     Changes in current items:
       Accounts receivable, net...................................................      (8,250)       (8,974)      (4,898)
       Cellular telephone inventories.............................................       1,649        (5,744)      (2,072)
       Accounts payable and accrued expenses......................................       8,363         7,223        4,844
       Other, net.................................................................        (321)          494         (397)
       Net cash provided by operating activities..................................      29,961         2,251        8,618
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.............................................    (136,149)      (51,017)     (21,009)
  Proceeds from dispositions of property and equipment............................         380           109           17
  Payments for acquisition of investments.........................................     (69,908)      (54,813)     (19,852)
  Proceeds from dispositions of cellular interests................................       1,413           446        1,204
  Capital contributions to unconsolidated cellular entities.......................        (318)         (651)        (344)
       Net cash used in investing activities......................................    (204,582)     (105,926)     (39,984)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments of long-term debt............................................          --      (334,006)    (212,559)
  Net proceeds from issuance of common stock......................................       3,939         1,415          951
  Proceeds of long-term debt......................................................     173,494       444,500      251,000
  Debt issuance costs.............................................................        (124)      (11,180)      (8,112)
  Other...........................................................................        (348)         (407)        (289)
       Net cash provided by financing activities..................................     176,961       100,322       30,991
NET INCREASE (DECREASE) IN CASH...................................................       2,340        (3,353)        (375)
CASH, beginning of year...........................................................       5,745         9,098        9,473
CASH, end of year.................................................................   $   8,085     $   5,745     $  9,098
SUPPLEMENTAL DISCLOSURE OF CASH PAID DURING THE YEAR FOR INTEREST, net of amounts
  capitalized.....................................................................   $  32,597     $  21,914     $ 14,862

The accompanying notes to consolidated financial statements are an integral part of these statements.
                                      F-5

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 -- ORGANIZATION
     Vanguard Cellular Systems, Inc. (Vanguard) (a North Carolina corporation) is a provider of cellular telephone service to various markets in the eastern United States. The majority of Vanguard's operations are conducted in the Mid-Atlantic Supersystem covering areas of Pennsylvania and New York. The primary activities of Vanguard, its wholly owned subsidiaries and its majority owned cellular entities (collectively referred to as the Company) include acquiring interests in entities which have been granted nonwireline Federal Communications Commission (FCC) permits to construct or authorizations to operate cellular telephone systems, and constructing and operating cellular telephone systems.
     All of the Company's cellular entities operate under the trade name of CellularONE(Register mark), which is the trade name many nonwireline carriers have adopted to provide uniformity throughout the industry. The trade name is owned by a partnership in which the Company holds a minority ownership interest.
NOTE 2 -- SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of Vanguard, its wholly owned subsidiaries and the entities in which it has a majority ownership interest. Investments in which the Company exercises significant influence but does not exercise control through majority ownership have been accounted for using the equity method of accounting. Investments in which the Company does not exercise significant influence or control through majority ownership have been accounted for using the cost method of accounting. All significant intercompany accounts and transactions have been eliminated.
USE OF ESTIMATES
     The preparation of these consolidated financial statements required the use of certain estimates by management in determining the Company's financial position and results of operations. Actual results could differ from those estimates.
CELLULAR TELEPHONE INVENTORIES
     Inventories, consisting primarily of cellular telephones held for resale, are valued at the lower of first-in, first-out (FIFO) cost or market. INVESTMENTS
     CELLULAR ENTITIES -- Investments in cellular entities consist of the costs incurred to acquire FCC licenses or interests in entities that have been awarded FCC licenses to provide cellular service, and capital contributions to unconsolidated cellular entities. Acquisition costs, referred to as deferred cellular license acquisition costs, consist primarily of amounts paid for the acquisition of ownership interests and payments of other acquisition related expenses, net of the Company's share of the fair value of the net assets acquired. Exchanges of minority ownership interests in cellular entities are recorded based on the fair value of the ownership interests acquired.
     The Company recognizes its pro rata share of the net income or losses generated by the unconsolidated cellular entities carried on the equity method of accounting.
     INVESTMENTS IN NONCELLULAR ENTITIES -- Investments in noncellular entities consist of the Company's investments in International Wireless Communications, Inc. (IWC), Inter(Bullet)Act Systems, Inc. (Inter(Bullet)Act) and Geotek Communications, Inc. (Geotek). The investments in IWC and Inter(Bullet)Act are recorded using the equity method. The investment in Geotek is considered to be "available for sale" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the Company's investment in marketable equity securities of Geotek is recorded at its fair value and the investment in other securities of Geotek is recorded at cost.
                                      F-6

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 2 -- SIGNIFICANT ACCOUNTING AND REPORTING POLICIES -- Continued
PROPERTY AND EQUIPMENT
     Property and equipment are recorded at cost. Depreciation is calculated on a straight-line basis for financial reporting purposes over the following estimated useful lives:

Buildings..............................................................................          20 years
Cellular telephones held for rental....................................................           3 years
Cellular telephone systems.............................................................        7-20 years
Office furniture and equipment.........................................................        3-10 years

     Effective January 1, 1994, the Company changed the depreciable lives of certain of its property and equipment to more closely approximate its historical experience and the useful lives of these assets. These life changes affected assets representing approximately 30% of the cost of the Company's depreciable assets. This change reduced depreciation expense and net loss for 1994 by approximately $4.5 million.
     At December 31, 1995 and 1994, construction in progress was composed primarily of the cost of uncompleted additions to the Company's cellular telephone systems in majority owned cellular markets. The Company capitalized interest costs of $1.3 million, $684,000 and $188,000 in 1995, 1994 and 1993, respectively, as part of the cost of cellular telephone systems.
     Maintenance, repairs and minor renewals are charged to operations as incurred. Gains or losses at the time of disposition of property and equipment are reflected in the statements of operations currently.
     Cellular telephones are rented to certain customers generally with a contract for a minimum stipulated length of service. Such customers have the option to purchase the cellular telephone at any time during the term of the agreement.
OTHER ASSETS
     Other assets include deferred financing costs which are being amortized over the period of the related agreements. Amortization of $1.3 million, $1.3 million and $1.0 million has been included in interest expense in the accompanying December 31, 1995, 1994 and 1993 Statements of Operations, respectively. In addition, payments related to agreements not to compete in certain cellular markets are being amortized over the period of the related agreements. Amortization expense relating to these agreements of $40,000, $160,000 and $1.3 million has been included in the accompanying December 31, 1995, 1994 and 1993 Statements of Operations, respectively. Other assets also include $6.9 million allocated to the acquired customer bases in connection with the acquisitions of the Union, PA (PA-8) RSA in January 1995, and the Binghamton, NY and Elmira, NY MSAs in December 1994. The customer bases are being amortized over a four-year period and accordingly amortization of $1.7 million has been included in the accompanying December 31, 1995 Statement of Operations.
REVENUE RECOGNITION
     Service revenue is recognized at the time cellular services are provided and service fees related to prebilled services are not recognized until earned. Cellular telephone equipment revenues consist primarily of sales of cellular telephones to subscribers and are recognized at the time equipment is delivered to the subscriber.
NET LOSS PER SHARE
     Net loss per share is computed based upon the weighted average number of common shares outstanding during the year. Stock options have not been included in the calculation of net loss per share as their effect would be antidilutive.
                                      F-7

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 2 -- SIGNIFICANT ACCOUNTING AND REPORTING POLICIES -- Continued
STATEMENTS OF CASH FLOWS
     Additional required disclosures of noncash investing and financing activities for the years ended December 31, 1995, 1994 and 1993 are as follows:
     The Company acquired ownership interests in certain cellular entities and other investments for cash and noncash consideration, as follows (in thousands):

                                                                                 1995        1994       1993
Fair value of investments acquired..........................................   $ 78,297    $105,296    $35,266
Fair value of noncash consideration given up:
  Cellular licenses and interests...........................................      7,366         882      6,938
  Issuance of common stock..................................................         --      47,551      9,680
  Stock received for management consulting services.........................      2,436       2,496         --
                                                                                  9,802      50,929     16,618
Net cash paid...............................................................     68,495      54,367     18,648
Proceeds from dispositions of cellular interests............................      1,413         446      1,204
Cash acquisitions of investments............................................   $ 69,908    $ 54,813    $19,852

     The Company acquired property and equipment for cash and noncash consideration, as follows:

Cash........................................................................   $136,149    $ 51,017    $21,009
Increase (decrease) in accounts payable.....................................     (6,255)     11,615         --
                                                                               $129,894    $ 62,632    $21,009

RECLASSIFICATION
     Certain amounts in the 1993 financial statements have been reclassified to conform to the 1995 and 1994 presentation. Beginning in 1994, the Company reclassified certain direct pass through items previously recognized as service revenue in its Statements of Operations to cost of service expenses to conform with industry practice. These reclassified items relate to charges associated with the Company's subscribers roaming into adjacent cellular markets. The reclassification has had no effect on the Company's net loss or net loss per share.
NOTE 3 -- INVESTMENTS
     Investments consist of the following as of December 31, 1995 and 1994 (in thousands):

                                                                                             1995        1994
Investments in cellular entities:
  Consolidated cellular entities:
     License costs......................................................................   $273,111    $223,051
     Accumulated amortization...........................................................    (29,546)    (23,119)
                                                                                            243,565     199,932
  Cellular entities carried on the equity method........................................     10,370      10,087
  Cellular entities carried on the cost method..........................................     13,853      16,885
                                                                                            267,788     226,904
Investments in noncellular entities.....................................................     38,972      30,299
                                                                                           $306,760    $257,203

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 3 -- INVESTMENTS -- Continued
INVESTMENTS IN CELLULAR ENTITIES
     The Company continues to expand its ownership of cellular markets through strategic acquisitions. The Company's significant activity relating to its cellular investments is as follows:
CONSOLIDATED CELLULAR ENTITIES
     The Company completed the acquisition of the PA-12 RSA in August 1993 for a purchase price of $9.7 million which consisted of cash and the issuance of 464,064 shares of the Company's Class A common stock. In October 1993, the Company completed the acquisition, valued at approximately $23.0 million, of additional ownership interests in four majority owned markets in the Mid-Atlantic Supersystem in exchange for ownership interests in certain minority owned cellular markets outside its regional metro-clusters and $18.2 million in cash.
     In April 1994, the Company completed the acquisition of the Altoona, PA MSA and the Chambersburg, PA (PA-10) RSA, which are contiguous to its Mid-Atlantic SuperSystem in exchange for $4.4 million in cash, the exchange of Hagerstown, MD cellular market and the Company's minority ownership interest in one cellular market.
     The Company purchased in October 1994, for $6.9 million in cash and $3.3 million in the Company's Class A common stock, the Washington, ME (ME-4) RSA and three of the four counties of the Mason, WV (WV-1) RSA. The Maine RSA is approximately 40 miles north of the Portland, ME MSA, which is already operated by the Company. The West Virginia RSA is contiguous to the Company's Charleston, WV MSA.
     On December 14, 1994, the Company purchased the Binghamton, NY MSA and the Elmira, NY MSA for a purchase price consisting of 1,766,674 shares of the Company's Class A common stock and $6.1 million in cash. These markets are contiguous to the Company's Mid-Atlantic SuperSystem.
     Pro forma consolidated results of operations, as if the acquisitions of the Altoona, PA MSA, the ME-4 RSA, the WV-1 RSA, the Binghamton, NY MSA, and the Elmira, NY MSA, had occurred January 1, 1993, are as follows (in thousands, except per share data):

                                                                                               YEARS ENDED
                                                                                               DECEMBER 31,
                                                                                             1994        1993
Revenue.................................................................................   $176,277    $116,180
Net loss before extraordinary item......................................................    (15,159)    (17,844)
Net loss................................................................................    (23,561)    (21,559)
Net loss per share before extraordinary item............................................      (0.37)      (0.45)
Net loss per share......................................................................      (0.58)      (0.54)

     In January 1995, the Company purchased the Union, PA (PA-8) RSA for a cash price of $51.3 million. The PA-8 RSA lies in the center of the Company's Mid-Atlantic SuperSystem and is an operational cellular system. Pro forma consolidated results of operations, as if the acquisition of the Union, PA RSA had occurred January 1, 1994, are as follows (in thousands, except per share data):

                                                                                               YEARS ENDED
                                                                                               DECEMBER 31,
                                                                                             1995        1994
Revenue.................................................................................   $236,578    $173,735
Net loss before extraordinary item......................................................     (7,254)    (18,155)
Net loss................................................................................     (7,254)    (26,557)
Net loss per share before extraordinary item............................................      (0.18)      (0.47)
Net loss per share......................................................................      (0.18)      (0.69)

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 3 -- INVESTMENTS -- Continued
     In December 1995, the Company completed the acquisition of the remaining 13.24% ownership interests in the Harrisburg, PA MSA in exchange for ownership interests in cellular markets outside its regional metro-clusters and $2.9 million in cash.
CELLULAR ENTITIES ON THE EQUITY METHOD
     The Company holds an investment in a joint venture, owned 50% by the Company, created to acquire, own and operate various cellular markets located primarily in eastern North Carolina. The underlying net assets of the joint venture consist principally of its investment in the FCC licenses in the Wilmington, NC and Jacksonville, NC MSA cellular markets.
CELLULAR ENTITIES ON THE COST METHOD
     The investment balance of approximately $13.9 million at December 31, 1995 represents the Company's investment in approximately 40 cellular markets with ownership interests ranging from 0.3% to 18.3%. The Company holds these ownership interests for investment purposes.
NONCELLULAR INVESTMENTS
GEOTEK COMMUNICATIONS, INC.
     In February 1994, the Company purchased for $30 million from Geotek 2.5 million shares of Geotek common stock and options to invest up to $167 million for an aggregate of 10 million additional shares. Geotek is a telecommunications company that is developing a wireless communications network in certain metropolitan markets in the United States based on its FHMA(TM) digital technology. The original agreement was amended in May 1995 to reduce the amount of options available for exercise and to lengthen substantially the time during which the Company may exercise its remaining options. In addition, pursuant to the May 1995 agreement, the Company agreed to purchase for $5 million in cash 531,463 shares of convertible preferred stock of Geotek. Dividends on the preferred shares are payable quarterly at a rate of 7 1/2% per annum, in cash or preferred shares. The shares are convertible into common shares of Geotek at a conversion price of $9.408 per share subject to certain adjustments. Geotek's common stock is traded on the Nasdaq National Market System.
     As amended by the May 1995 agreement, the options held by the Company at December 31, 1995 are in three series as follows: (i) Series A options exercisable for 1,000,000 shares at $15 per share, (ii) Series B options exercisable for 1,714,200 shares at $16 per share and (iii) Series C options exercisable for 2,571,400 shares at $17 per share. All options are exercisable immediately and expire at various dates over the next several years. The Company has also entered into a five-year management consulting agreement to provide operational and marketing support to Geotek in exchange for 300,000 shares of Geotek common stock per year. However, should any portion of the Series A, B or C options expire without exercise, the management consulting agreement terminates. Also, the Company's management consulting agreement with Geotek, as amended, provides that, if the Series C options are exercised prior to the fourth anniversary date of the management consulting agreement, the 300,000 shares issuable on the fifth anniversary date would be issuable on the fourth anniversary date. Under the management agreement, the Company earned and recorded as revenue approximately 300,000 shares with an aggregate value of $2.4 million in 1995 and approximately 250,000 shares with an aggregate value of $2.5 million in 1994. The Company currently owns less than 10% of Geotek's outstanding common stock and, in the event the options were exercised would continue to own less than 10% of such stock.
     Under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's investment in Geotek common stock is classified as "available for sale". As such, the investment is recorded at its market value, and a net unrealized holding loss of $16.4 million has been recorded as a separate component of shareholders' equity. The Company's investment in Geotek preferred stock is recorded at cost.
                                      F-10

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 3 -- INVESTMENTS -- Continued
INTERNATIONAL WIRELESS COMMUNICATIONS, INC.
     During 1995, the Company invested $6.5 million and merged its 100% owned subsidiary, Vanguard International Telecommunications, Inc., into IWC in exchange for additional ownership interests. Through these transactions, the Company increased its ownership interest in IWC from approximately 20% to approximately 35%. As of December 31, 1995, the Company has invested an aggregate of approximately $13.5 million. IWC is a development stage company specializing in securing, building and operating wireless businesses generally other than cellular telephone systems primarily in Latin America and Southeast Asia. The Company's investment is recorded in the accompanying consolidated financial statements using the equity method of accounting.
INTER(BULLET)ACT SYSTEMS, INC.
     During 1995, the Company invested approximately $3.8 million in Inter(Bullet)Act for ownership of approximately 10%. Additionally, the Company has committed to invest an additional $6.2 million in Inter(Bullet)Act, subject to Inter(Bullet)Act's ability to raise funds from additional outside investors. Inter(Bullet)Act is a development stage company that provides targeted product promotions to retail customers at the point of entry of a retail outlet, primarily supermarkets, through a computer-equipped kiosk. The Company's investment is recorded using the equity method in the accompanying financial statements due to the fact that an additional 19% ownership interest of Inter(Bullet)Act is held by certain officers and directors of the Company, as well as entities affiliated with certain directors of the Company.
FINANCIAL INFORMATION OF EQUITY METHOD INVESTEES
     Combined financial position and operating results measures of the Company's equity method investees, Eastern North Carolina Cellular Joint Venture, IWC and Inter(Bullet)Act, for the last three years are as follows (in thousands):

                                                                                  1995       1994       1993
Current assets................................................................   $29,069    $14,367    $   807
Non-current assets............................................................   121,369     52,530     46,203
Current liabilities...........................................................    15,063      6,462      2,190
Non-current liabilities.......................................................     2,561        353        339
Revenues......................................................................    14,080      9,386      5,519
Gross profit..................................................................    10,372      7,265      4,389
Loss from operations..........................................................    (6,276)    (2,773)      (812)
Net loss......................................................................   $(9,994)   $(3,327)   $  (966)

     Information for each investee is presented only for the years in which the Company maintained an investment.
NOTE 4 -- LONG-TERM DEBT
     Long-term debt consisted of the following as of December 31, 1995 and 1994 (in thousands):

                                                                                             1995        1994
Borrowings under the 1994 Credit Facility:
  Term loan.............................................................................   $325,000    $325,000
  Revolving loan........................................................................    197,000      23,500
Other long-term debt....................................................................        143         149
                                                                                           $522,143    $348,649

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 4 -- LONG-TERM DEBT -- Continued
     The future maturities of the principal amount outstanding at December 31,1995 were as follows (in thousands):

1996.....................................................................................   $     --
1997.....................................................................................         --
1998.....................................................................................     39,293
1999.....................................................................................     65,250
2000.....................................................................................     78,300
Thereafter...............................................................................    339,300
                                                                                            $522,143

1994 CREDIT FACILITY
     On December 23, 1994, the Company completed the closing of a $675 million credit facility, pursuant to an Amended and Restated Loan Agreement (the "1994 Credit Facility"), with various lenders led by The Toronto-Dominion Bank and The Bank of New York.
     The 1994 Credit Facility is available to provide the Company with additional financial and operating flexibility and enable it to pursue business opportunities that may arise in the future. The 1994 Credit Facility refinanced the Company's then existing $390 million credit facility (the "1993 Loan Agreement"). The 1993 Loan Agreement closed in April 1993 and refinanced the Company's previously existing credit facility. In connection with the refinancings, the Company recorded extraordinary losses of $8.4 million ($0.22 per share) in 1994 and $3.7 million ($0.10 per share) in 1993, which represented the write-offs of all unamortized deferred financing costs related to the refinanced facilities.
     The 1994 Credit Facility consists of a "Term Loan" and a "Revolving Loan." The Term Loan, in the amount of $325 million, was used to repay the Company's borrowings under the 1993 Loan Agreement. The Revolving Loan, in the amount of up to $350 million, is available for capital expenditures, to make acquisitions of and investments in cellular and other wireless communication interests, and for other general corporate purposes. As of December 31, 1995, the terms of these agreements limit available borrowing during the first quarter of 1996 to $140 million.
     The outstanding amount of the Term Loan as of March 30, 1998 is to be repaid in increasing quarterly installments commencing on March 31, 1998 and terminating at the maturity date of December 31, 2003. The quarterly installment payments begin at 1.875% of the outstanding principal amount at March 30, 1998 and gradually increase to 5.625% at March 31, 2003. The available borrowings under the Revolving Loan shall be reduced on a quarterly basis also commencing on March 31, 1998 and terminating on December 31, 2003. The quarterly reduction begins at 1.875% of the Revolving Loan commitment at March 30, 1998 and gradually increases to 5.625% on March 31, 2003. The outstanding borrowings under the Term Loan are due and the Revolving Loan commitment is reduced quarterly as follows:

                                                                                      PERCENTAGE OF
                                                                                    OUTSTANDING LOANS
1996.............................................................................            --%
1997.............................................................................            --
1998.............................................................................           7.5
1999.............................................................................          12.5
2000.............................................................................          15.0
2001.............................................................................          20.0
2002.............................................................................          22.5
2003.............................................................................          22.5
                                                                                          100.0%

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 4 -- LONG-TERM DEBT -- Continued
     The Term Loan and the Revolving Loan bear interest at a rate equal to the Company's choice of the Prime Rate or Eurodollar Rate plus an applicable margin based upon a leverage ratio for the most recent fiscal quarter. The ranges for this applicable margin are 0.0% to 1.375% for the Prime Rate and 1.125% to 2.625% for the Eurodollar Rate. As of December 31, 1995 the leverage ratio, which is computed as the ratio of Total Debt (as defined) to Adjusted Cash Flow (as defined), was at such a level as to cause the applicable margins on the borrowings to be 0.375% and 1.625% per annum for the Prime Rate and Eurodollar Rate, respectively. At December 31, 1995, the Company's effective interest rate on its outstanding borrowings was 7.5%.
     As security for borrowings under the 1994 Credit Facility, the Company has pledged substantially all of its tangible and intangible assets and future cash flows. Among other restrictions, the credit facility restricts the payment of cash dividends, limits the use of borrowings, limits the creation of additional long-term indebtedness and requires the maintenance of certain financial ratios. The requirements of the 1994 Credit Facility were established in relation to the Company's projected capital needs and projected results of operations and cash flow. These requirements generally were designed to require continued improvement in the Company's operating performance such that its cash flow would be sufficient to continue servicing the debt as repayments are required. The Company is in compliance with all loan covenants.
PROPOSED DEBENTURE FINANCING
     The Company is pursuing the issuance of approximately $200 million of debentures that will be structurally subordinated to the 1994 Credit Facility. The proposed debentures will mature in 2006 and will be redeemable at the Company's option, in whole or in part, five years after the date of issuance. The net proceeds will be used to reduce borrowings outstanding under the revolving loan portion of the 1994 Credit Facility. The issuance of these debentures will require amendment of the 1994 Credit Facility.
INTEREST RATE PROTECTION AGREEMENTS
     The Company maintains interest rate swaps and interest rate caps which provide protection against interest rate risk. At year-end the Company had interest rate cap agreements in place covering a notional amount of $150 million. The interest rate cap agreements provide protection to the extent that LIBOR exceeds the strike level through the expiration date as follows (in thousands):

  STRIKE LEVEL       NOTIONAL AMOUNT     EXPIRATION DATE
      9.0%              $  50,000          December 1996
      9.0%                 50,000          December 1997
   9.63%-9.75%             50,000          December 1997
                        $ 150,000

     The total cost of these interest rate cap agreements of $597,000 has been recorded in other assets in the consolidated balance sheets and is being amortized over the lives of the agreements as a component of interest expense.
     Additionally, the Company maintains interest rate swap agreements that fix the LIBOR interest rate at 6.1% on a notional amount of $100 million through May 1996 and 5.5% on a notional amount of $100 million through November 1996. Under these swap agreements, the Company benefits if LIBOR interest rates increase above the fixed rates and incurs additional interest expense if rates remain below the fixed rates. Any amounts received or paid under these agreements are reflected as interest expense over the period covered.
     The effect of interest rate protection agreements on the operating results of the Company was to increase interest expense by $82,000, $95,000 and $884,000 in 1995, 1994 and 1993, respectively. The Company does not hold or issue financial instruments for trading purposes.
                                      F-13

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 5 -- COMMITMENTS AND CONTINGENCIES
OPERATING LEASES
     The Company leases office space, furniture, equipment, vehicles and land under noncancelable operating leases expiring through 2019. As of December 31, 1995, the future minimum rental payments under these lease agreements having an initial or remaining term in excess of one year were as follows (in thousands):

1996......................................................................................   $ 7,149
1997......................................................................................     6,585
1998......................................................................................     5,169
1999......................................................................................     4,671
2000......................................................................................     4,304
Thereafter................................................................................    54,901
                                                                                             $82,779

     Rent expense under operating leases was $6.6 million, $4.2 million and $3.5 million for the years ended December 31, 1995, 1994 and 1993, respectively. CONSTRUCTION AND CAPITAL COMMITMENTS
     Capital expenditures for 1996 are estimated to be approximately $127 million for the Company, and are expected to be funded primarily with internally generated funds.
NOTE 6 -- INCOME TAXES
     Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities.
     The components of net deferred taxes as of December 31, 1995 and 1994 were as follows (in thousands):

                                                                                             1995        1994
Deferred tax assets:
  Net operating loss carryforwards......................................................   $126,684    $119,073
  Property and equipment................................................................     13,157       7,052
  Other liabilities and reserves........................................................        811       1,854
  Valuation allowance...................................................................    (81,388)    (61,432)
  Total deferred tax assets.............................................................     59,264      66,547
Deferred tax liabilities -- Investments and other intangible assets.....................    (59,264)    (66,547)
Net deferred taxes......................................................................   $     --    $     --

     The valuation allowance of $61.4 million as of December 31, 1994 was provided because, in the Company's assessment, it was uncertain whether the net deferred tax assets would be realized. In addition, because of its continuing assessment that it is uncertain whether the net deferred tax assets will be realized, the Company increased the valuation allowance during 1995 by $20.0 million to offset the 1995 net deferred tax benefit.
     For Federal income tax reporting purposes, the Company had net operating loss carryforwards of approximately $335 million at December 31, 1995. These losses may be used to reduce future taxable income, if any, and expire through 2010. These carryforwards may be subject to annual limitation in the future in accordance with the Tax Reform Act of 1986. The primary differences between the accumulated deficit for financial reporting purposes and the income tax loss carryforwards relate to the differences in the treatment of certain deferred cellular license acquisition costs, certain gains on dispositions of cellular interests, partnership losses, depreciation methods, estimated useful lives and compensation earned under the stock compensation plan.
                                      F-14

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 6 -- INCOME TAXES -- Continued
     Of the total net operating loss carryforwards, approximately $91 million relates to additional deductions arising from restricted stock bonuses, stock options and stock purchase warrants. In addition, the Company has a net unrealized holding loss on the investment in Geotek of $16.4 million. To the extent the tax benefit of these amounts is realized in future years, the benefit will be recorded as a direct addition to shareholders' equity.
NOTE 7 -- CAPITAL STOCK
COMMON STOCK
     In July 1994, the Board of Directors declared a 3 for 2 stock split of the Company's Class A common stock which was effected in the form of a dividend paid to shareholders on August 24, 1994 with cash paid for resultant fractional shares. The effect of the split has been retroactively applied to all Class A common stock and per share amounts disclosed in the accompanying financial statements and footnotes.
     Effective May 10, 1995, the number of shares of Class A Common Stock authorized to be issued was increased from 60 million to 250 million. ACQUISITION OF CELLULAR INTERESTS
     The Company has registered 4,500,000 shares of its Class A common stock and 3,000,000 shares of its Class B common stock. The shares may be offered in connection with the acquisition of entities which have received or may receive an authorization or license from the FCC to provide cellular service. Through December 31, 1995, 2,707,957 of these registered shares of Class A common stock have been issued in conjunction with the acquisition of cellular markets.
STOCK COMPENSATION PLANS
     During 1994, the Board adopted the 1994 Long-Term Incentive Plan (the 1994
Plan). Under the provisions of the 1994 Plan, the Company may grant up to 3,000,000 shares of the Company's Class A common stock to officers, directors and key employees in the form of nonqualified stock options, incentive stock options, stock appreciation rights, unrestricted stock, restricted stock and performance shares. All stock options must require exercise prices of not less than the fair market value of the Company's Class A common stock on the date of the grant, except that certain incentive stock options must require exercise prices of not less than 110% of fair market value of the Company's Class A common stock on the date of the grant. Options granted under the 1994 Plan may not have a term greater than ten years from the date of grant and are not transferable except upon death. As of December 31, 1995, 1,347,500 shares were available for future grants.
     Upon adoption of the 1994 Plan, the Company's previously adopted stock option and stock compensation plans were terminated. Options granted and outstanding under these previous plans are still exercisable, but no further grants may be made under these plans.
RESTRICTED STOCK BONUSES
     During 1987, the Board granted restricted stock bonuses for a total of 3,469,554 shares of Class A common stock (i) to three key officers for 1,077,768 shares each and (ii) to a director and a key employee for an aggregate of 236,250 shares. In the event of a change in control of the Company prior to December 31, 1998, the participants will be reimbursed for certain individual income tax payments, as defined, on the shares vesting after February 1991. As of December 31, 1995, all of the shares have vested.
                                      F-15

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 7 -- CAPITAL STOCK -- Continued
STOCK OPTIONS
     Under the terms of the Company's previous and current stock compensation plans, the Board has granted incentive stock options and nonqualified stock options requiring exercise prices approximating the fair market value of the Company's Class A common stock on the date of the grant.
     Stock option activity under the plans was as follows:

                                                                           NUMBER OF SHARES     EXERCISE PRICE
                                                                             UNDER OPTION         PER SHARE
Balance, January 1, 1993................................................       1,920,230       $ 2.22 to $24.00
Granted.................................................................       1,043,550       $15.17 to $15.75
Exercised...............................................................         (90,150)      $ 2.22 to $13.92
Forfeited...............................................................         (11,205)      $13.92 to $17.17
Balance, December 31, 1993..............................................       2,862,425       $ 2.22 to $24.00
Granted.................................................................       1,140,743       $19.25 to $21.50
Exercised...............................................................        (210,719)      $ 2.22 to $17.17
Forfeited...............................................................         (15,332)      $13.92 to $15.58
Balance, December 31, 1994..............................................       3,777,117       $ 2.22 to $24.00
Granted.................................................................         907,500       $24.75 to $25.13
Exercised...............................................................        (760,765)      $ 2.22 to $24.00
Forfeited...............................................................         (20,750)      $15.17 to $19.25
Balance, December 31, 1995..............................................       3,903,102       $ 2.22 to $25.13

     These options expire at various dates through 2005. Options for 1,469,380 shares had vested at December 31, 1995 and were exercisable at prices ranging from $2.22 to $25.13.
SHARES RESERVED FOR ISSUANCE
     At December 31, 1995, 5,250,602 shares of the Company's Class A common stock are reserved primarily for exercise and grant under the Company's stock compensation plans. In addition, 1,792,043 shares of Class A common stock and 3,000,000 shares of Class B common stock are reserved for issuance in conjunction with the acquisition of cellular interests discussed above.
NOTE 8 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES
     Accounts payable and accrued expenses were composed of the following at December 31, 1995 and 1994 (in thousands):

                                                                                              1995       1994
Accounts payable..........................................................................   $23,979    $25,030
Accrued expenses:
  Interest................................................................................     4,631        129
  Payroll and commissions.................................................................     9,504      5,865
  Other...................................................................................     5,033      9,665
                                                                                             $43,147    $40,689

NOTE 9 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate that value:
                                      F-16

                VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 9 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS -- Continued CELLULAR ENTITIES CARRIED ON THE COST METHOD -- The fair value of these instruments is estimated based upon recent transactions from this portfolio.
     INVESTMENT IN GEOTEK -- The fair value of publicly-traded securities is based upon quoted market price. The fair value of the remaining securities approximates the carrying value.
     INTEREST RATE PROTECTION AGREEMENTS -- The fair value of interest rate cap and swap agreements is based on quoted market prices as if the agreements were entered into on the measurement date.
     LONG-TERM DEBT -- The fair value of the long-term debt of the Company approximates the carrying value.
     The estimated fair values of the Company's financial assets (liabilities) are summarized as follows (in thousands):

                                                                    DECEMBER 31, 1995         DECEMBER 31, 1994
                                                                  CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                                   AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
Cellular entities carried on the cost method...................   $ 13,853     $  24,300    $ 16,885     $  27,100
Investment in Geotek...........................................     24,253        24,253      23,719        23,719
Interest rate protection agreements............................        380          (400)         80         1,800
Long-term debt.................................................   (522,143)     (522,143)   (348,649)     (348,649)

NOTE 10 -- QUARTERLY INFORMATION (UNAUDITED)

1995 QUARTERS                                                        FIRST     SECOND      THIRD     FOURTH      TOTAL
Revenue..........................................................   $49,817    $58,754    $62,704    $64,796    $236,071
Income from operations...........................................     1,963      7,928     13,805      8,162      31,858
Net income (loss)................................................    (7,157)    (1,327)     3,291     (1,820)     (7,013)
Net income (loss) per share......................................     (0.18)     (0.03)      0.08      (0.04)      (0.17)
1994 QUARTERS                                                        FIRST     SECOND      THIRD     FOURTH      TOTAL
Revenue..........................................................   $33,091    $40,755    $44,717    $49,438    $168,001
Income from operations...........................................     1,442      3,430      5,989      1,005      11,866
Net loss before extraordinary item...............................    (3,055)    (1,243)      (263)    (9,384)    (13,945)
Net loss (1).....................................................    (3,055)    (1,243)      (263)   (17,786)    (22,347)
Net loss per share before extraordinary item.....................     (0.08)     (0.03)     (0.01)     (0.24)      (0.36)
Net loss per share (1)...........................................     (0.08)     (0.03)     (0.01)     (0.46)      (0.58)

(1) The fourth quarter of 1994 includes an extraordinary item of $8,402 ($0.22 per share) relating to the write-off of deferred financing costs associated with the Company's 1993 Loan Agreement that was refinanced in December 1994.
                                      F-17

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO VANGUARD CELLULAR SYSTEMS, INC.:
     We have audited the accompanying consolidated balance sheets of Vanguard Cellular Systems, Inc. (a North Carolina corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Cellular Systems, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
                                         ARTHUR ANDERSEN LLP
Greensboro, North Carolina,
March 1, 1996.
                                      F-18

PROSPECTUS

                    (Vanguard Logo appears here)

               SENIOR DEBENTURES, SENIOR SUBORDINATED DEBENTURES,
        SUBORDINATED DEBENTURES, PREFERRED STOCK, CLASS A COMMON STOCK,
                       CLASS B COMMON STOCK AND WARRANTS

     Vanguard Cellular Systems, Inc. (the "Company") may offer and issue from time to time (i) its senior debentures ("Senior Debentures"), senior subordinated debentures ("Senior Subordinated Debentures"), and subordinated debentures ("Subordinated Debentures") (collectively, the "Debentures"), (ii) shares of its Preferred Stock, $.01 par value per share, which may be represented by depositary shares as described herein (the "Preferred Stock"),
(iii) shares of its Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), (iv) shares of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock") or (v) Warrants to purchase Debentures, Preferred Stock, Class A Common Stock or Class B Common Stock or other securities or rights (the "Warrants"), all for an aggregate initial offering price not to exceed $250,000,000 (or the equivalent thereof denominated in one or more foreign currencies or foreign currency units). The Debentures, Preferred Stock, Class A Common Stock, Class B Common Stock and Warrants are herein collectively referred to as the "Securities." The Securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Any Securities may be offered with other Securities or separately. Securities may be sold for U.S. dollars, foreign currency or currency units; amounts payable with respect to any Securities may likewise be payable in U.S. dollars, foreign currency or currency units -- in each case, as the Company designates. Debentures and Preferred Stock may be convertible and/or exchangeable for Securities or other securities or rights.
     Certain terms of any Debentures in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, where applicable, the specific designation (including whether senior, senior subordinated or subordinated and whether convertible and/or exchangeable), aggregate principal amount, purchase price, maturity, interest rate and time of payment of interest (if any), terms (if any) for the redemption, conversion or exchange thereof, listing (if any) on a securities exchange and any other specific terms of the Debentures. The Prospectus Supplement will include a description of any debt covenants or provisions with respect to the Debentures that afford a holder of Debentures protection in the event of a highly leveraged transaction. Certain terms of any Preferred Stock in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including the specific designation, number of shares, purchase price and the rights, preferences and privileges thereof and any qualifications or restrictions thereon (including dividends, liquidation value, voting rights, terms for the redemption, conversion or exchange thereof and any other specific terms of the Preferred Stock), listing (if any) on a securities exchange, and whether the Company has elected to offer the Preferred Stock in the form of depositary shares. Certain terms of any Warrants in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including the specific designation, the number, purchase price and terms thereof, any listing of the Warrants or the underlying Securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the securities for which such Warrants may be exercised.
     SEE "RISK FACTORS" BEGINNING ON PAGE 4 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
     The Debentures will represent unsecured general obligations of the Company, unless otherwise provided in the Prospectus Supplement. The Senior Debentures will be senior to all subordinated indebtedness of the Company, and pari passu with other unsecured, unsubordinated indebtedness of the Company. The Senior Subordinated Debentures will be subordinate in right of payment to the Senior Debentures and the certain other debt obligations of the Company and senior to the Subordinated Debentures. The Subordinated Debentures will be subordinate in right of payment to the Senior Debentures, the Senior Subordinated Debentures and to certain other debt obligations of the Company. See "Description of Debentures." ALTHOUGH THE SENIOR DEBENTURES AND THE SENIOR SUBORDINATED DEBENTURES ARE ENTITLED "SENIOR," THE COMPANY HAS NOT ISSUED AND DOES NOT HAVE ANY CURRENT FIRM ARRANGEMENTS TO ISSUE ANY SIGNIFICANT INDEBTEDNESS TO WHICH ANY DEBENTURES WOULD NOT BE EFFECTIVELY SUBORDINATED. SEE "RISK FACTORS -- HOLDING COMPANY STRUCTURE." AS OF JUNE 30, 1995, THE COMPANY AND ITS SUBSIDIARIES HAD APPROXIMATELY $499.7 MILLION OF INDEBTEDNESS AND OTHER LIABILITIES TO WHICH THE DEBENTURES WOULD BE EFFECTIVELY SUBORDINATED AND THE INDENTURES GOVERNING THESE DEBENTURES DO NOT LIMIT THE ADDITIONAL INCURRENCE OF SUCH INDEBTEDNESS AND OTHER LIABILITIES.
     The Securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time. Certain terms of the offering and sale of the Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares or Warrants to be purchased, the purchase price of the Securities and the proceeds to the Company from such sale, and any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents, will also be set forth in the accompanying Prospectus Supplement.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
         STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR
           ADEQUACY OF THIS PROSPECTUS, ANY       REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE

                 THE DATE OF THIS PROSPECTUS IS OCTOBER 4, 1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS, IF ANY, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents have been previously filed by the Company with the Securities and Exchange Commission (the "Commission") and are hereby incorporated by reference in this Prospectus as of their respective dates: (a) Annual Report on Form 10-K for the year ended December 31, 1994, as amended by a Form 10-K/A dated September 22, 1995, (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, (c) Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, (d) Current Report on Form 8-K filed on January 9, 1995,
(e) Current Report on Form 8-K filed on February 13, 1995 and (f) description of the Company's Class A Common Stock contained in a Registration Statement of the Company on Form 8-A dated February 29, 1988, as amended by a Form 8-A/A dated July 25, 1995.
     Additionally, all reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Assistant Treasurer, Vanguard Cellular Systems, Inc., 2002 Pisgah Church Road, Suite 300, Greensboro, NC 27455. Telephone requests may be directed to (910) 282-3690.

                             AVAILABLE INFORMATION
     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048, and copies of such materials can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates.
     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH ANY OFFERING OF SECURITIES DESCRIBED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              CERTAIN DEFINITIONS
     As used in this Prospectus, "pops" means the Donnelly Marketing Service estimate of the 1994 population of a Metropolitan Statistical Area ("MSA") or Rural Service Area ("RSA") multiplied by a percentage ownership interest in an entity licensed or designated to receive a license by the Federal Communications Commission (the "FCC") to construct or operate a cellular telephone system in that MSA or RSA. An MSA or RSA is referred to herein as a "market." The number of pops should not be confused with the current number of users of cellular service and is not necessarily indicative of the number of users of cellular services in the future. "Nonwireline" refers to a company that is not owned by or primarily affiliated with a landline telephone company. A nonwireline license is one of two licenses granted in each cellular market area. "Control markets" refer to all markets in which the Company's current ownership interest is in excess of 50.0% as well as the Wilmington and Jacksonville, North Carolina markets which are jointly controlled by the Company and a subsidiary of GTE Corporation. "Operating Cash Flow" or "EBITDA" refers to the Company's income
(loss) from operations before depreciation and amortization. Operating Cash Flow has been used by the Company, in conjunction with external financing, to satisfy debt service obligations and to fund capital expenditures and other operational needs. In addition, certain covenants in the long-term credit facility are based upon calculations using Operating Cash Flow. Operating Cash Flow does not represent and should not be considered as an alternative to net income or operating income as determined by generally accepted accounting principles.

                                  THE COMPANY

     The Company owns and operates nonwireline cellular telephone systems in the Eastern United States and is one of the largest independent operators of cellular telephone systems in the United States based on aggregate pops and number of subscribers. As of June 30, 1995, the Company has 28 control markets with 7.5 million aggregate pops and 314,000 subscribers. The Company's control cellular markets are grouped into five operating metro-clusters consisting of the Mid-Atlantic Supersystem and the Florida, Carolinas, New England and West Virginia metro-clusters. The Mid-Atlantic Supersystem, together with the New England metro-cluster, represent 75% of the Company's pops as of June 30, 1995 and are contiguous to four of the nation's seven largest MSAs -- New York, Philadelphia, Baltimore/Washington and Boston.

     The Company was founded as a Delaware corporation in July 1984 and reincorporated under North Carolina law in February 1987. As used in this Prospectus, the term "Company" refers to Vanguard Cellular Systems, Inc. and its subsidiaries, as well as the partnerships or corporations holding cellular licenses for markets not 100% owned by the Company or its subsidiaries, to the extent of their interests therein. The location and mailing address of the principal executive offices of the Company is 2002 Pisgah Church Road, Suite 300, Greensboro, North Carolina 27455, telephone (910) 282-3690.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in the Prospectus Supplement, the net proceeds from the sale of the Securities offered hereby will be used for capital expenditures, acquisitions, working capital and general corporate purposes. Pending such application of the proceeds, the Company will temporarily reduce bank debt or invest the proceeds of this offering in certificates of deposit, United States government securities or certain other interest-bearing securities.

                                  RISK FACTORS

     Before purchasing any Securities offered hereby a prospective investor should consider, among other things, the following factors:

     NET LOSSES. The Company's activities have concentrated on the investment in and development of its cellular systems to improve service and expand geographic coverage. As a result, in each year of its operations the Company has incurred a net loss and, as of June 30, 1995, the Company had an accumulated deficit of $195.1 million. See the documents listed under "Incorporation of Certain Documents by Reference." There can be no assurance that the Company will become and/or remain profitable in the future.

     EXISTING INDEBTEDNESS; ADDITIONAL FINANCING. The Company has relied primarily upon borrowings under its bank credit facilities to finance operations, capital expenditures, acquisitions and other cash requirements. Total outstanding borrowings under its existing loan agreement (the "Loan Agreement") were $459.0 million at June 30, 1995 and the Company expects to continue to borrow funds under this agreement. The Loan Agreement is secured by substantially all of the assets of the Company. The Loan Agreement provides for total borrowings of up to $675 million; however, under the financial covenants of the agreement, borrowing availability is dependent on continued improvement in the Company's operating performance. In addition, the Company is currently required to pay only interest under the Loan Agreement at rates which vary with specified indices, but beginning March 31, 1998, the Company will be required to begin repaying principal under the Loan Agreement with all amounts due by December 31, 2003. The Company's interest payments under the Loan Agreement have been $16.1 million, $15.1 million and $22.6 million in 1992, 1993 and 1994, respectively. The Loan Agreement consists of a "Term Loan" and a "Revolving Loan." The outstanding amount of the Term Loan as of March 31, 1998 is to be repaid in increasing quarterly installments commencing on March 31, 1998 and terminating at its maturity date of December 31, 2003. The quarterly installment payments begin at 1.875% of the outstanding principal amount at March 30, 1998 and gradually increase to 5.625% at March 31, 2003. The available borrowings under the Revolving Loan shall be reduced on a quarterly basis also commencing on March 31, 1998 and terminating on December 31, 2003. The quarterly reduction begins at 1.875% of the Revolving Loan commitment at March 30, 1998 and gradually increases to 5.525% on March 31, 2003.

     Although the Company has generated positive Operating Cash Flow or EBITDA (income (loss) from operations before depreciation and amortization) since 1991 and Operating Cash Flow has increased from $14.0 million in 1992 to $25.3 million in 1993 and $35.9 million in 1994, Operating Cash Flow has not been sufficient to meet the Company's working capital and other operational needs nor has it provided funds for capital expenditures, acquisitions or other cash requirements. Cash for these purposes has been generated through the Company's bank credit facilities and the proceeds of the sale of common stock. The Company's cash flow must continue to improve for it to meet the financial covenants of the Loan

Agreement and to service its debt and meet its other cash requirements without additional financing. There can be no assurance that such improvements will be achieved or, if not achieved, that additional financing will be available, or that any available financing will be on terms that are attractive to the Company. If cash flows do not continue to improve sufficiently or if such financing is not available to the Company, the Company may be materially limited in its ability to make acquisitions and capital expenditures to improve its operations or may fail to meet the financial covenants and debt service requirements of the Loan Agreement which would result in outstanding borrowings under the agreement becoming immediately due and payable.

     DEFICIENCY OF EARNINGS TO FIXED CHARGES. Fixed charges of the Company have exceeded its earnings before extraordinary item and fixed charges in each year of its operations. There can be no assurance that the Company's earnings before fixed charges will be sufficient to pay interest on any debt securities offered hereby. See "Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends." The financial covenants of the Company's Loan Agreement do not include any required minimum ratio of earnings to fixed charges. For a description of the financial covenants of the Loan Agreement, see the documents listed in "Documents Incorporated by Reference."

     HOLDING COMPANY STRUCTURE. The Debentures will be obligations exclusively of the Company. The Company's subsidiaries hold substantially all of the Company's assets and conduct substantially all of its operations. To that extent, the Company is effectively a holding company. The Company must rely on dividends, loan repayments and other intercompany cash flows from its subsidiaries to generate the funds necessary to meet the Company's debt service obligations. In addition, substantially all of the Company's subsidiaries have guaranteed the Company's Loan Agreement and such guarantees are secured by the assets of the respective subsidiaries. The Debentures will be effectively subordinated to all indebtedness and other liabilities and commitments of the subsidiaries, including trade payable and lease obligations and the guarantees of the Loan Agreement. Any right of the Company to receive assets of any such subsidiary upon the liquidation or reorganization of any such subsidiary (and the consequent right of the holders of Debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including the claims of the Company's creditors under the Loan Agreement guaranteed by the subsidiary), except to the extent the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subject to any security in the assets of such subsidiary and subordinate to any indebtedness of such subsidiary senior to that held by the Company. As of June 30, 1995, the Company and its subsidiaries had approximately $499.7 million of indebtedness and other liabilities, including approximately $459.0 million of indebtedness under the Loan Agreement, to which the Debentures may be effectively subordinated. The indentures governing the Debentures do not limit the incurrence of additional indebtedness and other liabilities to which the Debentures may be effectively subordinated. See "Description of Debentures."

     COMPETITION FROM WIRELINE TELEPHONE COMPANIES AND NEW TECHNOLOGIES. Although current policies of the FCC authorize only two licensees to operate cellular systems in each market, there is, and the Company expects there will continue to be, significant competition from the other licensee authorized to serve each cellular market in which the Company operates. Competition for subscribers between cellular licensees is based principally upon the services and enhancements offered, the technical quality of the cellular system, customer service, system coverage and capacity, and price. The Company competes with a wireline licensee in each of its cellular markets, some of which are larger and have access to more substantial capital resources than does the Company.

     As a result of regulatory and legislative initiatives, the Company's cellular operations are also expected to face increased competition from entities providing other communications technologies and services, including but not limited to personal communications services ("PCS"). Some of these technologies and services are currently operational and others are being developed or may be developed in the future. Accordingly, there can be no assurance that one or more of the technologies currently utilized by the Company in its business will not become obsolete at some time in the future.

     REGULATION. The licensing, construction, operation and sale of controlling interests in cellular systems are regulated by the FCC. In addition, certain aspects of cellular system operations, including but not limited to rates and the resale of cellular service, may be subject to public utility regulation in the state in which service is provided. Changes in the regulation of the Company's activities, such as increased price regulation or deregulation of interconnection arrangements or a decision by the FCC to permit more than two licensees in each cellular market, could adversely affect the Company's results of operations. In addition, all cellular licenses in the United States were granted for an initial 10-year term and are subject to renewal. The majority of the Company's cellular licenses expire within the next two years. While the Company believes that each of these licenses will be renewed based upon FCC rules establishing a presumption in favor of licensees that have complied with their regulatory obligations during the initial license period, there can be no assurance that all of the Company's licenses will be renewed.

     CHALLENGES OF GROWTH BY ACQUISITIONS. The Company will continue to pursue opportunities to acquire additional interests in cellular systems proximate to its existing metro-clusters as well as additional interests in licensees in which it currently owns less than a 100% interest. If the Company is successful in pursuing such acquisitions, the Company may require substantial additional financing to acquire and develop additional systems. There can be no assurance that the Company will be able to obtain such additional financing. Furthermore, in acquiring additional cellular systems, the Company will be subject to the risks that new systems will not perform as expected and that the returns from such systems will not support the indebtedness incurred to acquire, or the capital expenditures incurred to develop, such systems. Any additional borrowings to finance acquisitions or related capital expenditures will increase the Company's future debt service obligations and the amount of Operating Cash Flow necessary to fund these obligations. In addition, in seeking to acquire additional cellular systems or licenses in its primary markets, the Company competes with other communications companies, many of which are larger and have access to more substantial capital resources than does the Company. Competition among bidders for acquisition targets is based upon a variety of factors, including price, terms and conditions, size and access to capital, ability to offer cash, stock or other forms of consideration, and similar matters. Although the Company explores, on an ongoing basis, possible acquisitions of additional cellular systems and licenses, the Company currently has no such pending acquisition nor has it reached any agreement in principle regarding such an acquisition.

     OPTIONS TO MAKE ADDITIONAL INVESTMENT IN GEOTEK. As of June 30, 1995, the Company had purchased 2,500,000 shares of Common Stock of Goetek Communications, Inc. ("Geotek"), for a purchase price of $30 million and had agreed to purchase 531,463 shares of Geotek Series L Cumulative Convertible Preferred Stock on September 1, 1995 for a purchase price of $5 million. In addition, as of June 30, 1995, the Company had earned approximately 400,000 shares of Goetek Common Stock pursuant to a five year consulting agreement with Geotek expiring in 1999 and the Company holds options to invest up to $86 million for an aggregate of approximately 5.3 million shares of common stock of Geotek. The options are exercisable in series on or before September 1, 1996, subject to certain extensions and qualifications. Should the Company exercise all or any portion of these options, the exercise would require funds that might otherwise be available for cellular system acquisitions, capital expenditures or other corporate purposes. Any exercise would require approval of the Company's lenders under its Loan Agreement or other financing alternatives.

     DIVIDEND AND OTHER RESTRICTIONS UNDER THE LOAN AGREEMENT. The terms of the Company's Loan Agreement prohibit the payment of dividends or other distributions on any shares of the Company's capital stock (other than dividends payable in shares of the Company's capital stock). The Company does not anticipate paying any cash dividend or other distribution on its Common Stock in the foreseeable future.

     CONTROL OF THE COMPANY; CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS. Existing management of the Company and members and affiliates of the "Richardson Family" own approximately 30% of the Company's outstanding Class A Common Stock as of June 30, 1995, and consequently, if they act in concert, are probably in a position to control the management and the affairs of the Company. The articles of incorporation and bylaws of the Company contain certain provisions that may render more difficult a hostile takeover, make it more difficult to remove or change the composition of the Company's incumbent Board of Directors and its officers, adversely affect shareholders who desire to participate in a tender offer and deprive shareholders of possible opportunities to sell their shares at prices higher than prevailing market prices. See "Description of Common Stock."

     VALUE OF FCC LICENSES. The underlying value of the Company's assets relates primarily to its intangible assets, principally interests in entities holding FCC construction permits and licenses, the value of which depend significantly upon the success of the Company's business and the growth of the industry in general. While the Company believes that there is presently a market for such assets, such market may not exist in the future or the values obtainable may be lower than at present. As a consequence, in the event of default on indebtedness of the Company or any other event which would result in the liquidation of the Company's assets, there can be no assurance that the proceeds would be sufficient to pay its obligations, including any obligations pursuant to the Securities offered hereby.

     RADIOFREQUENCY EMISSION CONCERNS. Media reports have suggested that certain radiofrequency ("RF") emissions from portable cellular telephones may be linked to cancer. The FCC has a rulemaking proceeding pending to update the guidelines and methods it uses for evaluating RF emissions from radio equipment, including cellular telephones. While the proposal would impose more restrictive standards on RF emissions from low power devices such as portable cellular telephones, it is anticipated that all cellular telephones currently marketed and in use already comply with the new proposed standards.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     For the purposes of calculating the Company's ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of income from continuing operations before income taxes, extraordinary items, minority interests and fixed charges (other than capitalized interest) and "fixed charges" consist of interest, whether expensed or capitalized. The Company has never issued any shares of preferred stock. Earnings have not been adequate to cover fixed charges in any period of the Company's operations. The following table sets forth the amount of the coverage deficiency in the periods indicated:

                                                                                                                SIX MONTHS
                                                                                                                  ENDED
                                                                YEAR ENDED DECEMBER 31,                          JUNE 30,
                                                  1990        1991        1992        1993        1994       1994       1995
                                                                                (IN THOUSANDS)
Fixed charges in excess of earnings..........   $(30,717)   $(33,738)   $(27,151)   $(15,317)   $(14,476)   $(4,625)   $(8,932)

                           DESCRIPTION OF DEBENTURES

     The Company may offer under this Prospectus Senior Debentures, Senior Subordinated Debentures and Subordinated Debentures, any of which Debentures may be issued as convertible and/or exchangeable Debentures.

     The Debentures will represent unsecured general obligations of the Company, unless otherwise provided in the Prospectus Supplement. The Senior Debentures will be senior to all subordinated indebtedness of the Company, and pari passu with any other unsecured, unsubordinated indebtedness of the Company. The Senior Subordinated Debentures will be subordinate in right of payment to the Senior Debentures and to certain other debt obligations of the Company and senior to the Subordinated Debentures. The Subordinated Debentures will be subordinate in right of payment to the Senior Debentures, the Senior Subordinated Debentures and to certain other debt obligations of the Company. Although the Senior Debentures and the Senior Subordinated Debentures are entitled "senior," the Company has not issued and does not have any current firm arrangements to issue any significant indebtedness to which any Debentures would not be effectively subordinated. See "Risk Factors -- Holding Company Structure." As of June 30, 1995 the Company and its subsidiaries had approximately $499.7 million of indebtedness and other liabilities to which the Debentures may be effectively subordinated and the Indentures do not limit the additional incurrence of such indebtedness or liabilities.

     The Senior Debentures, the Senior Subordinated Debentures and the Subordinated Debentures will be issued under separate Indentures that have been qualified under the Trust Indenture Act of 1939 and that will be entered into between the Company and trustees eligible under the Trust Indenture Act of 1939 to be designated prior to issuance of the respective Debentures. In this Prospectus, the indentures with respect to the Senior Debentures, Senior Subordinated Debentures and Subordinated Debentures are referred to as the "Senior Indenture," "Senior Subordinated Indenture" and "Subordinated Indenture," respectively. In addition, the Senior Indenture, the Senior Subordinated Indenture and the Subordinated Indenture are sometimes collectively referred to herein as the "Indentures" and the Trustee under the Senior Indenture, the Trustee under the Senior Subordinated Indenture and the Trustee under the Subordinated Indenture are sometimes collectively referred to as the "Trustees" and individually as a "Trustee." The following summary of certain provisions of the Indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the Indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. As used in the Indentures and in this section, the term the "Company" means Vanguard Cellular Systems, Inc. without reference to its consolidated subsidiaries.

GENERAL

     The Indentures do not limit the aggregate principal amount of Debentures which may be issued thereunder and provide that Debentures may be issued in one or more series, in such form or forms, with such terms and up to the aggregate principal amount authorized from time to time by the Company (Sections 2.1 and 2.2 of the Indentures). Unless otherwise provided in the Prospectus Supplement, the Debentures may be presented for registration of transfer and exchange and for payment or, if applicable, for conversion and/or exchange at the office of the applicable Trustee, unless the Company appoints a different office or agency for such purpose. (Section 4.2 of the Indentures). At the option of the Company, the payment of interest may also be made by check mailed to the address of the person entitled thereto as it appears in the Debenture register. (Section 4.1 of the Indentures).

     The applicable Prospectus Supplement will describe the following terms of any Debentures (the "Offered Debentures") in respect of which this Prospectus is being delivered (to the extent applicable to the Offered Debentures): (1) the designation (including whether they are Senior Debentures, Senior Subordinated Debentures or Subordinated Debentures), aggregate principal amount and authorized denominations, if other than denominations of $1,000 and any integral multiple thereof, of the Offered Debentures; (2) the percentage of the principal amount at which such Offered Debentures will be issued; (3) the date or dates (and whether fixed or extendable) on which the principal of the Offered Debentures is payable or the method of determination thereof; (4) the rate or rates at which the Offered Debentures will bear interest, if any, the method of calculating such rates, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable and the record dates for the determination of Debentureholders to whom interest will be payable; (5) the place or places where the principal of, premium, if any, and interest, if any, on the Offered Debentures will be payable; (6) any provisions relating to the issuance of the Offered Debentures at an original issue discount; (7) the price or prices at which, the period or periods within which, and the terms and conditions upon which the Offered Debentures may be redeemed, in whole or in part, at the option of the Company, pursuant to any sinking fund or otherwise (including the form or method of payment if other than cash, which may include securities of other issuers); (8) the obligation, if any, of the Company to redeem, repay or purchase the Offered Debentures pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the Debentureholder and the price or prices at which, the period or periods within which and the terms and conditions upon which the Offered Debentures will be redeemed, repaid or purchased, in whole or in part, pursuant to any such obligation (including the form or method of payment if other than in cash, which may include securities of other issuers), and any provisions for the remarketing of such Debentures; (9) if other than the principal amount thereof, the portion of the principal amount of the Offered Debentures which will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (10) any Events of Default in addition to or in lieu of those described herein and remedies therefor; (11) whether the Offered Debentures are convertible or exchangeable and, if so, the securities or rights into which the Offered Debentures are convertible or exchangeable (which may include other Debentures, Preferred Stock, Class A Common Stock, Class B Common Stock or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or exchangeable for securities of other issuers or a combination of the foregoing) and the terms and conditions upon which such conversion or exchange will be effected including the initial conversion or exchange price or rate, the conversion or exchange period and any other provision in addition to or in lieu of those described herein; (12) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Offered Debentures; (13) the currency or currencies, including composite currencies, in which the Offered Debentures will be denominated if other than the currency of the United States of America; (14) if other than the coin or currency in which the Offered Debentures are denominated, the coin or currency in which payment of the principal of, premium, if any, or interest on the Offered Debentures will be payable; (15) if the principal of, premium, if any, or interest on the Offered Debentures are to be payable, at the election of the Company or a holder thereof, in a coin or currency other than that in which the Offered Debentures are denominated, the period or periods within which, and terms and conditions upon which, such election may be made; (16) if the amount of payments of principal of, premium, if any, and interest on the Offered Debentures may be determined with reference to the value, rate or price of one or more specified commodities, currencies or indices, the manner in which such amounts shall be determined; (17) whether and under what circumstances the Company will pay additional amounts on the Offered Debentures held by a person who is not a United States of America person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debentures rather than pay such additional amounts; (18) if receipt of certain certificates or other documents or satisfaction of other conditions will be necessary for any purpose, including, without limitation, as a condition to the issuance of the Offered Debentures in definitive form (whether upon original issue or upon exchange of a temporary Debenture), the form and terms of such certificates, documents or conditions;
(19) any other affirmative or negative covenants with respect to the Offered Debentures; (20) whether the Offered Debentures will be issued in whole or in part in the form of one or more Global Debentures and, in such case, the Depositary therefor and the circumstances under which any Global Debenture may be exchanged for Offered Debentures registered in the name of, and under which any transfer of such Global Debenture may be registered in the name of, any person other than the Depositary; and (21) any other specific terms of the Offered Debentures. (Section 2.2 of the Indentures).

     The Debentures will be exchangeable or transferable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 2.6 and 2.10 of the Indentures).

     Debentures may be issued and sold at a substantial discount below their principal amount or their redemption value. (Section 2.2 of the Indentures). If so issued, certain federal income tax and other considerations, if applicable, will be described in the Prospectus Supplement relating thereto.

GLOBAL DEBENTURES

     The Debentures of a series may be issued in whole or in part in the form of one or more Global Debentures that will be deposited with a Depositary or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series. The specific terms of the depository arrangement with respect to the Debentures of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements for registered Debentures issued by it.

     Unless otherwise specified in an applicable Prospectus Supplement, Debentures which are to be represented by a Global Debenture to be deposited with or on behalf of a Depositary will be represented by a Global Debenture registered in the name of such Depositary or its nominee. Upon issuance of a Global Debenture in registered form, the Depositary of such Global Debenture will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debentures represented by such Global Debentures to the accounts of institutions that have accounts with such Depositary or its nominee ("Participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debentures, or by the

Company if such Debentures are offered and sold directly by the Company. Ownership of beneficial interests in a Global Debenture will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Debentures will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary (with respect to Participants' interests) or its nominee for such Global Debenture or by Participants or persons that hold through Participants. The laws of some jurisdictions require that certain purchasers of Debentures take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Debenture.

     So long as the Depositary for a Global Debenture in registered form, or its nominee, is the registered owner of such Global Debentures, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by such Global Debentures for all purposes under the Indenture for such Debentures. Except as set forth below, owners of beneficial interests in such Global Debenture will not be entitled to have Debentures of the series represented by such Global Debentures registered in their names, will not receive or be entitled to receive physical delivery of Debentures of such series in definitive form and will not be considered the owners or holders thereof under the Indenture for such Debentures.

     Principal, premium, if any, and interest payments on Debentures registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Debenture representing such Debentures. Neither the Company, the Trustee, or any paying agent for such Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Debenture for such Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary for Debentures of a series, upon receipt of any payments of principal, premium, if any, or interest in respect to a Global Debenture, will credit immediately the accounts of the related Participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debentures as shown on the records of such Depositary. The Company also expects that payments by Participants to owners of beneficial interests in such Global Debentures held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     Unless and until it is exchanged in whole or in part for Debentures in definitive form in accordance with the terms of the Debentures, a Global Debenture may not be transferred except as a whole by a nominee of the Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any such nominee or a successor of the Depositary or a nominee of such successor. If (i) a Depositary for Debentures notifies the Company that it is unwilling or unable to continue as Depositary for the Global Debentures of any series of Debentures or if at any time such Depositary ceases to be a clearing agency registered under the Securities Exchange Act, (ii) the Company in its sole discretion determines that the Global Debentures of any series of Debentures then outstanding under an Indenture shall be exchangeable for definitive Debentures of such series in registered form or (iii) an Event of Default with respect to the Debentures of a series represented by a Global Debenture has occurred and is continuing, then the Company will issue definitive Debentures of such series in registered form in exchange for the Global Debentures representing such Debentures. In any such instance, such definitive Debentures of such series shall be registered in the names of the owners of the beneficial interests in such Global Debentures.

SUBORDINATION

     The Subordinated Debentures will be subordinated, to the extent and in the manner set forth in the Subordinated Indenture, in right of payment to the prior payment in full of all Senior Indebtedness as defined in the Subordinated Indenture. (Section 3.1 of the Subordinated Indenture). Senior Indebtedness is defined in the Subordinated Indenture as (a) the principal of and premium, if any, and interest on: (i) all indebtedness for money borrowed by the Company, whether outstanding on the date of the Indenture or thereafter created or incurred; (ii) all indebtedness for money borrowed by another person, in which the Company has an equity interest or has the right to purchase an equity interest, and guaranteed directly or indirectly by the Company (whether such guarantee is outstanding on the date of the Indenture or thereafter created or incurred); and (iii) all indebtedness constituting purchase money indebtedness (as defined) for the payment of which the Company is directly or contingency liable (whether outstanding on the date of the Indenture or thereafter created or incurred); (b) any obligation to purchase or guarantee indebtedness of, to supply funds to or invest in, another person in which the Company has an equity interest or has the right to purchase an equity interest (whether such obligation is outstanding on the date of the Indenture or is thereafter created or incurred); (c) any obligation of the Company to any person in respect of surety or similar bonds issued by such person in connection with entering into, renewing or extending any cellular license granted by a governmental authority or any construction in respect of any cellular telephone system by the Company or any other person in which the Company has an equity interest or has the right to purchase an equity interest; and (d) all renewals, extensions or refundings of any such obligations, indebtedness and guarantees; provided, however, that Senior Indebtedness shall not include any obligation, indebtedness or guarantee which is created or evidenced by an instrument the terms of which expressly provide that such obligation, indebtedness or guarantee is subordinate to the Subordinated Debentures or to all other indebtedness of the Company or is not superior in right of payment or performance to the Subordinated Debentures. (Section 1.1 of the Subordinated Indenture).

     The Senior Subordinated Debentures will be subordinated to the extent and in the manner set forth in the Senior Subordinated Indenture, in right of payment to the prior payment in full of all Senior Indebtedness as defined in the Senior Subordinated Indenture. (Section 3.1 of the Senior Subordinated Indenture). Senior Indebtedness is defined in the Senior Subordinated Indenture in the same manner as Senior Indebtedness is defined in the Subordinated Indenture except that Senior Indebtedness as defined in the Senior Subordinated Indenture does not include: (i) the Subordinated Debentures; or (ii) any obligation, indebtedness or guarantee which is created or evidenced by an instrument the terms of which expressly provide that such obligation, indebtedness or guarantee is subordinate to the Senior Subordinated Indentures or to all other indebtedness of the Company or is not superior in right of payment or performance to the Senior Subordinated Debentures or that such obligation, indebtedness or guarantee is subordinate to senior indebtedness and senior indebtedness is defined by such instrument in substantially the same manner as senior indebtedness is defined in the indenture for the Subordinated Debentures unless the definition of senior indebtedness expressly provides that such obligation, indebtedness or guarantee is not subordinate to the Senior Subordinate Debentures or is superior in right of payment or performance to the Senior Subordinated Debentures. (Section 1.1 of the Senior Subordinated Indentures).

     At June 30, 1995, the Company had approximately $459.1 million of Senior Indebtedness and other indebtedness to which the Subordinated Debentures and the Senior Subordinated Debentures may be effectively subordinated. The Debentures may also be effectively subordinated to certain indebtedness and other liabilities of the Company's subsidiaries. See "Risk Factors -- Holding Company Structure." There is no limitation in the Indentures on the incurrence of additional Senior Indebtedness or other indebtedness and liabilities and the Company expects to incur such additional indebtedness or other liabilities.

     No payment on account of the principal of, premium, if any, or interest on the Senior Subordinated Debentures or Subordinated Debentures may be made, if, at the time of such payment or immediately after giving effect thereto, there exists a default in payment of the principal of, premium, if any, or interest on any Senior Indebtedness (as defined in the Senior Subordinated Indenture or Subordinated Indenture, as applicable), whether at expressed maturity, acceleration thereof or otherwise, except as otherwise provided in the applicable Indenture. (Section 3.2 of the Senior Subordinated and Subordinated Indentures). Upon any payment or distribution of assets of the Company of any kind or character, upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency or receivership, or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company or otherwise, all principal of, premium, if any, and interest due on all Senior Indebtedness (including any outstanding Senior Debentures and, in the case of the Subordinated Debentures, any outstanding Senior Subordinated Indebtedness) must be paid or provided for in full before the holders of the Senior Subordinated or Subordinated Debentures are entitled to receive or retain any payment. (Section 3.2 of the Senior Subordinated and Subordinated Indentures). Subject to the payment in full of all Senior Indebtedness (as defined in the Senior Subordinated Indenture or the Subordinated Indenture, as the case may be), the holders of the Senior Subordinated Debentures or Subordinated Debentures, as applicable, will be subrogated to the rights of the holders of Senior Indebtedness (as respectively defined) to receive payments or distributions of assets of the Company applicable to Senior Indebtedness until the Senior Subordinated or Subordinated Debentures are paid in full. (Section
3.2 of the Senior Subordinated and Subordinated Indentures). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than the holders of the Senior Subordinated or Subordinated Debentures.

CONVERTIBLE DEBENTURES

     The terms, if any, on which Offered Debentures may be (mandatorily or otherwise) exchanged for or converted into other Debentures or shares of Preferred Stock, Class A Common Stock, Class B Common Stock or other securities or rights of the Company (including rights to receive payments in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or any combination of the foregoing will be set forth in the Prospectus Supplement for such Offered Debentures.

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to Offered Debentures that may be exchanged for or converted into stock of any class of the Company ("Capital Stock"):

     The holder of any Debentures convertible into capital stock will have the right exercisable at any time during the time period specified in the Prospectus Supplement, unless previously redeemed by the Company, to convert such Debentures into shares of capital stock (which may include Preferred Stock, Class A Common Stock or Class B Common Stock) as specified in the Prospectus Supplement, at the conversion rate for each $1,000 principal amount of Debentures set forth in the Prospectus Supplement, subject to adjustment. The holder of a convertible Debenture may convert a portion thereof which is $1,000 or any integral multiple of $1,000. (Section 13.2 of the Indentures). In the case of Debentures called for redemption, conversion rights will expire at the close of business on the date fixed for the redemption as may be specified in the Prospectus Supplement, except that in the case of redemption at the option of the Debentureholder, if applicable, such right will terminate upon receipt of written notice of the exercise of such option. (Section 13.2 of the Indentures).

     In certain events, the conversion rate will be subject to adjustment as set forth in the Indentures. Such events include the issuance of shares of any class of Capital Stock of the Company as a dividend on the class of Capital Stock into which the Debentures of such series are convertible; subdivisions, combination and reclassifications of the class of Capital Stock into which Debentures of such series are convertible; the issuance to all holders of the class of Capital Stock into which Debentures of such series are convertible of rights or warrants entitling the Debentureholders (for a period not exceeding 45 days) to subscribe for or purchase shares of such class of Capital Stock at a price per share less than the current market price per share of such class of Capital Stock (as defined in the Indentures); and the distribution to all holders of the class of Capital Stock into which Debentures of such series are convertible of evidences of indebtedness of the Company or of assets (excluding cash dividends paid from retained earnings and dividends payable in Capital Stock for which adjustment is made as referred to above) or subscription rights or warrants (other than those referred to above). No adjustment of the conversion rate will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such rate. (Section 13.5 of the Indentures.) Fractional shares of Capital Stock will not be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment. Convertible Debentures surrendered for conversion between the record date for an interest payment, if any, and the interest payment date (except convertible Debentures called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the registered holder is to receive. (Article 13 of the Indentures).

MODIFICATION OF THE INDENTURES

     Modification of any Indenture with respect to the Debentures of any series may be made by the Company and the applicable Trustee with the consent of the holders of not less than 66 2/3% in aggregate principal amount of outstanding Debentures of such series; provided that no such modification may, without the consent of the holder of each Debenture of such series affected thereby, (1) extend the time or times of payment of the principal amount of, premium, if any, or the interest on, any Debentures; (2) reduce the principal amount of, premium, if any, or the rate of interest on any Debentures (and/or such other amount or amounts as any Debentures or supplemental indentures with respect thereto may provide to be due and payable upon declaration of acceleration of the maturity thereof); (3) change the currency of payment of principal of, premium, if any, or the interest on any Debenture; (4) reduce any amount payable on redemption thereof; (5) alter or impair the right to convert or exchange the Debentures at the rate and upon the terms provided in the Indenture; (6) alter or impair the right to require redemption at the option of the holder; or (7) reduce the percentage of Debentures of any series, the vote of the holders of which is necessary to modify the Indenture. (Section 12.2 of the Indentures).

     Modifications of any Indenture with respect to the Debentures of any series may be made by the Company and the Trustee without the consent of the Debentureholders: (a) to add to the covenants and agreements of the Company or to surrender any right or power reserved to or conferred upon the Company in the Indenture; (b) to cure any ambiguity or to cure, correct or supplement any defect or inconsistent provision contained in the Indenture; (c) to make such provisions in regard to matters arising under the Indenture which may be necessary or desirable, or otherwise change the Indenture in any manner, which shall not adversely affect the interests of the Debentureholders of any series;
(d) to evidence the succession of another corporation to the Company and the assumption by the successor corporation of the covenants, agreements and obligations of the Company pursuant to the Indenture and to provide for the adjustment of conversion rights pursuant to Section 13.7 upon consolidation, merger, sale or conveyance of the Company; (e) to establish the form or terms of the Debentures of any series as permitted by the Indenture; (f) to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination shall become effective only when there is no Debenture outstanding of any series created prior thereto which is entitled to the benefit of such provisions; (g) to add or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of Debentures in bearer form or to provide for uncertificated Debenture (so long as any "registration-required obligation" within the meaning of Section 163(f)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), is in registered form for purposes of the
Code); (h) to amend or supplement any provision contained in the Indenture, which was required to be contained in the Indenture in order for the Indenture to be qualified under the Trust Indenture Act of 1939, if the Trust Indenture Act of 1939 or regulations thereunder change what is so required to be included in qualified indentures, in any manner not inconsistent with what then may be required for such qualification; (i) to add any additional events of default;
(j) to convey, transfer, assign, mortgage or pledge to the Trustee, as security for the Debentures of one or more series, any property or assets; or (k) to add to or change any of the provisions of the Indenture as contemplated in Section 11.7(b) relating to successor trustees. (Section 12.1 of the Indentures).

DEFAULTS AND NOTICE

     The following are to be Events of Default with respect to Debentures of any series, unless it is either inapplicable to a particular series or is specifically deleted or modified for Debentures of a particular series, as described in the Prospectus Supplement: (1) failure to pay the principal of, or premium, if any, on any Debenture of such series when due and payable (whether at maturity, by call for redemption, through any mandatory sinking fund, by redemption at the option of the holder, by declaration of acceleration or otherwise, and, with respect to Debentures issued pursuant to the Senior Subordinated Indenture and the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions of such Indentures); (2) failure to make a payment of any interest on any Debenture of such series when due, continued for 30 days (with respect to Debentures issued pursuant to the Senior Subordinated Indenture and the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions of such Indentures); (3) failure of the Company to perform or observe any other covenants or agreements of the Company in the Indenture or in the Debentures of such series (other than agreements or covenants included in the Indentures solely for the benefit of a series of Debentures other than the series), continued for 90 days after written notice; (4) certain events of bankruptcy, insolvency or reorganization of the Company; and (5) as to Senior Subordinated and Subordinated Debentures, an event of default under any Senior Indebtedness (as respectively defined) that has resulted in the acceleration of such indebtedness prior to the expressed maturity thereof, which acceleration has not been rescinded or annulled within 30 business days after written notice and which acceleration is not contested by the Company in good faith. If an Event of Default with respect to Debentures of any series shall happen and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding Debentures of such series may declare the principal amount (or, if the Debentures of such series are issued at an original issue discount, such portion of the principal amount as may be specified in the terms of the Debentures of such series) of all Debentures of such series and/or such other amount or amounts as the Debentures or supplemental indenture with respect to such series may provide, to be due and payable immediately. (Section 7.1 of the Indentures).

     The Indentures provide that the Trustee will, within 90 days after the occurrence of a default, give to holders of Debentures of any series notice of all incurred defaults with respect to such series known to it; provided, however, that, except in the case of a default that results from the failure to make any payment of the principal of, premium, if any, or interest on the Debentures of any series, or in the payment of any mandatory sinking fund installment with respect to Debentures of such series, the Trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of Debentures of such series. (Section 11.3 of the Indentures).

     The Indentures contain a provision entitling the Trustee to be indemnified by holders of Debentures before proceeding to exercise any trust or power under the Indentures at the request of such holders. (Section 11.1 of the Indentures). The Indentures provide that the holders of a majority in aggregate principal amount of the then outstanding Debentures of any series may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or of exercising any trust or power conferred upon the Trustee with respect to the Debentures of such series, provided, however, that the Trustee may decline to follow any such direction if, among other reasons, the Trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the Trustee in personal liability or would be unduly prejudicial to the holders of the Debentures of such series not joining in such direction. (Section 7.6 of the Indentures). The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent including, without limitation, that the holders of a majority in aggregate principal amount of the Debentures of such series then outstanding make a written request upon the Trustee to exercise its powers under the Indenture, indemnify the Trustee and afford the Trustee reasonable opportunity to act, but the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due, to require conversion or exchange of Debentures if the Indentures provide for convertibility or exchangeability at the option of the holder, and to institute suit for the enforcement thereof. (Section 7.7 of the Indentures).

REPORTS TO HOLDERS OF DEBENTURES

     The Company intends to furnish to holders of Debentures all quarterly and annual reports that it furnishes to holders of the Company's Class A Common Stock.

                         DESCRIPTION OF PREFERRED STOCK

     The Board of Directors of the Company is authorized to issue in one or more series up to a maximum of 1,000,000 shares of preferred stock, par value $.01 per share. The shares can be issued with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion or exchange rights and other special or relative rights as the Board of Directors shall from time to time fix by resolution, which could adversely affect the voting powers of the holders of Common Stock. Issuance of the Preferred Stock could have the effect of acting as an anti-takeover device to delay or prevent a change of control of the Company. The dividend, the liquidation preference, and other specific terms of each series of the Preferred Stock will be set forth in the Prospectus Supplement. The Company currently has no shares of Preferred Stock outstanding.

     The applicable Prospectus Supplement will describe the following terms of any Preferred Stock in respect of which this Prospectus is being delivered (to the extent applicable to such Preferred Stock): (1) the specific designation, number of shares, seniority and purchase price; (2) any liquidation preference per share; (3) any date of maturity; (4) any redemption, repayment or sinking fund provisions; (5) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (6) any voting rights; (7) if other than the currency of the United States of America, the currency or currencies including composite currencies in which such Preferred Stock is denominated and/or in which payments will or may be payable; (8) the method by which amounts in respect of such Preferred Stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation; (9) whether the Preferred Stock is convertible or exchangeable and, if so, the securities or rights to which such Preferred Stock is convertible or exchangeable (which may include other Preferred Stock, Debentures, Class A Common Stock, Class B Common Stock or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or a combination of the foregoing), and the terms and conditions upon which such conversions or exchanges will be effected including the initial conversion or exchange prices or rates, the conversion or exchange period and any other related provisions; (10) the place or places where dividends and other payments on the Preferred Stock will be payable; (11) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions; and (12) if applicable, a discussion of certain federal income tax considerations with respect to such Preferred Stock.

     As described under "Description of Depositary Shares," the Company may, at its option, elect to offer depositary shares ("Depositary Shares") evidenced by depositary receipts ("Depositary Receipts"), each representing an interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Depositary (as defined below).

     All shares of Preferred Stock offered, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and nonassessable.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description below sets forth certain general terms and provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts. The specific terms of the Depositary Shares and, if applicable, a discussion of certain federal income tax considerations with respect thereto will be described in the Prospectus Supplement relating to such Depositary Shares. The following description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Deposit Agreement and form of Depositary Receipts relating to each series of the Preferred Stock.

GENERAL

     The Company may, at its option, elect to have shares of Preferred Stock represented by Depositary Shares. The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate deposit agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable interest in the number of shares of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion, exchange and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement, each of which will represent the applicable interest in a number of shares of a particular series of the Preferred Stock described in the applicable Prospectus Supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares representing such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders on the relevant record date.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto or the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of Preferred Stock shall be made available to holders of Depositary Shares.

CONVERSION AND EXCHANGE

     If any Preferred Stock underlying the Depositary Shares is subject to conversion or exchange as set forth in the Prospectus Supplement relating thereto, each record holder of Depositary Shares will have the right or obligation to convert or exchange such Depositary Shares pursuant to the terms thereof.

REDEMPTION OF DEPOSITARY SHARES

     If Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the aggregate redemption price payable with respect to the number of shares of Preferred Stock underlying the Depositary Shares. Whenever the Company redeems Preferred Stock from the Depositary, the Depositary will redeem as of the same redemption date a proportionate number of Depositary Shares representing the shares of Preferred Stock that were redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Company.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the redemption price payable upon such redemption. Any funds deposited by the Company with the Depositary for any Depositary Shares which the holders thereof fail to redeem shall be returned to the Company after a period of two years from the date such funds are so deposited.

WITHDRAWAL OF STOCK

     Any holder of Depositary Shares may, upon surrender of the Depositary Receipts at the corporate trust office of the Depositary (unless the related Depositary Shares have previously been called for redemption), receive the number of whole shares of the related series of Preferred Stock and any money or other property represented by such Depositary Receipts. Holders of Depositary Shares making such withdrawals will be entitled to receive whole shares of Preferred Stock on the basis set forth in the related Prospectus Supplement for such series of Preferred Stock, but holders of such whole shares of Preferred Stock will not thereafter be entitled to deposit such Preferred Stock under the Deposit Agreement or to receive Depositary Receipts therefor. If the Depositary Shares surrendered by the holder in connection with such withdrawal exceed the number of Depositary Shares that represent the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

VOTING

     Upon receipt of notice of any meeting, or action in lieu of any meeting, at which the holders of any shares of Preferred Stock underlying the Depositary Shares are entitled to vote, the Depositary will mail the information contained in such notice to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so.

AMENDMENT TO THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary, provided, however, that any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by a majority of the Depositary Shares then outstanding.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any exchange or redemption of the Preferred Stock. Holders of Depositary Shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

     The Company, or at the option of the Company, the Depositary, will forward to the holders of Depositary Shares all reports and communications from the Company which the Company is required to furnish to the holders of Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder, and neither will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Share or Preferred Stock unless satisfactory indemnity has been furnished. The Company and the Depositary may rely upon written advice of counsel or accountants or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or persons believed to be competent and documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY; TERMINATION OF THE DEPOSIT AGREEMENT

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary will be appointed by the Company within 60 days after delivery of the notice of resignation or removal. The Deposit Agreement may be terminated at the direction of the Company or by the Depositary if a period of 90 days shall have expired after the Depositary has delivered to the Company written notice of its election to resign and a successor depositary shall not have been appointed. Upon termination of the Deposit Agreement, the Depositary will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except that the Depositary will continue to deliver Preferred Stock certificates, together with such dividends and distributions and the net proceeds of any sales or rights, preferences, privileges or other property in exchange for Depositary Receipts surrendered. Upon request of the Company, the Depositary shall deliver all books, records, certificates evidencing Preferred Stock, Depositary Receipts and other documents relating to the subject matter of the Deposit Agreement to the Company.

                          DESCRIPTION OF COMMON STOCK

     The statements made under this caption include summaries of certain provisions contained in the Company's Articles of Incorporation and bylaws. These statements do not purport to be complete and are qualified in their entirety by reference to such Articles of Incorporation and bylaws.

     The authorized capital stock of the Company consists of 250,000,000 shares of Class A Common Stock par value $.01 per share, 30,000,000 shares of Class B Common Stock, par value $.01 per share, and the Preferred Stock. As of June 30, 1995, 41,190,848 shares of Class A Common Stock were issued and outstanding in the names of approximately 1,200 holders of record, and no shares of Class B Common Stock were issued and outstanding.

CLASS A COMMON STOCK

     Holders of the Company's Class A Common Stock are entitled ratably, share for share, to such dividends as may be declared upon the Class A Common Stock by the Board of Directors and, upon any liquidation of the Company, to participate ratably in the distribution of any corporate assets remaining after payment of all debts and the liquidation preferences, if any, of Preferred Stock that then may be issued and outstanding. However, the Company has entered into a Loan Agreement which substantially prohibits the payment of dividends or other distributions with respect to the Class A Common Stock. See "Risk
Factors -- Existing Indebtedness; Additional Financing" and "Dividend and Other Restrictions under the Loan Agreement."

     Holders of the Company's Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of holders of Class A Common Stock. No holder of Class A Common Stock of the Company is entitled as a matter of right to subscribe for or to purchase any shares of stock or any security convertible into shares of stock of any class of the Company. Each outstanding share of Class A Common Stock is validly issued, fully paid and nonassessable.

CLASS B COMMON STOCK

     The Board of Directors has the authority, without any vote or action by the shareholders, to issue Class B Common Stock. The Company's Articles of Incorporation provide that the Class B Common Stock would have the same characteristics as the Class A Common Stock, except that the holders of Class B Common Stock would be entitled to one-tenth of one vote per share, voted as a single class with the Class A Common Stock, except as required by law. Under North Carolina law, the holders of Class B Common Stock generally would have the right to vote as a separate voting group on (i) certain amendments to the Articles of Incorporation, including amendments that would increase or decrease the authorized number of shares of the class, effect an exchange or reclassification of their shares for shares of another class, or change the rights of the class, (ii) a plan of merger if the plan contains a provision that, if contained in a proposed amendment to the Articles of Incorporation, would give rise to the right to vote, except where the consideration to be received in exchange for the shares consists solely of cash, and (iii) a plan of share exchange if the shares are to be acquired in the exchange. Issuance of Class B Common Stock could have the effect of acting as an anti-takeover device to delay or prevent a change of control of the Company.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     A provision of the Company's Articles of Incorporation requires the holders of at least 66 2/3% of the outstanding shares of stock of the Company then entitled to vote in elections of directors or a majority of the "disinterested" members of the Board of Directors to approve certain major corporate transactions involving the Company and a holder of 10% or more of any class of equity security of the Company ("Interested Shareholder") or the affiliate of an Interested Shareholder, including a merger or consolidation with the Interested Shareholder or the sale, lease or exchange of substantially all of the assets of the Company or of the Interested Shareholder to the other, or any dissolution of the Company. "Disinterested" directors are directors who are neither Interested Shareholders nor affiliated with any Interested Shareholder. In addition, the Company's bylaws permit (i) directors to be removed only for cause and upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the Company's capital stock entitled to vote generally in the election of directors and (ii) newly created directorships and vacancies caused by any reason to be filled only by the vote of the majority of directors then in office or by the shareholders. Both the Articles of Incorporation and the bylaws require the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors to amend these provisions. These provisions could make it more difficult for a third party to acquire control of the Company.

     The Board of Directors of the Company is divided into three classes, with one class elected annually by the shareholders to a three-year term. The effect of the staggered Board of Directors is to negate substantially the possibility of minority shareholders' obtaining representation on the Board of Directors. The holders of common stock of the Company do not have the right to vote cumulatively in the election of directors.

FCC RESTRICTIONS

     The transfer of shares of Class A and Class B Common Stock may, in certain circumstances, be subject to provisions of the Communications Act of 1934, as amended, and rules and policies requiring prior FCC approval of the transfer of control of cellular, microwave and other licensees, restricting the percentage of alien ownership of such licensees, limiting the ownership of interests in cellular systems serving the same area, and establishing other licensee qualifications.

TRANSFER AGENT AND REGISTRAR

     First Union National Bank, Charlotte, North Carolina, is the transfer agent and registrar for the Class A Common Stock.

                            DESCRIPTION OF WARRANTS

GENERAL

     The Company may issue Warrants to purchase Securities or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or any combination of the foregoing. Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The following sets forth certain general terms and provisions of the Warrants. Further terms of the Warrants and the applicable Warrant Agreement are set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the following terms of any Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the currency or currencies, including composite currencies, in which the price of such Warrants may be payable; (5) the Securities or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or any combination of the foregoing purchasable upon exercise of such Warrants; (6) the price at which and the currency or currencies, including composite currencies, in which the Securities purchasable upon exercise of such Warrants may be purchased; (7) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (8) if applicable, the minimum or maximum amount of such Warrants which may be exercised at any one time; (9) if applicable, the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (10) if applicable, the date on and after which such Warrants and the related Securities will be separately transferable; (11) information with respect to book-entry procedures, if any;
(12) if applicable, a discussion of certain United States Federal income tax considerations; and (13) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities on a negotiated or competitive bid basis to or through underwriters or dealers and also may sell Securities directly to other purchasers or through agents. Any such underwriter, dealer or agent involved in the offer and sale of Securities, and any applicable commissions, discounts and other items constituting compensation to such underwriters, dealer or agent, will be set forth in the Prospectus Supplement.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Unless otherwise indicated in a Prospectus Supplement, the obligations of any underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the applicable Securities if any are purchased. If a dealer is utilized in the sale, the Company will sell the Securities to the dealer as principal. The dealer may then resell the Securities to the public at varying prices to be determined by such dealer at the time of resale.

     Offers to purchase Securities may be solicited by the Company or agents designated by the Company from time to time. Unless otherwise indicated in a Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters as that term is defined in the Securities Act of 1933 (the "Securities Act"), and any discounts or commissions received by them from the Company and any profits on the resale of the Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but shall in all cases be subject to the approval of the Company. Such contracts will be subject to the following conditions (i) the purchase by an institution of the Securities covered by these contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by such contracts. Any additional conditions will be described in the Prospectus Supplement. The Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

                                 LEGAL OPINIONS

     The validity of the Securities that may be offered hereby will be passed upon for the Company by Schell Bray Aycock Abel & Livingston L.L.P. Greensboro, North Carolina. Certain additional legal matters will be passed upon for the Company by Richard C. Rowlenson, Senior Vice President and General Counsel for the Company. As of June 30, 1995, Mr. Rowlenson beneficially owned 115,302 shares of Class A Common Stock. Doris R. Bray, a partner of Schell Bray Aycock Abel & Livingston L.L.P., is a director of the Company and, as of June 30, 1995, beneficially owned 4,800 shares of Class A Common Stock.

                                    EXPERTS

     The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the reports of said firm and upon the authority of said firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER OR SOLICITATION BY ANY PERSON IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                               TABLE OF CONTENTS

                                                      PAGE
                  PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary......................    S-5
Certain Risk Factors...............................   S-10
Use of Proceeds....................................   S-14
Capitalization.....................................   S-14
Selected Consolidated Financial and Operating
  Data.............................................   S-15
Management's Discussion and Analysis of Financial
  Condition and Results
  of Operations....................................   S-17
Business...........................................   S-23
Management.........................................   S-37
Principal Shareholders.............................   S-39
Description of Credit Facility.....................   S-41
Description of Debentures..........................   S-42
Underwriting.......................................   S-63
Legal Matters......................................   S-64
Experts............................................   S-64
Glossary...........................................   S-65
Index to Consolidated Financial Statements.........    F-1
                        PROSPECTUS
Incorporation of Certain Documents
  by Reference.....................................      2
Available Information..............................      2
Certain Definitions................................      3
The Company........................................      4
Use of Proceeds....................................      4
Risk Factors.......................................      4
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends........................      7
Description of Debentures..........................      8
Description of Preferred Stock.....................     14
Description of Depositary Shares...................     14
Description of Common Stock........................     17
Description of Warrants............................     18
Plan of Distribution...............................     19
Legal Opinions.....................................     19
Experts............................................     19

$200,000,000
VANGUARD CELLULAR
SYSTEMS, INC.
    % SENIOR DEBENTURES DUE 2006

(Vanguard Logo appears here)

SALOMON BROTHERS INC
GOLDMAN, SACHS & CO.
NATIONSBANC CAPITAL MARKETS, INC.
SMITH BARNEY INC.
TORONTO DOMINION SECURITIES
(USA) INC.
PROSPECTUS SUPPLEMENT
DATED   , 1996